3/12

04010540

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Svenska Cellulosa Aktiebolaget

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

FILE NO. 82- 763 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]

DAT: 3/10/04

# SCA Annual Report 2003




REAL ESTATE
bero



SCA

# Business Areas

**Hygiene Products:**
Tissue
Incontinence products
Feminine hygiene products
Baby diapers



page 14

**Packaging:**
Corrugated board
Protective and
specialty packaging
Containerboard



page 22

**Forest Products:**
LWC paper
SC paper
Newsprint
Pulp
Solid-wood products
Timber


REAL ESTATE

page 28

# Mission, vision and core values

*SCA's mission, vision and core values, which are important tools to create a company in which employees are united by common goals and in a shared ambition, were established during 2003.*

### Mission

*SCA's mission is to provide essential products that improve the quality of everyday life.*

SCA offers a wide range of products, services and solutions that are essential to the daily lives of people in all walks of life, in diverse communities around the world. The product portfolio comprises such consumer items as handkerchiefs, toilet tissue and baby diapers, packaging solutions, newsprint and publication papers and solid-wood products.

### Vision

*SCA's vision is to be recognized as the leading provider of value for customers, shareholders and employees in its field.*

SCA will continuously strive to create more value, achieve greater results and make a positive contribution to the life of every individual in every community where the Group's, products or services can be found. SCA will remain at the forefront of sustainable development and will continue to conduct our activities with the highest possible economic and environmental standards.

### Core values

*Respect, excellence and responsibility.*

SCA's core values are based in the company's history, and the Group has been built around the core values. They define the way to do business and the way to behave. The core values inspire and challenge SCA's employees in their efforts to create a successful company – financially, socially and environmentally.

# Contents



# SCA in the world



SCA is an international paper company that produces absorbent hygiene products, packaging solutions and publication papers. Based on customer need, new products are developed for consumers, institutions, industry and the retail trade. Net sales amount to approximately SEK 85 billion (EUR 9.4 billion) annually. At the beginning of 2004, SCA had about 46,000 employees in some 40 countries. The SCA share is traded on the stock exchanges in Stockholm and Lon-

# Year in brief

- *Net sales amounted to SEK 85,338 M (88,046). Volume growth was 4%.*
- *Cash flow from current operations surpassed established targets.*
- *Proposed increase in dividend of 9% to SEK 10.50 per share.*
- *Efficiency enhancement measures within tissue in Europe and North America are expected to reduce costs.*
- *Packaging acquisition in North America opens new growth possibilities.*

| Key ratios | 2003 SEK | 2003 EUR[1] | 2002 SEK | 2002 EUR[1] |
|---|---|---|---|---|
| Net sales, SEK M/EUR M | 85,338 | 9,368 | 88,046 | 9,617 |
| Earnings after financial items, SEK M/EUR M | 6,967 | 765 | 8,078 | 883 |
| Earnings per share after tax, SEK | 21.84 | – | 24.54 | – |
| Cash flow from current operations, per share, SEK | 34.98 | – | 37.12 | – |
| Dividend, SEK | 10.50[2] | – | 9.60 | – |
| Strategic investments net, SEK M/EUR M | –7,233 | –794 | –9,475 | –1,035 |
| Shareholders' equity, SEK M/EUR M | 49,754 | 5,480 | 47,983 | 5,230 |
| Return on shareholders' equity, % | 10 | – | 12 | – |
| Debt/equity ratio, multiple | 0.44 | – | 0.49 | – |
| Average number of employees | 44,191 | – | 43,374 | – |

[1] See pages 48 and 50 for currency rates.

See page 84 for definitions.

[2] Board proposal.

**EARNINGS, DIVIDEND AND CASH FLOW PER SHARE**


SEK
50
40
30
20
10
0
99
00
01
02
03
Earnings
Dividend
Cash flow from current operations

The average dividend growth during the past five years amounts to 11% annually.

**NET SALES BY BUSINESS AREA 2003**
**(excl. intra-Group deliveries)**


Other 1%
Forest Products 14%
Hygiene Products 50%
Packaging 35%

The Hygiene Products and Packaging business areas combined account for 85% of net sales.

**OPERATING PROFIT BY BUSINESS AREA 2003**
**(adjusted for central items)**


Forest Products 19%
Hygiene Products 55%
Packaging 26%

The Hygiene Products and Packaging business areas combined account for 81% of operating profit.

# Growth requires profitability

*Growth is not an end in itself; it must be combined with profitability.*

A weak business cycle, increased competition and price pressures severely tested operations in 2003. Nevertheless, cash flow from current operations amounted to SEK 8,134 M, which was somewhat higher than the Group's set cash flow goal of SEK 7,800 M. The Group achieved an operating surplus margin (EBITDA) of 17 percent, which was in line with our goals. Hygiene Products also met its goal with a margin of 17 percent, which can partially be attributed to steady growth within Personal Care. Packaging's margin of 13 percent was lower than its target of 16 percent, with the difference attributed to a slowdown in the European economy and higher pension costs. The largest margin drop occurred at Forest Products, which had a goal of 25 percent but only achieved 20 percent. That was due primarily to falling magazine paper prices.

Most indicators point toward 2004 continuing to be a difficult year for certain segments, although we believe this will be the year that the business cycle turns around. Currently, it is primarily the American market that is showing signs of an impending turnaround.

We did not sit idly by during the past year, however, having taken a number of measures. SCA is continually working to improve the profitability of existing units and projects are under way in every business area to improve efficiency.

### Growth

SCA has set a goal of expanding at a rate of 8–10 percent per year over the five-year period 2002–2007. In 2003, company acquisitions and volume expansion resulted in a 4-percent increase in sales, in other words below the targeted goal. Since 2002, growth has totaled 15 percent. It is important to remember that the growth goals have been set as an average over the five-year period.

The somewhat lower growth last year was due to the fact that the prices of potential acquisition objects were not in line with their earnings capacity. We have always emphasized that growth is not an end in itself, it must always go hand in hand with profitability and long-term strategic creation of value.

As is always the case, the principle that our acquisitions must generate value for shareholders and fulfill our stated requirements applies. An acquisition must yield a CVA index that is greater than 1.2 (net present value of the future cash flow should be at least 20 percent higher than the price we pay). In addition, the acquisition should positively contribute to the Group's earnings per share already during the initial twelve-month period.

If we are unable to generate growth during this period that creates added value for our shareholders, then the dividend should instead be increased or our own shares repurchased.

### Acquisitions and investments

SCA continued to consolidate the North American protective packaging market through its acquisition of three companies. The largest of these was Alloyd Inc. in Illinois, with sales of SEK 600 M, which was acquired at a purchase price of SEK 733 M on a debt-free basis. Alloyd is the leading North American supplier of high visibility plastic packaging for the consumer market, an entirely new market for SCA with good prospects for growth.

We also acquired corrugated board manufacturer Southeastern Packaging in Georgia and the North American protective packaging company Specor Systems Inc. for a combined total of SEK 133 M on a debt-free basis.

An action plan has been initiated in the US in order to improve profitability in tissue for bulk consumers (AFH). The plan includes, among other measures, a new integrated tissue facility in Alabama that will strengthen SCA's position in the southeastern US within the AFH segment, and lower production costs. These measures will begin to bear fruit during 2004 and gain full effect in 2005.

Within hygiene products, SCA acquired 50 percent ownership in the privately held Chilean hygiene company, Papeles Industriales S.A. (PISA) for SEK 462 M on a debt-free basis. PISA is Chile's second-largest tissue producer, with a 25-percent market share. The acquisition complements SCA's other acquisitions within the hygiene markets in Latin America.

We also acquired the French development company Segas, which is SCA's most important supplier of dispensers for AFH markets.

In Asia, SCA increased its ownership interest in Central Package Group (Cenpak) to 65 percent, with an ambition of increasing ownership to more than 90 percent. Cenpak is a leading player in the Chinese packaging market, and is the company through which we are expanding our packaging operations in Asia.

SCA decided to invest in a new paper machine in Colombia in order to meet growth and further strengthen our position as a leading tissue supplier in the region.

SCA acquired the remaining shares (41 percent) of the forestry company Scaninge, held jointly with Graninge AB. The acquisition means that SCA's forest holdings expanded by 390,000 hectares, which will increase the company-held supply of wood for SCA industries in northern Sweden.

The company sold a minority holding in Metsä Tissue at the beginning of the year, freeing up approximately SEK 650 M. This resulted in a capital gain of SEK 47 M and reversal of SEK 150 M in reserves. The holding was acquired as part of an effort to acquire Metsä Tissue, which was stopped for competitive reasons by the European Commission in spring 2001.

#### Increased efficiency

Structural changes were made during the year within the Hygiene Products business area. The Consumer Products division (consumer tissue, diapers and feminine hygiene products) was divided into Consumer Tissue and Personal Care. Incontinence products were also added to Personal Care, while the European AFH operations were left unchanged.

Consumer Tissue faced fierce competition for a number of years, especially in the UK where SCA's profitability has weakened. A strategic overview has been conducted for the entire European consumer tissue operation, and we have initiated extensive production efficiency measures and cost savings in order to strengthen our competitiveness. By transferring incontinence products into Personal Care, we have combined all of our fluff products into the same business group, providing greater coordination advantages. Measures related to the structural changes at Hygiene Products are estimated to provide an annual cost savings of SEK 285 M and take full effect during the fourth quarter of 2004.

Measures are also being taken within packaging operations in Germany and Denmark as well as other areas.

Forest Products is working continuously to enhance the efficiency of its plants and to increase product quality levels. The new SC paper



GraphoNova, with qualities similar to LWC paper, is an example of how SCA is at the forefront of development and is adapting products to the needs of its customers.

#### New markets

Two new business groups were established during the year – Hygiene Growth Markets and Packaging Growth Markets. These are aimed at further identifying growth opportunities, especially in the Asian and Latin American markets. This will occur both through acquisitions and through organic growth.

Through our joint-venture hygiene product companies, we already have a presence in Latin America, Africa and Australia. In the area of packaging, expansion is occurring primarily in Asia through the Cenpak.

#### Social responsibility

For SCA, successful business ventures, environmental awareness and social responsibility all go hand in hand. We place great importance on social responsibility and want to be an attractive employer in all markets where operations are conducted.

Included in our environmental efforts are preparations for participating in the EU's system of trading of emissions credits. The investments and energy savings that SCA has previously implemented and that are planned in the future will provide interesting opportunities for trading of emissions credits.

In the beginning of 2004, SCA's Board of Directors adopted a Code of Conduct that contains guidelines for how SCA and its employees should respond to such issues as human rights, child and forced labor, discrimination, business ethics and freedom of association. The Code of Conduct, which is based on SCA's core values – respect, excellence and responsibility – will be implemented in 2004.

#### SCA turns 75

SCA will celebrate 75 years of operation this year. Over the past 75 years, the Group has transformed from a small local Swedish forest products company focused on bulk products into an international integrated paper company with value-added products in the areas of hygiene products, packaging and publication papers.

Stockholm, February 2004

Jan Åström
*President and CEO*

# Hygiene Products pages 14–21

Share of Group total

| Net sales | Operating profit before goodwill amortization | Capital employed average | Operating cash flow | Average number of employees |
|---|---|---|---|---|



| SEK 42,981 M | SEK 4,820 M | SEK 24,153 M | SEK 6,023 M | 18,567 |
|---|---|---|---|---|
| 50% | 54% | 34% | 60% | 42% |

# Packaging pages 22–27

Share of Group total

| Net sales | Operating profit before goodwill amortization | Capital employed average | Operating cash flow | Average number of employees |
|---|---|---|---|---|



| SEK 30,029 M | SEK 2,482 M | SEK 17,236 M | SEK 2,652 M | 21,482 |
|---|---|---|---|---|
| 35% | 28% | 24% | 26% | 49% |

# Forest Products pages 28–33

Share of Group total

| Net sales | Operating profit before goodwill amortization | Capital employed average | Operating cash flow | Average number of employees |
|---|---|---|---|---|



| SEK 14,081 M | SEK 1,559 M | SEK 16,608 M | SEK 1,942 M | 4,037 |
|---|---|---|---|---|
| 17% | 18% | 23% | 19% | 9% |

# Group total[1]

| Net sales | Operating profit before goodwill amortization | Capital employed average | Operating cash flow | Average number of employees |
|---|---|---|---|---|
| **SEK 85,338 M** | **SEK 8,887 M** | **SEK 71,687 M** | **SEK 10,102 M** | **44,191** |
| | Operating profit | | | |
| | **SEK 7,757 M** | | | |

### Reporting of the business areas

To facilitate comparison with competing companies in the hygiene and packaging sectors, which apply amortization differently, SCA reports operating profit for the business areas excluding goodwill amortization.

Comparable to the treatment of goodwill amortization, capital employed is also reported for the business areas throughout excluding goodwill while the Group total is reported including goodwill. Specification of the business areas' goodwill is shown on page 80.

1 Consolidated net sales does not include intra-Group deliveries. Net sales reported for the business areas include intra-Group deliveries, however. The Group totals also [illegible]

**Products**

Tissue
Incontinence products
Feminine hygiene products
Baby diapers

**Markets and production**

Largest in Europe in tissue segment.

World leader in incontinence products.

Third in North America in AFH tissue.

Second in Europe in fluff products.

Future expansion continues in Western Europe and North America, as well as Latin America, Central and Eastern Europe, Asia and other countries.

Total of 48 production plants in 23 countries in Europe, North America, Latin America, Africa, Australia and Southeast Asia for production of personal care products and a capacity of 1.9 million tons of tissue.



**Products**

Corrugated board
Protective and
specialty packaging
Containerboard

**Markets and production**

Market leader in the Western European corrugated board market.

A leading global supplier in customized protective packaging and the largest producer of high visibility plastic packaging in North America.

Second largest producer of containerboard in Europe.

Future expansion primarily in Central and Eastern Europe, Asia and North America, but also in Latin America.

More than 280 production plants in some 30 countries, with a total capacity of approximately 4.9 billion square meters of corrugated board per year. Capacity to produce 2.7 million tons of containerboard in 10 mills, situated in seven European countries.



**Products**

LWC paper
SC paper
Newsprint
Pulp
Solid-wood products
Timber

**Markets and production**

One of the most competitive European producers of publication papers.

Main market is the Nordic region and the rest of Western Europe, as well as Japan and the US for wood products.

Paper mills in the UK, Sweden and Austria, with a total capacity of 1.7 million tons of publication papers, a pulp plant in Sweden, with a capacity of 0.5 million tons of pulp, seven sawmills in Sweden, with a capacity of 1.4 million cubic meters of solid-wood products, and 2.0 million hectares of productive forest land in Sweden.



**NET SALES BY PRODUCT GROUP 2003**
**(excl. intra-Group deliveries)**



Pulp, timber, solid-wood products 7%
Personal care 20%
Publication papers 8%
Protective and specialty packaging 4%
Consumer tissue 17%
Packaging 31%
AFH tissue 13%


**GROUP'S 12 LARGEST MARKETS 2003**



Net sales, SEK M
Germany +1%
UK –8%
US –14%
France –1%
Sweden –5%
Italy –1%
The Netherlands +4%
Spain +6%
Denmark –3%
Belgium –4%
Austria –6%
Norway –13%
0
3,000
6,000
9,000
12,000
15,000


Spain was SCA's eigth largest market in 2003 (previously ninth), passing Denmark. Percentage indicates change from preceding year.

# Profitability and growth

*SCA shall provide essential products that improve the quality of everyday life. The company focuses on solid profitability and growth in sectors that are less cyclical.*

Profitability is developed through continuous efficiency improvements, the utilization of synergies within the Group and through a larger proportion of value-added products and services in SCA's product portfolio. Growth is primarily within hygiene products and packaging.

**BUSINESS CONCEPT/MISSION**

SCA's mission is to provide essential products that improve the quality of everyday life. SCA offers a wide range of goods, services and solutions that improve the quality of everyday life for people in all segments of society around the world. The offering consists primarily of hygiene products, packaging solutions and publication paper.

**VISION AND FINANCIAL GOALS**

SCA's vision is to be recognized as the leading provider of value for customers, shareholders and employees, in its field.

To provide shareholders with good growth in value and a rising dividend, SCA must achieve its financial goals. These goals are based on the principle that a company's value is determined by future cash flows expected to be generated by the company and the level of risk in the company's business. Future cash flows, in turn, are a function of profitability and growth.

**STRATEGIES**

**Profitable growth**

During 2003, SCA generated a cash flow from current operations (cash flow available for strategic investments and dividends) amounting to SEK 8,134 M. Since 1998, the cash flow has increased, on average, by 10% annually. Profitability and growth are key components in SCA's strategy to ensure the continued growth of its cash flow.

With substantial capital invested in fixed assets – primarily paper mills and converting plants – effective production is critical to SCA's ability to provide its shareholders with a favorable return. In recent years, SCA has increased efficiency in existing plants while at the same time has sold or closed a number of installations. This has made it possible to increase production, reduce costs and achieve greater flexibility in terms of potential to meet customer preferences.

Growth in market segments with more value-added products is a key element in SCA's strategy. Generally, these segments show higher growth with stable margins. Within hygiene products, this is accomplished partly through research and development that enables SCA to offer higher-quality products. The profitability of packaging operations is improving as a result of stronger focus on the value-added products segment and increased efforts to offer customers improved service as well as complete logistics and packaging solutions. Forest products operations are focused on continuous efforts to improve product quality and properties.

SCA's target is to achieve average annual growth of 8–10% over the period 2002–2007. One-third of business growth shall be achieved through organic growth, with acquisitions accounting for two-thirds. Expansion is taking place primarily in hygiene products and packaging.

**CASH-FLOW TARGET 1997 AND 2003**


%
100
80
60
40
20
0
38%
21%
62%
79%
1997
2003
Hygiene Products and Packaging
Forest Products

The chart shows the distribution of cash-flow targets. Hygiene Products and Packaging account for an increasingly greater share.

**STRATEGIC INVESTMENTS AND DIVESTMENTS 1997–2003**


SEK billions
20
15
10
5
0
–5
–10
97
98
99
00
01
02
03
Hygiene Products
Packaging
Forest Products
Divestments

Between 1997 and 2003, 88% of strategic investments were carried out within Hygiene Products and Packaging. Acquisitions accounted for 72% of total investments during this period.

Tissue and incontinence products have special priority as growth areas for hygiene products.

The world market for incontinence products is growing rapidly. As the global market's leading company, SCA intends to strengthen and consolidate its position through product development and new capacity.

Growth in packaging operations is being achieved mainly through acquisitions. The European market for transport packaging is relatively fragmented, which provides SCA opportunities for additional acquisitions. SCA's ambition in North America is to expand its activities through acquisitions in the protective packaging sector. SCA also wants to expand in other value-added segments of the packaging market, such as heavy duty packaging and high-quality print. In addition, the company plans to strengthen its offering of services in areas such as design, logistics and distribution.

In growth markets outside Europe and North America, SCA is expanding primarily through joint ventures established in cooperation with local companies, particularly within hygiene products. This reduces the risk for SCA and, at the same time, provides a base for continued growth in the region. In Latin America, SCA has strengthened its positions within hygiene products in Mexico, Chile, Colombia and several other markets. In Asia, SCA has established a presence in both hygiene products and packaging. Through Cenpak, SCA has emerged as one of the leading companies in the highly fragmented Chinese market for transport packaging.

Forest products will maintain their market shares for publication papers in Europe and secure the Group's growing raw material needs through continued development.

#### Synergies

The common fiber base provides control over raw material costs and facilitates effective integration of raw materials. Research and development, joint procurements of energy and coordinated logistics are other examples of areas in which important synergies can be utilized.

Strong cash flows from the Group's forest products are facilitating more rapid growth in hygiene products and packaging than would otherwise be possible. A strong cash flow also enables the Group to take greater advantage of unique acquisition opportunities, regardless of conditions in the capital market.

#### Stability

The traditional forest products industry is highly cyclical. Sharp fluctuations between strong profitability in prosperous times and weak profitability during periods of economic weakness result in a level of risk in the business that, in the past, created uncertainty for the shareholders with respect to trends of SCA's future cash flows. To increase stability in its operations, SCA is now focusing on less cyclical business segments.

SCA's efforts to consolidate the European tissue and corrugated board markets are contributing to a more stable trend in these markets. SCA has extensive experience both in evaluating potential acquisitions and in implementing and integrating acquired companies in the Group's existing operations. To minimize risk in connection with the establishment of operations in emerging growth markets, SCA often works with local entrepreneurs who offer comprehensive local market knowledge, while SCA provides the product concepts and technical know-how.



SCA's STRATEGY
PROFITABILITY
– in existing operations
GROWTH
– prioritized product areas
– new markets
– in accordance with SCA's profitability criteria
STABILITY
– rebalancing to less cyclical operations
CASH FLOW
INCREASED SHAREHOLDER VALUE

# Increased shareholder value

*Financial evaluation of both current operations and strategic investments is based on cash flow.*

### Measuring profitability

To direct investment resources to the projects that generate the highest value for shareholders, SCA must have a good understanding of which investments are profitable and, therefore, meet the Group's return requirements. This requires a clear definition of the return requirement that should be placed on investments.

SCA uses cash flow to measure profitability. Cash flow is a good measure of the return on investments. In contrast to accounting-based profitability measures (return on capital employed, return on shareholders' equity, etc.), measurement based on cash flow is not affected by depreciation, costs accruals or other accounting adjustments. The cash flow measurement also takes current capital expenditures into account, which in turn affect cash flow from current operations.

### Return requirements on shareholders' equity and borrowed capital

SCA's return requirements are based on the capital market's return requirement on investments in SCA shares. This is determined as follows: all investors demand a return that is at least comparable to the return they would receive from, in principle, risk-free government bonds. At the beginning of 2004, the return on 10-year Swedish government bonds was 4.8%. Moreover, investors demand a premium for the risk they take in investing in SCA shares. Based on long-term historical return on the stock market (compared with risk-free return), and taking into account SCA's risk profile, the risk premium is estimated at 4.0%. This results in a return requirement for the SCA share of 8.8%.

Shareholders are not the only interest group that contributes capital. Banks and other financial institutions also demand a return on their lending in the form of interest.

The return requirement on SCA's debt-financed capital is also calculated based on the return on risk-free 10-year government bonds, beginning of 2004 4.8% in Sweden, and an estimated SCA-specific margin of 0.7 percentage points, which yields a return requirement on borrowed funds of 5.5%. However, since interest expenses reduce the profit on which taxes are paid, in reality the cost after tax is lower. With a corporate income tax rate of 28%, the return requirement after tax is reduced to 4.0% on debt-financed capital.

### Weighted return requirement

The Group's operations are financed by a combination of shareholders' equity and borrowed capital. Accordingly, profitability is measured based on a weighting of costs for each financing source. The weighting of shareholders' equity is based on market value, or SCA's market capitalization. The weighting of borrowed capital is based on SCA's long-term debt/equity multiple goal of 0.7, which means that borrowed capital should correspond to a multiple of 0.7 times the book value of shareholders' equity.

By applying this technique, the Group's weighted average cost of capital (WACC), and thus its basic return requirement, amounts to 7.2%. This means that all investments must generate a free cash flow over time (cash flow after payment of all operating expenses and taxes, but before interest expenses) of at least 7.2% on the initial investment to meet market demands.

This applies to investments in Sweden. Other borrowing expenses and tax rates affect return requirements in other countries.

The current, booked debt/equity goal of a multiple of 0.7 was chosen with due consideration for the cyclical nature of SCA's operations. A less cyclical product portfolio can provide SCA the possibility of increasing debt. During the past five years, SCA's debt/equity ratio has varied between 0.39 and 1.05. A higher debt/equity ratio would reduce the Group's weighted capital costs.

### Strategic investments

All of SCA's strategic investments (company acquisitions or expansion investments in machinery and plants) are evaluated in accordance with SCA's cash flow-based control model, Cash Value Added (CVA), and must generate a return that exceeds their capital cost. The future cash flow of every investment is calculated and discounted based on the return requirement. This provides a present value for the future cash flow. If the present value is higher than the expenditure for the investment (that is, the price of the company to be acquired or the cost of the plant to be built), the investment is considered value-creating. However, SCA requires a present value that is at least 20% higher than the investment expenditure.

### Cash-flow targets

Based on the targeted sustainable cash flow from historical investments, and the cash flow for all new strategic projects that formed the basis for the related investment decision, SCA has

**KEY RATIOS AND FINANCIAL GOALS***

| | 1999 | 2000[1] | Result 2001 | 2002 | 2003 | Average result 5 yrs | Req.[2] 2004 |
|---|---|---|---|---|---|---|---|
| **Cash flow from current operations** | | | | | | | |
| Result (SEK bn) | 6.7 | 6.7 | 11.2 | 8.6 | 8.1 | – | – |
| Sustainable requirement (SEK bn) | 3.8 | 4.4 | 5.9 | 6.7 | 7.8 | – | 8.1 |
| Requirement increase (%/yr) | 19 | 16 | 34 | 14 | 16 | 20 | 4 |
| Result/requirement (%) | 176 | 152 | 191 | 129 | 104 | 150 | – |
| **Rates of return** | | | | | | | |
| Capital employed (%) | 12 | 18 | 14 | 13 | 11 | 14 | 16 |
| Shareholders' equity (%) | 12 | 20 | 13 | 12 | 10 | 13 | 13 |
| **Financial measurements** | | | | | | | |
| Debt/equity ratio (multiple) | 0.7 | 0.4 | 0.5 | 0.5 | 0.4 | 0.5 | 0.7 |
| Market-adjusted debt/equity ratio (multiple) | 0.4 | 0.3 | 0.4 | 0.3 | 0.3 | 0.3 | – |
| Debt payment capacity (%) | 33 | 49 | 51 | 47 | 54 | 47 | 38 |

1 Incl. nonrecurring items of SEK 2,031 M.

2 At beginning of 2004.

* See page 84 for definitions of key ratios.

established cash-flow targets for its business areas and the Group as a whole. The Group's target is expressed as cash flow from current operations (cash flow after interest expenses and tax) and is determined by adjusting the year-earlier target without taking into account prevailing economic conditions. This so-called sustainable cash-flow target was SEK 7.8 billion at year-end 2003. In setting the target for 2004, adjustment was made for inflation and the originally projected full-year effect of strategic investments during 2003, resulting in a target of SEK 8.1 billion at the beginning of 2004. Effects of strategic investments that may be carried out during 2004 will be successively added to this figure. The year's targets for return on capital employed and shareholders' equity, which are 16% and 13% respectively for 2004, are also derived from the cash flow target.

**Incentive program**

SCA's incentive program is also designed in accordance with the company's objective to create value for shareholders. The incentive program for senior executives features two components: fulfillment of cash flow targets and the price performance of the SCA share compared with peer group. For more detailed information on the design of the incentive program, see Note 31, Remuneration to senior executives, on page 74.

**Dividend**

Shareholders' return requirements are met through dividends and growth in the value of SCA shares. Under normal circumstances, over the course of a business cycle, about one-third of cash flow from current operations (after interest expenses and taxes) is used for dividends and two-thirds for value-generating strategic investments. In addition to self-financing from cash flow attributable to current operations, scope for further strategic investments is created through additional borrowing capacity at the same level of debt/equity ratio. If, over the long term, the cash flow from current operations exceeds the amount the company can place in profitable strategic investments, the funds will be returned to shareholders through higher dividends or repurchases of the company's own shares.

# Group management and control

*The management and development of the Group are affected by decisions in a number of corporate bodies. At the Annual General Meeting, the shareholders exercise their voting rights, in accordance with Swedish corporate legislation and SCA's Articles of Association, to resolve on decisions regarding the composition of the Board and other central issues. Among other matters, the Board of Directors decides on major investments and issues pertaining to the Group's strategic direction and its organization.*

Appointed by the Board, the President and CEO conducts the daily control of the Group, and the Group's seven business group presidents report to him. In addition, each business group has a business group board, on which the CEO normally serves as chairman.

During 2003, a separate Corporate Senior Management Team was formed to deal with Group-wide issues. This team comprises the management of the parent company and the managers of the staff units and the business group presidents.

**Board of Directors and its work procedures**

With its registered office in Stockholm, SCA's Board of Directors comprises eight members elected at the Annual General Meeting and three members, with three deputy members, elected by the employees. The Board members elected at the Annual General Meeting include persons closely associated with SCA's principal owners, AB Industrivärden and Handelsbanken Foundations, as well as persons independent of these owners. The President is also a member of the Board of Directors. Other staff members in the Company participate in Board meetings to make presentations or in an administrative capacity.

During the 2003 fiscal year, the Board held nine meetings. The Board appoints a salary committee internally that during the period preceding the 2004 Annual General Meeting comprises Sverker Martin-Löf, Chairman, Tom Hedelius and Rolf Börjesson. Also, prior to the election of auditors at the AGM for the period 2004–2007, the Board jointly appointed a selection committee consisting of Sverker Martin-Löf and Anders Nyrén.

**Corporate functions**

The Corporate functions, comprising the President, two Executive Vice Presidents and staffs, are based in Stockholm. In accordance with the work procedures that include governing of the relationship between the President and the Board of Directors, the Corporate functions are responsible for the formulation of the Group's strategy, business control, distribution of the financial resources between the business groups and the Group's financing, capital structure and risk management. Among other tasks, this includes matters pertaining to group-wide company acquisitions and other major projects that are not naturally referable to a certain business group. In addition, the Corporate functions are responsible for consolidating the financial reporting of the business groups, communications with the stock market and administration of a number of Group-wide issues.

Other key Group-wide areas, such as environmental and social issues, are managed through a network of persons from various parts of the Group. Moreover, certain business groups are responsible for operations that are important for SCA as a whole. The Forest Products business group, for example, is responsible for the Group's power purchases and raw material supply based on fresh fiber, while the Packaging Europe business group handles most of the Group's recovered paper supplies. There is also extensive coordination between the business groups in daily operations such as in the form of joint resources for sales and administration.

**Business group management**

SCA's organization is characterized by a distinct decentralization and delegation of a large amount of authority and responsibility to the business groups. With head offices based in Munich (Consumer Tissue, AFH Tissue Europe and Personal Care), Brussels (Packaging Europe), Sundsvall (Forest Products) and Philadelphia (North America, Hygiene Growth Markets and Packaging Growth Markets), each of the business groups has its own staff and other resources, which facilitates the effective control of each business group.

In addition to daily operations, the tasks of the business groups include issues pertaining to the segment's strategic development as well as matters related to company acquisitions and other strategic investments – actions that are normally initiated and prepared by the management of the respective business group that subsequently, following review by the pertinent business group board and the Corporate functions, are presented to the Board of Directors for decision.

Relations between the business groups and the Group's executive management are linked mainly to the work in each business group board. These boards comprise representatives of the group functions and the management of the particular business group. The boards of Consumer Tissue, AFH Tissue Europe, Personal Care, Packaging Europe and Forest Products also include employee representatives.

#### Corporate governance

SCA strives to continually develop regulatory systems and routines intended to ensure transparency, true ownership influence and smoothly functioning Board work. For this purpose, management and the Board Chairman meet annually with representatives of the institutional owners that are not represented on the Board for discussions and views regarding the company's handling of corporate governance issues. To the extent that issues of particular importance, for example incentive programs, are to be addressed at a General Meeting of Shareholders, the institutions are provided the opportunity to submit views and consequently influence the formulation of the proposal before the notification to attend the Meeting is announced.

The Board Chairman has received a mandate from the Annual General Meeting to annually select from among the representatives of the company's shareholders a maximum of five members, who are not members of the company's Board of Directors, to form with the Chairman a nomination committee for the forthcoming election of Board members. Information regarding the members of the committee is published in the interim report for the third quarter and the year-end report, consequently, in sufficient time prior to the Annual General Meeting. Work in the nomination committee is preceded by surveys and interview-based evaluation of the Board of Directors' work and the Board Chairman's own evaluation of current members and may also involve contributions from external consultants.

The work of the Board of Directors follows an annual reporting plan, designed to ensure that the Board's need to be informed is met, and is affected in other respects by the specific work assignments established by the Board regarding a division of work between the Board and the President. The content and formulation of the information that the management shall provide to the Board is closely regulated and the work procedures also require that the Board annually reviews its own routines. All documentation of the meetings is prepared in Swedish. Comparable reporting plans and work procedures govern the work of the eight business group boards.

On several occasions, most recently during 2002, the Board of Directors addressed the issue of appointing a special auditing committee, but decided that control matters brought to the attention of Board should be dealt with by the entire Board. In order to ensure that the Board's information and control requirements in this respect are met, the company's senior auditor reports to the Board and receives comments each year, normally in August, regarding the planning of the scope and content of the annual audit. After the so-called hard close of the accounts and closing of the year-end financial statements, the senior auditor personally reports at Board meetings in December and February his observations based on examination of the accounts and his assessment of the company's internal controls. In this context, it is also the responsibility of the auditor to present a report on transactions and business deals in which other accounting principles than those chosen could have been applied and the effect of such principles. Moreover, the auditor shall annually provide information to the Board about assignments carried out in addition to auditing services, the consideration paid for such services and other circumstances of importance for determining the auditor's independence. In accordance with the work procedures, part of the auditor's appearance before the Board shall occur in the absence of the company's personnel.

The Board also appoints a salary committee internally. The committee deals with matters related to terms of employment and pensions for salaried personnel and others employed by the Group. The committee also reviews matters related to incentive programs.

# High liquidity in the SCA share

At year-end, there were 235 million SCA shares outstanding, of which 83% were B shares, with one vote per share, and 17% A shares, with 10 votes per share. Convertible debentures correspond to an additional 9,000 B shares.

SCA's Annual General Meeting in 1999 authorized the holders of A shares to convert their shares to B shares. During 2003, shareholders converted 1.3 million A shares to B shares and, since 1999, a total of 21.7 million A shares have been converted to B shares. During 2001, 1.8 million shares were issued and repurchased to secure the share distribution in the stock option program to senior executives. At year-end 2003, 1,710,117 of these shares were held as treasury stock.

**Public trading in SCA shares**

SCA shares are listed and traded on Stockholmsbörsen (Stockholm Exchange). The shares are also traded on the London Exchange (OTC) and as American Depositary Receipts (ADRs) in the US. In addition to indexes linked directly to the Stockholm and London exchanges, SCA is included in such other indexes as the Dow Jones Stoxx Index, FTSE Eurotop 300 and MSCI Eurotop 300 (Morgan Stanley Company Index). SCA is also represented in several environmental indexes in which companies are evaluated based on the ability to combine financial growth with successful environmental efforts, such as FTSE4GOOD and the European Dow Jones Stoxx Sustainability Index.

**Liquidity**

High liquidity is important in attracting major investors to SCA shares. The total volume of SCA shares traded on Stockholmsbörsen during 2003 amounted to 190 million shares (177), corresponding to a value of approximately SEK 53 billion (55). During the year, an average of 760,000 SCA shares with a value of SEK 213 M (221) were traded daily on Stockholmsbörsen. The value of trading in SCA shares has increased by 16% annually over the past five years.

**Price performance in 2003**

The last-paid price for SCA's B share on the Stockholmsbörsen at year-end 2003 was SEK 294 (294), corresponding to a market capitalization of about SEK 69 billion (68), which is equivalent to 3.0% of the total market capitalization of Stockholmsbörsen. The highest last-paid price for SCA B shares was SEK 308, which was noted on 7 January, and the lowest last-paid price was SEK 248.50, which was noted on 7 March.

SCA's share price can be monitored daily at www.sca.com, where it is also possible to compare the performance of SCA shares with its major competitors.

**Foreign ownership**

Approximately 69% (68) of the total share capital was owned by Swedish registered institutions and private individuals, and about 31% (32) by foreign investors.

The US and the UK account for the highest percentage of owners registered outside Sweden, with about 12% and 7%, respectively. Since 1995, the percentage of foreign ownership has risen from 11% to 31% at year-end 2003.

**PRICE TREND AND SHARE TRADING**


Price, SEK
Share trading
400
350
300
250
200
150
100
60,000
40,000
20,000
0
1999
2000
2001
2002
2003
SCA Class B
Afv General Index
Morgan Stanley Europe P&F Index
Share trading, million shares per quarter

The last-paid price for the SCA share at year-end 2003 was SEK 294.

**INTERNATIONAL STOCK MARKET REVIEW CHANGE IN 2003**

| Exchange | Index | Change % | Paper/Forest Index | Change % |
|---|---|---|---|---|
| **Stockholm** | Affärsvärlden General | 30 | Affärsvärlden Forest | 5 |
| **London** | FTSE-100 | 14 | | |
| **New York** | S&P 500 Composite | 26 | S&P Paper & Forest | 34 |
| **Europe** | MSCI Europe | 17 | MSCI Paper & Forest | 3 |

More information on the SCA share is available on the company's home page, www.sca.com. The site also provides a current list of analysts who track the share plus an opportunity to calculate the value of your shares.

## DATA PER SHARE

All earnings figures include nonrecurring items. Historical data adjusted for new issues in 2001 and 1999.

| SEK per share unless otherwise noted | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **Earnings per share after full tax:** | | | | | |
| After dilution effects | 21.84 | 24.54 | 24.05 | 30.64 | 16.73 |
| Before dilution effects | 21.92 | 24.70 | 24.18 | 30.82 | 16.82 |
| **Quotation for Class B shares:** | | | | | |
| Average quotation | 279.69 | 311.25 | 230.31 | 195.44 | 201.07 |
| Year-end quotation | 294.00 | 294.00 | 287.00 | 199.10 | 250.24 |
| Cash flow from current operations [1] | 34.98 | 37.12 | 48.38 | 28.49 | 31.23 |
| Dividend | 10.50 [2] | 9.60 | 8.75 | 7.75 | 6.80 |
| Dividend growth rate, % [3] | 11 | 12 | 12 | 12 | 14 |
| Direct return, % | 3.6 | 3.3 | 3.0 | 3.9 | 2.7 |
| P/E ratio [4] | 13 | 12 | 12 | 6 | 15 |
| Price/EBIT [5] | 12 | 10 | 10 | 6 | 12 |
| Beta value [6] | 0.63 | 0.61 | 0.44 | 0.62 | 0.79 |
| Pay-out ratio (after dilution effects), % | 48 [2] | 39 | 36 | 25 | 40 |
| Shareholders' equity after dilution effects | 214 | 207 | 198 | 171 [7] | 158 |
| Shareholders' equity before dilution effects | 212 | 208 | 200 | 173 [7] | 148 |
| Average number of shares after dilution effects (in millions) | 232.5 | 232.2 | 232.5 | 233.5 | 215.8 |
| Number of registered shares, 31 December (in millions) | 235.0 | 232.2 | 232.2 | 230.4 | 230.3 |
| Number of shares after full conversion (in millions) | 235.0 | 235.1 | 234.2 | 234.9 | 235.0 |

[1] See definitions of key ratios on page 84.
[2] Board proposal.
[3] Rolling five-years.
[4] Share price at year-end/earnings per share after full tax and dilution effects.
[5] Market value plus net debt plus minority interest/operating profit.(EBIT=earnings before interest and taxes).
[6] Change in share price compared with the entire exchange (measured for rolling 48 months).
[7] Balance sheet for 2000 is adjusted for effects of changes in accounting principles, in accordance with RR5 and RR9.

## ISSUES, ETC. 1993–2003

Since 1993, the share capital and number of shares have increased through new issues and conversions as follows:

| SEK M (except no. of shares) | | No. of shares | Increase in share capital | Cash payment | A | B | Total |
|---|---|---|---|---|---|---|---|
| 1993 | Conversion of debentures and new subscription through Series 1 warrants | 4,030,286 | 40.3 | 119.1 | | | |
| | New issue 1.10, issue price SEK 80 | 17,633,412 | 176.3 | 1,410.7 | 62,145,880 | 131,821,657 | 193,967,537 |
| 1994 | Conversion of debentures | 16,285 | 0.2 | – | 62,145,880 | 131,837,942 | 193,983,822 |
| 1995 | Conversion of debentures | 3,416,113 | 34.2 | – | 62,145,880 | 135,254,055 | 197,399,935 |
| 1999 | New issue 1.6, issue price SEK 140 | 32,899,989 | 329.0 | 4,579.0 | 62,133,909 | 168,166,015 | 230,299,924 |
| 2000 | Conversion of debentures | 101,631 | 1.0 | 15.0 | 61,626,133 | 168,775,422 | 230,401,555 |
| 2001 | New issue, private placement | 1,800,000 | 18.0 | 18.0 | 45,787,127 | 186,414,428 | 232,201,555 |
| 2002 | New subscription, warrants IIB | 513 | 0 | 0.1 | 41,701,362 | 190,500,706 | 232,202,068 |
| 2003 | Conversion of debentures and new subscription through warrants IIB | 2,825,475 | 28.3 | 722.9 | 40,437,203 | 194,590,340 | 235,027,543 |

## SCA's TEN LARGEST SHAREHOLDERS

According to VPC AB's official share register for directly registered and trustee-registered shareholders as of 30 December 2003, the following companies, foundations and mutual funds were the ten largest registered shareholders based on voting rights (before dilution).

| | No. of votes | % | No. of shares | % |
|---|---|---|---|---|
| AB Industrivärden | 174,044,600 | 29.1 | 21,206,600 | 9.0 |
| Handelsbanken[1] | 74,942,100 | 12.5 | 12,167.784 | 5.2 |
| SEB[1] | 43,722,882 | 7.3 | 10,914,417 | 4.6 |
| AMF Pension | 16,862,740 | 2.8 | 15,475,624 | 6.6 |
| Fjärde AP-fonden | 16,510,509 | 2.8 | 3,618,009 | 1.5 |
| Tredje AP-fonden | 15,837,432 | 2.6 | 4,024,932 | 1.7 |
| Livförsäkringsaktiebolaget Skandia | 15,725,868 | 2.6 | 3,832,269 | 1.6 |
| Nordea[1] | 15,643,232 | 2.6 | 10,469,879 | 4.5 |
| Alecta pensionsförsäkring | 11,829,178 | 2.0 | 8,944,390 | 3.8 |
| Andra AP-fonden | 10,592,605 | 1.8 | 3,762,667 | 1.6 |

[1] Including related funds and foundations.

Source: VPC AB

## SHARE DISTRIBUTION

| 30 December 2003 | Class A | Class B | Total |
|---|---|---|---|
| Registered number of shares | 40,437,203 | 194,590,340 | 235,027,543 |
| – of which, treasury stock | – | (1,710,117) | (1,710,117) |
| Unconverted debenture loans | – | 9,156 | 9,156 |
| **Total after full conversion/exercise** | **40,437,203** | **194,599,496** | **235,036,699** |

## OWNERSHIP STRUCTURE

| Shareholding | No. of shares | % | No. of share-holders | % | No. of votes | % |
|---|---|---|---|---|---|---|
| 1 – 500 | 8,794,370 | 3.7 | 60,934 | 80.5 | 19,893,521 | 3.3 |
| 501 – 1,000 | 5,572,195 | 2.4 | 7,326 | 9.7 | 12,662,053 | 2.1 |
| 1,001 – 2,000 | 5,487,454 | 2.3 | 3,820 | 5.0 | 13,535,650 | 2.3 |
| 2,001 – 5,000 | 6,692,582 | 2.8 | 2,126 | 2.8 | 15,206,591 | 2.5 |
| 5,001 – 10,000 | 4,312,812 | 1.8 | 596 | 0.8 | 8,198,049 | 1.4 |
| 10,001 – 20,000 | 4,624,508 | 2.0 | 316 | 0.4 | 7,467,221 | 1.2 |
| 20,001 – 50,000 | 7,384,926 | 3.1 | 234 | 0.3 | 11,185,257 | 1.9 |
| 50,001 – 100,000 | 8,815,509 | 3.8 | 123 | 0.2 | 14,048,658 | 2.3 |
| 100,001– | 183,343,187 | 78.1 | 214 | 0.3 | 496,765,370 | 83.0 |
| **Total** | **235,027,543** | | **75,689** | | **598,962,370** | |

Source: VPC AB

## PERCENT OF FOREIGN OWNERSHIP

| 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| 25% | 21% | 26% | 32% | 31% |

## OWNERSHIP BY COUNTRY


Other 12%
Sweden 69%
US 12%
UK 7%

# Increased efficiency within hygiene products

Efficiency increased as a result of a simplified organization and rationalization program within the North American AFH operations.

**NET SALES AND OPERATING PROFIT**


SEK M
SEK M
50,000
40,000
30,000
20,000
10,000
0
7,000
6,000
5,000
4,000
3,000
2,000
99
00
01
02
03
Net sales
Operating profit

Operating profit in 2003 amounted to SEK 4,820 M.

**OPERATING CASH FLOW**


SEK M
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02
03

Operating cash flow in 2003 amounted to SEK 6,023 M.




TENA
pants
TENA
TENA
pants

The market for incontinence products is growing globally, with sales through convenience stores increasing most rapidly. Accordingly, SCA is increasing its production capacity to meet continued growth in this segment.



## KEY RATIOS

| (SEK M) | 2003 | Group share, % | 2002 |
|---|---|---|---|
| Net sales | 42,981 | 50 | 45,197 |
| Operating cash surplus | 7,081 | 52 | 7,979 |
| Change in working capital | 875 | | 484 |
| Current capital expenditures, net | –1,751 | 45 | –1,502 |
| Other operating cash flow changes | –182 | | –115 |
| Operating cash flow | 6,023 | 48 | 6,846 |
| Operating profit | 4,820 | 54 | 5,487 |
| Operating margin, % | 11 | | 12 |
| Capital employed | 24,153 | 34 | 28,506 |
| Return, % | 20 | | 19 |
| Strategic investments | | | |
| – plants | –2,162 | 73 | –671 |
| – restructuring expenses | –197 | 45 | –175 |
| – company acquisitions | –624 | 13 | –4,605 |
| Average no. of employees | 18,567 | 42 | –18,866 |

## NET SALES AND AVERAGE NUMBER OF EMPLOYEES

| | Net sales SEK M | | Av. no. of employees |
|---|---|---|---|
| | 2003 | 2002 | 2003 |
| Consumer tissue | 14,824 | 15,194 | 7,979 |
| Tissue for bulk consumers – AFH | 11,389 | 12,280 | 5,266 |
| Personal care | 16,768 | 17,723 | 5,322 |
| **Total** | **42,981** | **45,197** | **18,567** |

## DELIVERIES

| (tons) | 2003 | 2002 | Change, % |
|---|---|---|---|
| Consumer tissue | 888,800 | 849,700 | 5 |
| AFH tissue | 754,500 | 740,500 | 2 |

Production capacities shown on page 86.

## KEY MARKET SHARES

| | % |
|---|---|
| AFH tissue, Europe | 18 |
| AFH tissue, North America | 22 |
| Incontinence products, worldwide | 26 |
| Consumer tissue, Europe | 21 |
| Feminine hygiene products, Europe | 8 |
| Baby diapers, Europe | 14 |

SCA is Europe's leading producer of tissue and personal care products. The Group is the global market leader for incontinence products and the third-largest supplier of Away-From-Home (AFH) tissue in North America.

**Year in brief**

SCA's hygiene products operations underwent organizational changes during 2003. European operations were divided into three independent business groups, comprising Personal Care (incontinence products, baby diapers and feminine hygiene products), AFH Tissue Europe and Consumer Tissue. A new business group, Hygiene Growth Markets, was established to focus on growth outside Europe and North America.

A program of rationalization measures was implemented in conjunction with the organizational changes, which will generate annual cost savings of SEK 285 M. The effects of these measures will have a full impact by the end of 2004.

Net sales declined by 5% to SEK 42,981 M, largely attributable to currency changes. Operating profit decreased by 12% to SEK 4,820 M.

**Market**

Hygiene products include baby diapers, feminine hygiene products and incontinence products – collectively referred to as personal care – and consumer and AFH tissue. The products are sold to consumers through retail sales outlets and to companies, industries, hotels, restaurants, catering operations and institutions and healthcare service providers.

The world market for hygiene products is valued at approximately SEK 550 billion in manufacturing operations – of which one third is in North America and nearly 30% in Europe.

**SCA's strategy and market position**

SCA's home market is Europe, where the Group has a base with both strong proprietary brands and a solid position as a leading producer of retailers' brands. SCA is the global market leader for incontinence products and holds a strong position in North America and Europe in the AFH tissue market.

The goal for hygiene products is annual growth of 10–15%. Continued growth occurs through organic market growth and selected acquisitions in established and emerging markets.

In the consumer sector, continued high growth is expected for retailers' brands throughout Europe. In the AFH sector, SCA expects continued favorable growth within such sectors as HoReCa (hotel, restaurant and catering), strategic distribution partners and service companies. Continued growth in world markets is foreseen for incontinence products as a result of increased penetration and expanded distribution.

Markets outside Western Europe and North America are characterized by low levels of penetration for many of SCA's hygiene products.

**Strategic investments**

SCA acquired a 50 percent interest in the Chilean hygiene products company Papeles Industriales S.A. (PISA). PISA is Chile's second-largest producer of tissue, with a market share of around 25% and a growing market share in baby diapers.

At the beginning of the year, SCA acquired the French company Segas, SCA's principal supplier of dispensers for the AFH operations. With the acquisition of Segas, SCA gained control over the production, development and patent rights pertaining to a dispenser system for hard-rolled towelling.

It was decided to invest in a new paper machine in Colombia to meet SCA's need for tissue paper. The investment is being carried out by Familia Sancela, SCA's joint-venture company in Colombia, and the machine is scheduled to be operational at year-end 2005.

SCA also decided to increase capacity for incontinence products through

**SCA's PRODUCT PORTFOLIO**


Feminine hygiene products 6%
Consumer tissue 34%
Baby diapers 10%
Tissue – AFH the US 14%
Incontinence products 23%
Tissue – AFH Europe 13%

Incontinence products continued to increase its share of SCA's product portfolio.

**INCONTINENCE PRODUCTS MARKET SHARES – THE WORLD**


Other 28%
SCA 26%
Ontex 4%
Kimberly-Clark 11%
First Quality 4%
Paper Pak 4%
Tyco/Kendall 9%
Unicharm 5%
Hartmann 9%

SCA has strengthened its position as the world's leading supplier of incontinence products.

**MARKET SHARES IN EUROPE AND NORTH AMERICA**

| Market shares, % | Europe | North America |
|---|---|---|
| **AFH** | | |
| SCA | 18 | 22 |
| Kimberly-Clark | 18 | 23 |
| Georgia-Pacific | 12 | 35 |
| **Incontinence products** | | |
| SCA | 39 | 19 |
| Hartmann | 18 | 2 |
| Ontex | 9 | – |
| Tyco/Kendall | 3 | 26 |
| Kimberly-Clark | 2 | 28 |

SCA is Europe's largest tissue producer, third largest in the North American AFH market and largest in the world in incontinence products.

investments at facilities in Gennep, the Netherlands, and Bowling Green, Kentucky, USA. The new capacity is required in North America for production of light incontinence products to the retail trade.

During the year, SCA sold its minority interest (19.3%) in Metsä Tissue to M-Real, the company's principal owner.

During 2002, it was decided to invest in a facility for the conversion, production and distribution of tissue paper in Alabama, USA. The new facility was constructed and began converting operations in 2003, and paper production is scheduled to begin during the first half of 2004.

## CONSUMER TISSUE

### Market


Velvet

Every year, the world's manufacturers produce about 15 million tons of consumer tissue valued at SEK 240 billion, with Europe accounting for 25% of the market.

The European market grew 3% in volume during 2003. The year was characterized by increased competitive pressure, particularly in the UK.

Sales of consumer tissue are affected by such factors as per-capita GDP and disposable income. The market is dominated by retailers' brands, which account for 55% of market value in Europe (including regional brands). Certain markets, such as Germany, the Netherlands, France and Spain, have a high percentage of retailers' brands, while branded products are dominant in the Nordic countries, Central and Eastern Europe.

### SCA's strategy and market position

SCA is the market leader in Europe, with a 21% share. In branded products, SCA has a strong position with Zewa in Germany, Austria and Eastern Europe, Danke in Germany and Austria, Edet in Scandinavia and the Netherlands, and Velvet in the UK. SCA is also Europe's largest supplier of retailers' brands, with strong positions in most European markets.

SCA strives to be the most attractive supplier in general but particularly to two fast-growing customer categories – discounters, with limited product range, and "sophisticated" retail chains, with own brands and marketing. This first mentioned are primarily interested in retailers' brands but the latter in retailers' brands as well as the supplier's trademark goods. However, quality and low prices are fundamental in both categories.

SCA's organization has become more regional, as the market is largely regional. Production takes place at a number of facilities, with a wide geographical spread, that produce the products required in the specific market, thus reducing transport costs. To enhance competitiveness, SCA has initiated extensive production rationalization and cost-saving measures within tissue production.

During the year, the quality of Zewa Soft and Edet Soft toilet tissue was improved. A feather pattern printed on the tissue combined with a new embossed pattern resulted in a more attractive appearance and a thicker and bulkier tissue quality. The new product grade was introduced in the Benelux countries, the Nordic region, Germany, Austria and Switzerland.

Zewa and Edet were given a common packaging design for all products. The aim is to strengthen both brands, draw attention to the products' selling points, and improve appearance so that the products stand out more on the shelf.

Within retailers' brands, SCA in the UK acts as the paper category advisor by collating and supplying detailed data analysis for the Asda organization, enabling them to make informed decisions about ranging, shelf lay-outs, pricing and promotional strategies.

**CONSUMER TISSUE MARKET SHARES – EUROPE**


Other 31%
SCA 21%
Kimberly-Clark 17%
Metsä Tissue 5%
Sofidel 6%
Procter & Gamble 6%
Georgia-Pacific 14%

Consumer tissue continues to show favorable market growth.

**ANNUAL PER CAPITA CONSUMPTION OF HYGIENE PRODUCTS**


40
35
30
25
20
15
10
5
0
Tissue kg/capita
Incontinence products unit/capita
2,000
1,500
1,000
500
0
Baby diapers unit/child 0–30 mos.
Feminine hygiene products unit/woman 13–49 yrs.
Sweden
Western Europe
Central/Eastern Europe
US
Latin America
Asia

Less-developed countries use feminine hygiene products and tissue products first. As living standards rise, the use of baby diapers begins, followed by incontinence products.

Several successful advertising campaigns were carried out during the year, and in Sweden Edet Friendly won the "Gold Egg" advertisement award.

**BRIEF FACTS, CONSUMER TISSUE**

| | 2003 | 2002 |
|---|---|---|
| Net sales, SEK M | 14,824 | 15,194 |
| Operating surplus, SEK M | 2,396 | 2,676 |
| Operating profit, SEK M | 1,416 | 1,686 |
| Gross margin, % | 16 | 18 |
| Operating margin, % | 10 | 11 |
| Volume trend, %[1] | 3.6 | 19.5 |
| Average no. of employees | 7,979 | 8,112 |

[1] Compared with the corresponding year-earlier period.

## TISSUE FOR BULK CONSUMERS (AFH)

### Market


TORK

In the AFH market, SCA's operations are based primarily on sales of tissue products to corporate customers in the industrial sector, offices, hotels, restaurants and catering, healthcare and other institutions. The market consists of four principal product areas: toilet tissue, handwiping products, napkins and wipers for cleaning in industry and offices. There are also various types of hygienic dispensing systems and services.

The global market is valued at SEK 78 billion, with about 43% of total volume in North America and about 33% in Europe. Per-capita consumption of AFH products in North America is 60% higher than the corresponding consumption in Western Europe.

Market growth amounts to about 2–3% annually in Europe and 1.5–2% in North America. Growth is dependent on economic factors such as industrial production, traveling and dining outside the home. Growth is also influenced by the ongoing shift from textiles to disposable materials.

The products are distributed via wholesalers and facility service companies, or directly to individual customers. The market reflects greater concentration as customers become increasingly global and require service across national borders.

### SCA's strategy and market position

SCA is the third-largest player in the global AFH market. The Group is the market leader in Europe, with a market share of 18%. In North America, the Group is third, with a market share of 22%.

SCA strives to offer a comprehensive range of products and to achieve a market-leading position in its main segments. The Group works increasingly closer with its customers, which has resulted in some joint business plans. In North America, investments were made to further enhance customer service, including a new, Web-based customer portal that enables distributors to track each order.

Through the acquisition of French Segas, SCA acquired the global patent and marketing rights to the hygienic Matic paper towel dispenser.

In 2002, SCA acquired the British company Benedetti, and this company's operations were integrated into the Group during 2003. The acquisition raised SCA's market share in the UK to 14%, creating conditions for further growth in the market.

The paper mill in Nättraby, Sweden, was consolidated and the paper machine sold.

SCA's stronghold in North America continues to be the HoReCa segment, especially napkins. Several new products were launched in the market during the year. One such product is Xpressnap, designed especially for cafeterias and restaurants with a large number of guests. The large towels provide maximum hygiene and favorable cost efficiency for the customers.

Construction continued on a new tissue converting, papermaking and distribution facility in Alabama, USA, which will enhance service to SCA's customers in the Southeastern USA. The first converted products were delivered to customers in 2003. As part of an efficiency enhancement program that is under way in the US,



HoReCa (hotels, restaurants and catering) is the fastest-growing segment for tissue products in the AFH segment.

three small North American converting plants were closed. The investment in Alabama will be completed in the first half of 2004 when paper production starts.

**BRIEF FACTS, TISSUE FOR BULK CONSUMERS – AFH**

| | 2003 | 2002 |
|---|---|---|
| Net sales, SEK M | 11,389 | 12,280 |
| Operating surplus, SEK M | 1,668 | 1,885 |
| Operating profit, SEK M | 1,001 | 1,213 |
| Gross margin, % | 15 | 15 |
| Operating margin, % | 9 | 10 |
| Volume trend, % [1] | 3.3 | 20.3 |
| Average no. of employees | 5,266 | 5,280 |

[1] Compared with the corresponding year-earlier period.

## INCONTINENCE PRODUCTS

### Market



Incontinence products are used for protection against mild bladder control and more serious incontinence problems, conditions that afflict 5–7% of the world's population. The aging populations of many countries and increased market penetration lead to stronger demand for these products. Incontinence products include everything from large absorbent diapers used in institutional care to extremely thin protective pads marketed to consumers through retail outlets and pharmacies.

The global market is valued at SEK 40 billion, with North America accounting for 31%, Europe 45% and Asia 18%. Average growth is 5–7% per year, with the fastest growth in the light incontinence sector, while it is somewhat lower in the institutional sector.

Demographics and rising purchasing power in a number of markets are contributing to growth. Increased acceptance of addressing incontinence problems and product availability in the retail sector are also driving forces in market growth, as well as innovation and brand building.

### SCA's strategy and market position

SCA is the world's leading supplier of incontinence products, with a global market share of 26%. The Group is also the market leader in Europe, with 39% of the market, and the third-largest player in North America, with a market share of 19%.

SCA's aim is to become established in new geographical markets. The Group's goal is to secure its world-leading market position and be at the forefront in innovation and development.

SCA's global Tena brand continued to grow in existing and new markets during the year. In the US retail sector, the products are currently marketed under the Serenity brand.

North American sales of SCA products grew faster than the market, both in the retail sector and the institutional sector. SCA also introduced several new products within its DriActive line. To secure further growth, SCA increased North American production capacity in light incontinence products, which are now available in more than 65,000 retail stores in North America.

Sales of Tena Pants continued to show strong growth in Europe and North America. In Europe, Tena Pants Super – a product with better absorption for more serious incontinence problems – was launched. The higher absorption capacity means that people who previously depended on adult open diapers can now use pant diapers.

The light incontinence product Tena Lady Mini Plus was upgraded with better absorption capacity. The product was well received by the market and a global launch ensued during the year.

Tena Lady Normal and Extra were given a new design and improved odor control, making them more comfortable and discreet.

Tena Flex for more serious incontinence problems has a system that allows the user's skin to "breathe." Clinical studies have shown that Tena Flex reduces patient skin irritation that affects around 70% of incontinence patients.

## BABY DIAPERS

### Market



The European market for baby diapers is valued at SEK 34 billion. Growth is primarily in markets in Central and Eastern Europe, with low penetration levels where birth rates and use of disposable diapers are increasing. The market in Western Europe reflects greater stability, but the pant diaper segment shows strong annual growth of 15%. Pant diapers account for about 7% of the European diaper market. The baby diaper market is characterized by frequent product upgrades and launches.



Libero's advertising film "Time for a wee" was one of the winners in the film category of

Retailers' brands make up a large part of the market in many countries. In Germany, France and the Netherlands this portion amounts to 30–50%, whereas in markets such as Italy, the Nordic countries, Central and Eastern Europe it amounts to only 10% or less. Sales of retailers' brands in Southern Europe reflect strong growth.

**SCA's strategy and market position**

SCA shares the number two position in Europe, with a market share of 14%. The company is also a leading supplier of high-quality diapers for retailers' brands, with a market share of 30%.

Within the baby diaper segment, SCA produces both proprietary brands and retailers' brands. Both categories place high demands on product development and a high degree of innovation.

SCA is the market leader in the Nordic region with the Libero brand, with an 55% market share. The position is strongest in Norway and a market share of 74% was achieved during the year.

In Russia, the Libero product range was successfully launched in Moscow and St. Petersburg. In St. Petersburg, Libero is the second-largest brand in the market.

During the spring, a new product design was launched for Libero's entire product range in all markets. During the year, SCA also carried out a number of product upgrades of the retailers' brands segment to strengthen the retailers' competitiveness.

Libero's award-winning market communications were strengthened with new commercials in which the film in the campaign "Time for a wee" won the prestigious European industry prize, the Epica Awards.

Competition in the retailers' brand market was tough during the year, especially in the open diapers category. Overcapacity in the market led to pressure on prices and many customers changed suppliers. SCA both won and lost contracts from large retail chains, but has a continued stable base in the large European retail chains.

**FEMININE HYGIENE PRODUCTS**

**Market**

The product area consists of sanitary pads, panty liners and tampons, and the world market is valued at SEK 73 billion. In Europe, the distribution is 60% pads and 20% each for panty liners and tampons. Market growth is determined by the number of women in the active menstrual cycle, a demographic that shows marginal decline in Europe. The market for panty liners shows a growth of 5–6% annually. In other regions of the world, such as Asia and Latin America, growth is even stronger as a result of increased market penetration and a growing target group.



**SCA's strategy and market position**

A large proportion of feminine hygiene product sales take place in new markets. In Latin America, Australia and South Africa, SCA – through joint-venture partners – holds a leading position and the aforementioned areas jointly account for 34% of sales. SCA is the market leader in Australia and Colombia and next largest in Mexico.

In Europe, SCA is the third-largest player, with 8% of the market.

SCA has complemented its own brands in Europe with sales of retailers' brands, a segment of the market that is expected to have a higher growth than for manufacturer brands.

The current focus is on reducing production costs and identifying synergies between feminine hygiene products and light incontinence products.

The So Slim pantyliner was launched in Europe during the summer. The product, which is ultra slim and intended for everyday use, is included in the Freshness Everyday series for use between menstrual periods, when a feeling of freshness is more primary than leakage security. SCA was first in Europe to launch products for this segment.

At the end of 2002, SCA launched Libresse Invisible Goodnight, a flexible nighttime sanitary pad that adjusts to the body's movements. The product has shown solid volume growth and is appreciated by consumers. At the same time, SCA launched Libresse Invisible with transparent wings. The Group was first in Europe with both of these products.

Within retailers' brands, SCA won its first European contracts in Spain and the UK.

**BRIEF FACTS, PERSONAL CARE**

*(incontinence products, baby diapers and feminine hygiene products)*

| | 2003 | 2002 |
|---|---|---|
| Net sales, SEK M | 16,768 | 17,723 |
| Operating surplus, SEK M | 3,216 | 3,405 |
| Operating profit, SEK M | 2,403 | 2,588 |
| Gross margin, % | 19 | 19 |
| Operating margin, % | 14 | 15 |
| Volume trend, %[1] | 1.4 | 7.1 |
| Average no. of employees | 5,322 | 5,471 |

[1] Compared with the corresponding year-earlier period.

# Many strong brands

Today's consumers have a growing range of brands from which to choose.

Building a long-term brand relationship with the consumer is a complex process and requires investment, not only in advertising, but also in everything from product and packaging development to understanding consumer behavior.

In the past, there was a distinction between manufacturer brand names and retailers' brands – that is, private labels – the latter consisting of low-priced products attracting minimal brand loyalty. This has changed in recent years, as retailers' brands have acquired the high quality and brand awareness that is associated with traditional brand names.

The increasingly international retail chains cooperate with their suppliers in creating brand capital. This is one of the main reasons underlying the growth of retailers' brands in Europe, and a similar trend is also discernible in North America.

Manufacturer brands are more important in consumer markets and for fast-moving consumer goods than in business-to-business sales, which is often the case within packaging and forest products.

#### SCA's brand strategy

SCA has a number of strong regional brands in tissue and personal care products, in addition to global coverage in incontinence products sold under the Tena brand name. These brands will be strengthened and become the leading brands in their respective markets.

SCA is one of Europe's leading producers of retailers' brands. The Group's international presence and knowledge of brand-building provides a solid platform for further growth in partnership with customers. Its programs of cooperation with major international retailer chains provide opportunities to develop these relationships and, in partnership with the customer, optimize the entire value chain.

SCA differs from several of its competitors in that it produces proprietary brands as well as retailers' brands. As a result, demands by retailers for a complete product range are met. SCA's product development, consumer surveys and brand expertise also contribute to the retailer's own profiling for customers. In general, SCA's profitability for branded retailer products is fully comparable with its own brand products, since the cost of consumer advertising is eliminated.

#### Brands in different product areas

Within SCA's hygiene products operations, proliferation of retailers' brands is greatest for toilet paper, household towels and baby diapers. Price sensitivity and brand-switching are considerable. The products also have a high degree of maturity and the product offering is broad. SCA holds a leading position as a supplier for retailers' brands throughout Europe in tissue and baby diapers.

Products such as sanitary pads, panty liners and incontinence items are more dependent on quality and function and, historically, are characterized by greater customer loyalty, which has restricted the use of retailers' brands. However, there is a trend toward increased demand for the latter and, as a result, SCA introduced feminine hygiene products under retailers' brands during 2003, with particular emphasis in the Spanish and British markets.

**RETAILERS' BRANDS**
**Share of total market for hygiene products in Europe**


SEK billion
Consumer tissue
Baby diapers
Feminine hygiene products
Incontinence products
0 10 20 30 40 50 60 70 80
Retailers' brands
Total market

Retailers' brands represent a major share of the tissue and baby diaper segments, while traditional brands are totally dominant in the feminine hygiene and incontinence segments.

**CONSOLIDATION OF THE RETAIL SECTOR**


%
Nordic region
Benelux
France
UK
Spain
Germany
US
Italy
0 10 20 30 40 50 60 70 80

The US has a relatively low level of consolidation within the retail trade, but there are major differences nationwide. (The diagram shows the market share of the three largest players in each country.)

# Expansion in North America and Asia

Acquisition of Alloyd in North America added a new area of operation – high visibility plastic packaging. The European packaging operations consolidated prior acquisitions.



**NET SALES AND OPERATING PROFIT**


SEK M
SEK M
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
99
00
01
02
03
Net sales
Operating profit

Operating profit in 2003 decreased by 19% to SEK 2,482 M.

**OPERATING CASH FLOW**


SEK M
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02
03

Operating cash flow in 2003 amounted to SEK 2,652 M.



Packaging is increasingly being used to display and market products in stores, in addition to its primary use for transport and storage. This development increases the demands made on the quality and appearance of packaging.


New Crop

## KEY RATIOS

| (SEK M) | 2003 | Group share, % | 2002 |
|---|---|---|---|
| Net sales | 30,029 | 35 | 30,549 |
| of which, intra-Group | 389 | | 268 |
| Operating cash surplus | 4,036 | 30 | 4,551 |
| Change in working capital | –1 | | 138 |
| Current capital expenditures, net | –1,386 | 36 | –1,329 |
| Other operating cash flow changes | 3 | | –15 |
| Operating cash flow | 2,652 | 26 | 3,345 |
| Operating profit | 2,482 | 28 | 3,065 |
| Operating margin, % | 8 | | 10 |
| Capital employed | 17,236 | 24 | 17,690 |
| Return, % | 14 | | 17 |
| Strategic investments | | | |
| – plants | –537 | 18 | –383 |
| – restructuring expenses | –172 | 39 | –364 |
| – company acquisitions | –1,347 | 28 | –1,857 |
| Average no. of employees | 21,482 | 48 | –20,718 |

## NET SALES AND AVERAGE NUMBER OF EMPLOYEES

| | Net sales SEK M | | Av. no. of employees |
|---|---|---|---|
| | 2003 | 2002 | 2003 |
| Corrugated board | 23,116 | 22,988 | 16,333 |
| Containerboard | 7,562 | 8,299 | 2,009 |
| Protective and specialty packaging | 3,064 | 3,341 | 2,665 |
| Other, incl. intra-Group deliveries | –3,713 | –4,079 | 475 |
| **Total** | **30,029** | **30,549** | **21,482** |

## PRODUCED VOLUMES

| | 2003 | 2002 | Change, % |
|---|---|---|---|
| Corrugated board (Mm²)[1] | 4,204 | 3,984 | 6 |
| Kraftliner (000 tons) | 692 | 698 | –1 |
| Testliner/fluting (000 tons) | 1,820 | 1,810 | 1 |

[1] Excluding protective and specialty packaging.

Production capacities shown on page 86.

## DELIVERIES

| | 2003 | 2002 | Change, % |
|---|---|---|---|
| Corrugated board (Mm²)[1] | 4,138 | 4,029 | 3 |
| Kraftliner (000 tons) | 685 | 694 | –1 |
| Testliner/fluting (000 tons) | 1,820 | 1,809 | 1 |
| of which, intra-Group[2] | 1,383 | 1,395 | –1 |

[1] Excluding protective and specialty packaging.

[2] Pertains to kraftliner/testliner.

## CONTAINERBOARD

| Consumption and supply | 000 tons |
|---|---|
| Kraftliner | 685 |
| Testliner | 835 |
| Fluting | 985 |
| **Own production** | **2,505** |
| **Total consumption of liner products** | **2,424** |
| **Net sales** | **81** |

SCA is Europe's leading supplier of customer-specific packaging solutions. SCA's product portfolio covers not only conventional transport packaging but increasingly consumer and display packaging, customized protective packaging, packaging with advanced printing, service, heavy duty and industrial packaging. SCA focuses heavily on state-of-the-art design and local service close to customers to be able to offer a broad range of customer-specific packaging solutions. These are supported by e-services, a creative design network, efficient production facilities and an internal recycled fiber supply.

SCA is Europe's largest producer of corrugated board and the second-largest producer of containerboard (the paper used in corrugated board). Moreover, the Group is a world leader in customized protective packaging and the largest supplier in North America of high visibility plastic packaging. Products are manufactured at more than 280 plants in more than 30 countries.

**The past year**

The European packaging market in 2003 was characterized by low growth in demand as a result of generally weak economic conditions. Substantial efforts were made to improve production and cost efficiency. Sales by the Packaging business area decreased by 2% to SEK 30,029 M, and operating profit declined by 19% to SEK 2,482 M.

A new business group, Packaging Growth Markets, was formed to focus on growth outside Europe and North America. SCA increased its ownership share in Singapore-based Central Package Group (Cenpak) to 65%, which strengthened SCA's position in the Chinese market. Cenpak also has operations in Malaysia, Singapore and Indonesia.

SCA acquired one company in Europe and three companies in North America, including one with operations in high visibility plastic packaging for the consumer market, a completely new packaging segment for SCA.

The imbalance between supply and demand for containerboard led to price declines throughout the year. Lower margins, especially for kraftliner, had negative effects on total margins.

**Market**

The packaging market is divided into primary packaging and secondary packaging (transport packaging). Primary packaging in the form of cartons, corrugated board, glass jars and PET bottles, for example, is marketed and sold with the end product. Transport packaging is intended for use in the shipment and protection of goods and products, and consists mostly of corrugated board, plastic, wood and cartons. It is also the segment in which SCA conducts its main business activities. The market for transport packaging in Europe is valued at about SEK 200 billion.

The distinction between primary and secondary packaging is becoming more blurred, since transport packaging is increasingly being displayed and marketed directly in stores, thereby fulfilling the function of primary packaging.

Transport packaging is projected to grow 2–3% annually during the years immediately ahead. Growth is driven by factors such as GDP, industrial activity and retail sales.

Slow growth in demand for corrugated board in several Western European countries during 2003 was attributed to weak economic conditions. Industrial sectors recorded sluggish growth, while fast-moving consumer goods showed greater stability. The appreciation of the euro has created pressure for export-oriented companies in Europe. Consequently, this has had a negative effect on packaging demand for export-oriented sectors.

**SCA's strategy and market position**

SCA operates along the entire value chain, from the collection of recovered fiber providing a customized offering to the end consumer. For example, production of containerboard is adapted according to prevailing trends in the market for corrugated board. Such adaptations may be focused on paper quality for packaging products or lighter paper. Steps in the value chain include the packaging plant and the containerboard mill. Every step in the value chain contributes to the final packaging solution.

SCA has a global network of plants in Europe, Asia and North America to provide packaging solutions in a broad range of materials and designs.

**THE EUROPEAN PACKAGING MARKET**


Other 6%
Transport packaging 22%
Primary packaging 72%

SCA is mainly active in the transport packaging segment, which accounts for 22% of the market.

**TRANSPORT PACKAGING (TYPES OF MATERIAL) IN EUROPE**


Other 8%
Corrugated board 63%
Wood 9%
Plastic 18%
Solid board 2%

Corrugated board is the most common transport packaging material. It is also SCA's predominant packaging

**SCA's PRODUCT PORTFOLIO**


Services 10%
Conventional 60%
Heavy duty 4%
Protective and specialty packaging 11%
Primary 15%

Conventional packaging continues to dominate, but SCA's ambition is to expand in the other value-added segments.

Through understanding customer needs, SCA provides a broad range of products and services, and strives to increase its market potential in the packaging industry. A greater percentage of value-added products and special applications also reduces the Group's exposure to price fluctuations for raw materials.

Protective and other specialty packaging operations complement the Group's packaging operations by offering customized, material-neutral packaging solutions that protect the packaged product during transport and storage as well as ensure high-quality product display on store shelves.

SCA's goal is to achieve business growth in the range of 10–15% annually. Conventional transport packaging still accounts for about 60% of sales, while 40% is attributable to advanced packaging solutions for segments such as fast-moving consumer goods and consumer electronics.

Of this 40%, consumer/display packaging accounts for 15%, protective and specialty packaging 11%, printers, merchants and services 10% and heavy duty and industrial packaging 4%.



A growing share of sales comprises display and primary packaging. The latter includes packaging for several mobile telephone manufacturers.

**Strategic investments**

In November, SCA acquired Alloyd Company Inc., a North American company based in Illinois. Alloyd has annual sales corresponding to SEK 600 M and is a leading supplier of high visibility, thermoformed plastic packaging in North America.

In September, SCA acquired Southeastern Packaging, also an American company, which concentrates on the production of short series of customer-specific, corrugated board packaging used mainly by the automotive and furniture industries.

SCA also acquired Specor Systems, Inc., a North American manufacturer of customized packaging products. The company complements the Group's other American protective packaging operations.

During the year, SCA also increased its ownership interest in Cenpak from 48% to 65%. SCA has gradually increased its interest from 11% in 1999 and intends to further increase its share to more than 90%. Central Package Group has a strong position in the Chinese packaging market and forms the base for SCA's expansion in Asia.

In December, an agreement in principle was reached covering acquisition of the Vincor packaging group in the Netherlands. Vincor has three converting units and focuses primarily on short production series within specialty segments of the corrugated packaging market.



## CORRUGATED BOARD TRANSPORT PACKAGING

**Market**

Corrugated board is the world's largest single packaging material used in transport packaging products. It accounts for about 60% of all transport packaging in Europe, but there are significant differences between different end-user segments. Five countries account for more than 80% of Western Europe consumption of corrugated board packaging, and consumption varies widely between different countries.

Due to its properties and customer needs (such as service and lead times), corrugated board must be produced locally, close to the customer. In addition to protecting packaged goods, it also has to be optimally designed for storage, transport and marketing of the products.

**DEMAND FOR CORRUGATED BOARD BY END-USER – EUROPE**


Other 10%
Food products, processed 18%
Business-to-business 29%
Beverages 10%
Fresh food products 14%
Consumer durables 13%
Other nondurable goods 6%

Food packaging in various forms represents nearly half the end-uses of corrugated board packaging.

**GROWTH IN CORRUGATED BOARD MARKET – EUROPE**


SEK
%
35,000
28,000
21,000
14,000
7,000
0
5
4
3
2
1
0
99
00
01
02
03
Total EU
Growth

The columns show corrugated board production within the EU, while the curve

Increasingly, packaging customers are requesting more service from suppliers such as on-time delivery and vendor-managed inventories (VMI), which requires suppliers to adopt a more proactive approach.

Since transport packaging is being used to a greater extent in store displays, demands on design and packaging concepts that sell are increasing.

The corrugated board industry in Europe comprises more than 500 companies, with the five largest producers holding about 45% of the market.

#### SCA's strategy and market position

SCA aims to expand through acquisitions and organic growth in excess of average market growth. This requires efforts to develop new packaging solutions that help customers achieve greater success. At the same time as SCA protects the volumes and profitability of regular core business, the company is generating new sales in high value-added segments. Profitability can also be improved through lower costs and more effective production.

SCA's network for design of the packaging products made with different materials supports product development. SCA also works closely with customers to reduce costs along the entire value chain, reduce inventories and rationalize production. E-service tools optimize and simplify order procedures and reduce administrative costs and inventories.

SCA initiated a major investment project during 2003 in Grenå, Denmark, and in Minden, Germany, to provide the operations with a more competitive structure. The new corrugator in Värnamo, Sweden, made the site one of Europe's most modern corrugated plants. Investments were also made in other parts of Europe, such as Poland and Hungary, to serve the market better and increase the Group's competitiveness.

The management structure for corrugated board was simplified by eliminating one decision-making level. The new structure provides faster reporting channels and greater flexibility.

### PROTECTIVE PACKAGING

#### Market



Protective packaging cushions and stabilizes a broad spectrum of consumer and industrial products during transit and storage. It is also used to maintain the correct shipping temperature for certain products throughout the distribution network, such as pharmaceuticals and food products. Various types of materials are used in the production of protective packaging, including molded and fabricated foam plastics, corrugated board, wood and thermoformable plastics. Gel ice, a phase change material, is also used for temperature-assurance applications.

The estimated value of the protective packaging market is SEK 58 billion, of which the US and Europe account for 65%. The market is fragmented, with small companies in local markets. Customers are benefitting from greater vendor consolidation, particularly in the thermal packaging sector since this results in increased service. Pharmaceutical companies value "one-stop shopping" suppliers that offer full service,



Increasingly advanced pharmaceuticals and vaccines require packaging that, in addition to protecting the products, ensures they are maintained at the correct temperature in transit.

including design, testing and temperature-assurance products.

During 2003, packaging for household appliances was affected favorably by increased home building. The automotive and construction industries have been affected favorably by increased use of molded foam plastic components for energy management applications. Advancements within biotechnology during 2003 led to more sophisticated pharmaceuticals and vaccines that require temperature assurance during transit and storage. Lower IT investments and transfers of production activities to China had negative effects on the end-use segment within high technology and telecommunications. Consumer electronics were affected negatively by general economic conditions and continuing production relocation to China from Europe and North America.

**SCA's strategy and market position**

SCA is North America's leader in customized protective packaging, and the company also offers protective packaging solutions in Europe and Asia. The Group is a global supplier with local production, for which customer demand is growing. SCA foresees further potential for expansion in the US, particularly in the segment comprising temperature-assurance packaging. There is also expansion potential in Asia, primarily in China. Some of the expertise in the American operations is being transferred to Asia and Europe, for example within temperature-controlled and high visibility plastic packaging.

SCA's sales of protective packaging correspond to SEK 3.1 billion. The company is active in the pharmaceutical, high-technology, consumer electronics, household appliance, automotive and building supply industries. The focal point of the operations is shifting away from the electronics sector toward a broader focus on industries that are maintaining production activities in North America. Particular interest is focused on the pharmaceutical/ medical sector and the growing need for temperature-assurance packaging. During 2003, the operations were expanded through acquisitions of one high visibility plastic packaging company, one small local protective packaging company and one company that concentrates on temperature-assurance packaging.

## CONTAINERBOARD

**Market**

The five largest European producers of containerboard account for 39% of total capacity in Europe. New capacity was created for testliner in the European market, which resulted in oversupply. New capacity was also added in Asia, which affected the recovered paper market in Western Europe.

To reduce transportation costs, producers of containerboard exchange volumes with one another.

**CORRUGATED BOARD COMPETITORS – EUROPE (production capacity)**



Mm²
SCA
Jefferson Smurfit
Kappa Packaging
Mondi
International Paper
DS Smith
SAICA
Otor
Rossmann
Stora Enso
0
1,000
2,000
3,000
4,000
5,000


SCA has Europe's largest capacity for production of corrugated board.

**CONTAINERBOARD COMPETITORS – EUROPE (production capacity)**



Thousand tons
Jefferson Smurfit
SCA
Kappa Packaging
Mondi
SAICA
Palm
DS Smith
Prinzhorn
Otor
Ilim Pulp Enterprise
0
1,000
2,000
3,000
4,000


SCA has the second-largest capacity for production of containerboard in Europe.

**SCA's strategy and market position**

SCA is one of Europe's leading producers of containerboard, with two kraftliner mills in Sweden and eight recycled containerboard mills elsewhere in Europe. SCA achieves a greater production efficiency by maintaining the control of raw materials.

SCA produced 2.5 million tons of liner and fluting in 2003, and containerboard consumption by SCA's corrugated board operations amounted to 2.4 million tons.

SCA adapts containerboard to current development trends in corrugated board, which means increased demand for low weight grades and presentation grades. Improvements in presentation grades were reached through investments in Munksund, Sweden, and Argovia, Switzerland. All production units are focusing on cost efficiency and projects that create synergies with the corrugated board plants.

**Recovered paper**

SCA consumes about 3.8 million tons of recovered fiber annually. About 1.4 million tons are collected and sorted by wholly or partly owned SCA companies, while the balance is purchased, mainly from retailers, municipalities, and various recovered paper wholesalers. To optimize the supply situation, SCA handles and trades higher volumes than needed in its own paper production. Excess quantities are sold externally. Integration of raw materials guarantees delivery of the right quality at the right time, and reduces exposure to sharp price fluctuations.

Packaging operations consume most of the recovered fiber used within the Group, about 2.0 million tons annually. Tissue production in Europe and North America accounts for about 1.1 million tons, and approximately 0.7 million tons are used for production of publication paper, mainly newsprint.

# Strengthened market position within magazine paper

Launch of GraphoNova SC paper strengthened SCA's position as a leading quality supplier of magazine paper.



**NET SALES AND OPERATING PROFIT**


SEK M
SEK M
15,000
12,500
10,000
7,500
5,000
2,500
0
3,000
2,500
2,000
1,500
1,000
500
0
99
00
01
02
03
Net sales
Operating profit

Operating profit in 2003 declined by 22% to SEK 1,559 M.

**OPERATING CASH FLOW**


SEK M
3,500
3,000
2,500
2,000
1,500
1,000
500
0
99
00
01
02
03

Operating cash flow in 2003 amounted to SEK 1,942 M.



In solid-wood products, SCA focuses primarily on two segments, the wood-processing industry and the DIY market, which is dominated by large-scale building-supply chains.



### KEY RATIOS

| (SEK M) | 2003 | Group share, % | 2002 |
|---|---|---|---|
| Net sales | 14,081 | 17 | 13,551 |
| of which, intra-Group | 1,733 | | 1,801 |
| Operating cash surplus | 2,842 | 21 | 3,177 |
| Change in working capital | –122 | | 54 |
| Current capital expenditures, net | –751 | 19 | –675 |
| Other operating cash flow changes | –27 | | –15 |
| Operating cash flow | 1,942 | 19 | 2,541 |
| Operating profit | 1,559 | 18 | 1,986 |
| Operating margin, % | 11 | | 15 |
| Capital employed | 16,608 | 23 | 14,551 |
| Return, % | 9 | | 14 |
| Strategic investments | | | |
| – plants | –250 | 8 | –1,769 |
| – restructuring expenses | –68 | 16 | –35 |
| – company acquisitions | –2,837 | 59 | –20 |
| Average no. of employees | 4,037 | 9 | 3,685 |

### NET SALES AND AVERAGE NUMBER OF EMPLOYEES

| | Net sales SEK M | | Av. no. of employees |
|---|---|---|---|
| | 2003 | 2002 | 2003 |
| Publication papers | 7,267 | 7,157 | 1,968 |
| Pulp, timber and solid-wood products | 8,220 | 7,663 | 2,069 |
| of which, intra-Group | –1,406 | –1,269 | |
| **Total** | **14,081** | **13,551** | **4,037** |

### PRODUCED VOLUMES AND DELIVERIES

| Produced volumes, tons | 2003 | 2002 | Change, % |
|---|---|---|---|
| Newsprint* | 536,000 | 538,000 | 0 |
| SC paper | 462,000 | 375,500 | 23 |
| LWC paper | 378,000 | 335,500 | 13 |

* Including SCA's share in Aylesford Newsprint Ltd. (50%).

| Deliveries, tons | 2003 | 2002 | Change, % |
|---|---|---|---|
| Newsprint* | 540,000 | 541,500 | 0 |
| SC paper | 464,000 | 367,000 | 26 |
| LWC paper | 374,000 | 333,500 | 12 |

* Including SCA's share in Aylesford Newsprint Ltd (50%).

| Solid-wood products | 2003 | 2002 | Change, % |
|---|---|---|---|
| Produced volume, $m^3$ | 1,338,000 | 714,000 | 87 |
| Deliveries, $m^3$ | 1,312,000 | 720,000 | 82 |

Production capacities shown on page 86.

### WOOD CONSUMPTION AND FELLINGS

| million $m^3$ fub | 2003 | 2002 |
|---|---|---|
| Consumption | | |
| – SCA's Swedish units | 7.1 | 6.1 |
| Fellings | | |
| – on own forestland | 4.7* | 3.5 |
| – as a % of wood consumption | 66 | 57 |

* Including Scaninge.



SCA produces publication papers, pulp, solid-wood products and forestry-based biofuels for customers primarily in Europe, as well as in North America and Japan. Responsibility for supplying the Group's Swedish industries with wood raw materials, mainly from SCA's own forests, lies within Forest Products, which is also responsible for the Group's transports and logistics.

#### The past year

Slow economic growth in SCA's main markets, oversupply and declining USD values led to lower profitability for publication papers and pulp. The decline was offset to some extent by the expanded product offering from SCA's paper mill in Laakirchen, Austria, particularly products in the highest quality segment.

Solid-wood products showed a sharp improvement in profitability. Total net sales invoiced by the business area increased by 4% to SEK 14,081 M, and operating profit declined by 22% to SEK 1,559 M.

During the year SCA acquired the sawmill operations in Scaninge Timber. Remaining shares in Scaninge were also acquired and the acquisition included 390,000 hectares of productive forestland.

#### SCA's strategy

SCA's industrial units are focused on the highest quality segments within their respective product areas. The forest products operations supply pulp and wood for the Group's own production of publication papers, packaging and hygiene products. The operations form the backbone of the SCA Group's fiber flow and fiber know-how, generate a stable cash flow and reduce exposure to sharp changes in raw material process.



During the year, SCA introduced new grades of printing paper, such as GraphoNova from Laakirchen in Austria and GraphoCote from Ortviken in Sweden.

## PUBLICATION PAPERS

### Market



The European market for publication papers is valued at slightly more than SEK 100 billion. Newsprint accounts for nearly 40%, while other coated and uncoated publication papers (mainly LWC and SC) account for the remainder.

Customers consist of newspaper and magazine companies with their own printing plants, which are often combined with commercial printing of other publications, as well as printing plants that work exclusively with external assignments. Consolidation in the publishing industry is proceeding rapidly, and the largest publishers today are global media companies with operations in a large number of countries in several parts of the world.

Magazines and daily newspapers are dependent on advertising revenues, which, in turn, are linked strongly with economic conditions.

The year was characterized by slow economic growth, and the advertising market was weak. However, there were signs that the situation has stabilized. The pressure on prices for publication papers was created more by excessive product offerings by suppliers, rather than by weak demand.

### SCA's strategy and market position

SCA manufactures publication papers in Ortviken in Sweden, Laakirchen in Austria and Aylesford in the UK.

SCA concentrates mainly on newspaper and magazine publishers, particularly in Europe, with high demands on product quality and delivery reliability. In many cases, publishing companies request paper grades adapted for specific publications, which strengthens the bond between SCA and the customer. This also means the former division into a few, clearly defined publication paper grades has been replaced by a number of publication paper products with varying properties. Product development work is conducted in cooperation with customers as well as manufacturers of printing presses, printing ink and other key components of the printing process.

The increased volumes of magazine-grade publication papers from the new paper machine in Laakirchen, combined with new and improved paper grades both in Laakirchen and Ortviken, have strengthened SCA's position as a supplier of publication papers. Examples of new products include GraphoNova from Laakirchen and GraphoCote, a paper with higher brightness.

At the Ortviken paper mill, SEK 180 M was invested in a new bleach plant that supports further quality development, with particular emphasis on improved newsprint products.

The Forest Stewardship Council (FSC) is supported by influential environmental organizations such as WWF and Greenpeace. SCA's deliveries of FSC-certified newsprint have increased sharply and a continued increase is expected in 2004.

In the UK, Aylesford Newsprint, a company in which SCA holds a 50% ownership interest, produces recyclable fiber-based newsprint. Aylesford Newsprint is strategically situated just outside London, which provides close proximity both to customers and to recovered paper.

**BRIEF FACTS, PUBLICATION PAPERS**

| | 2003 | 2002 |
|---|---|---|
| Net sales, SEK M | 7,267 | 7,157 |
| Operating surplus, SEK M | 1,501 | 1,806 |
| Operating profit, SEK M | 662 | 1,014 |
| Gross margin, % | 21 | 25 |
| Operating margin, % | 9 | 14 |
| Deliveries, 000 tons | 1,378 | 1,242 |
| Average no. of employees | 1,968 | 2,024 |

**SCA's PRODUCT PORTFOLIO**


Other 7%
Newsprint 17%
Pulp 10%
Timber 13%
LWC paper 16%
Solid-wood products 18%
SC paper 19%

Publication papers account for 52% of Forest Products' sales.

**CONSOLIDATION OF PUBLICATION PAPER MARKET – EUROPE 1980–2003**


%
100
80
60
40
20
0
-80
-90
-03
-80
-90
-03
-80
-90
-03
Newsprint
LWC
SC

The diagram shows the market shares of the five largest players in Western Europe. Consolidation is more extensive in Europe than in North America and Asia.

**PUBLICATION PAPERS COMPETITORS – EUROPE**


Thousand tons
UPM
Stora Enso
Norske Skog
Myllykoski
Holmen
SCA
Burgo
M-Real
Palm
Bridgewater
0
2,000
4,000
6,000
8,000

SCA is not among the largest players in publication papers, but focuses on product quality, cost-efficient production and efficient logistics. Figures show the companies' capacity in Europe.



SCA's forest holdings are managed in accordance with the criteria of the Forest Stewardship Council (FSC). Organizations such as the WWF recommend investment in forestry companies with FSC certification.

**PULP, TIMBER AND SOLID-WOOD PRODUCTS**

**Market**



The Western European market for bleached softwood kraft pulp (NBSK) amounts to SEK 30 billion. The largest customers are non-integrated producers of fine paper and tissue. The market for kraft pulp is global. Volume deliveries between continents are large enough to quickly balance out price differences in different regions.

The market for pulp fluctuated during 2003, with both price increases and price declines. Total demand showed modest growth, however, mainly as a result of a weak market for fine paper manufacturers. The variation has been based more on the supply offering, in which production problems in North America during the first half of the year were a factor. Currency exchange trends have resulted in lower profitability for European suppliers.

The Western European market for solid-wood products amounts to about SEK 100 billion, or 85 million cubic meters. The European sawmill industry is dominated by a large number of small and mid-size mills. The five largest suppliers account for a combined total of only about 20% of the European market. Demand for solid-wood products was favorable during the year, with some decline noted toward year-end. Consumption in the largest markets – Europe, North America and Japan – remained stable. Major customer groups are wood-processing companies and joineries as well as building-product wholesalers and building-supply centers.

Cross-border timber trading activities in the Baltic region remain substantial. Compared with recent years, the trading volume declined marginally, due in part to increased timber volumes refined in Russia and the Baltic nations. With timber imports corresponding to approximately 5% of total consumption, SCA's exposure to this market is modest.

**SCA's strategy and market position**

SCA produces totally chlorine-free (TCF) bleached kraft pulp at the Östrand pulp plant in Sweden. Most of the plant's production is used for SCA's own manufacturing of publication papers and hygiene products. Pulp grades produced at the Östrand plant are adapted as closely as possible to the specific products for which they are intended. The plant also produces chemithermomechanical pulp for hygiene, packaging and other products. Demand for these pulp grades was favorable during the year.

SCA's principal markets for solid-wood products are the Nordic countries and the rest of Western Europe, Japan and the US. Sawmill operations are focused primarily on two important market segments. The first is the



wood-refining industry, a sector in which SCA's capacity to provide customized products for further refinement enables the Group to offer customers critical advantages. Instead of allocating resources to procure and process their raw materials, customers are able to transfer these procedures to SCA.

The other large market segment is the "Do-It-Yourself" trade, which is dominated by large building-supply chains that place strong demands on suppliers in terms of rapid delivery service and broad product offerings. Suppliers are often required to ensure that a certain range of products is always available on the shelves of building-supply stores within a specific geographic area. During 2003, SCA acquired British BCL's distribution operations and established SCA Timber Supply Ltd to strengthen its capacity to meet the high demands of the DIY market.

SCA acquired the sawmill operations in formerly jointly owned Scaninge Timber AB in Sweden, thus becoming one of Europe's largest sawmill companies. Supported by some of the most modern and productive sawmills in Europe, product and market development efforts are now focused on the most demanding market segments. These include the DIY market and certain sectors of the market for Developed Timber, which also shows the strongest growth and weakest dependence on changes in economic conditions.

At the Tunadal sawmill, SEK 180 M was invested in a new raw sorting plant as part of efforts to improve product quality and production efficiency. An intensive product and productivity development program is now in progress throughout all of the Group's sawmill operations, and the sawmill in Bollsta, for example, has shown a strong improvement in profitability.

SCA is the largest private forest owner in Europe, and its vast forest holdings provide an important base for a stable flow of raw materials of the right quality to the Group's industries in northern Sweden. The acquisition of Scaninge included 390,000 hectares of productive forestland. The secure raw material supply has become an increasingly important competitive advantage since competition for raw materials continues to increase throughout the entire Baltic region. Its control over raw material flows is critically important in view of SCA's operations and development within product areas in which raw material quality is extremely important, such as magazine-quality, coated publication paper and pinewood joinery sawn timber.

For many customers, it is important that raw materials come from responsibly managed forests. The high percentage of raw materials from SCA's own forests, which are managed in accordance with criteria formulated by the Forest Stewardship Council (FSC), provides the Group with an important competitive advantage.

Forestry-based biofuel represents a critical element in SCA's energy supply chain as well as a substantial business. The operations provide good opportunities to utilize the substantial fuel potential in felling residue and other residual products from forestry operations, as well as opportunities to avoid sub-optimizations in which valuable industrial raw materials are wasted. The industry's residual products also represent valuable energy sources.

Within transport and logistics operations, SCA is broadening its network of terminals and effective system transports between them. During 2003, SCA invested in additional transport infrastructure in Holmsund and Ådalen in Sweden, among other locations, and established a new terminal at Grenå in Denmark to provide service to the Scandinavian packaging operations. The new specially designed railway cars were placed in operation for transports of packaging paper from the production plants in Umeå and Piteå.

The percentage of return cargo shipments in the transport system is increasing, with return cargo including tractor-trailer haulage vans from the Continent to Finland as well as car parts to Northern Sweden.

**BRIEF FACTS, PULP, TIMBER AND SOLID-WOOD PRODUCTS**

| | 2003 | 2002 |
|---|---|---|
| Net sales, SEK M | 6,814 | 6,394 |
| Operating surplus, SEK M | 1,243 | 1,203 |
| Operating profit, SEK M | 897 | 972 |
| Gross margin, % | 18 | 19 |
| Operating margin, % | 13 | 15 |
| Deliveries, solid-wood products, km³ | 1,312 | 720 |
| Average no. of employees | 2,069 | 1,629 |

**MARKET PULP**

| Consumption and supply 2003 | 000 tons |
|---|---|
| Total consumption | 1,410 |
| Own production | 690* |
| Net exposure | 720 |

* Östrand and Mannheim.

**CONSUMPTION OF RAW MATERIALS**

| | 2003 |
|---|---|
| Wood/chips (Mm³) | 8.4 |
| Felling from own forests (Mm³) | 4.7* |
| **Net purchases (Mm³)** | **3.7** |
| Recovered paper (Mton) | 3.8 |
| Fossil fuels (TWh) | 13.0 |
| Purchased electricity (TWh) | 5.5 |

* Including Scaninge.

# More IT for less money

SCA adopted a new IT-strategy during the year that, in brief, means the IT-infrastructure was defined as a common resource with Group coordination, while responsibility for business systems lies with the business groups. The goal is that SCA shall have world-class, business-support computer systems that provide competitive global advantages in the most cost-efficient manner possible.

The strategy will also contribute to increased uniformity and create economies of scale in procurements of systems and services.

The strategy has been formulated in a number of controlling policy documents that are compulsory for all SCA units. The IT-infrastructure can be described roughly as video, telephony and computer networks, personal computers, common server functions, technical support and computer security.

A central unit for infrastructure was established to increase the efficiency of the operations and reduce duplications. As in the past, SCA's business areas will be responsible for their own business systems, local computer support and personnel.

**Improved infrastructure**

Global business presence and growth strategies place high demands on infrastructure. During the past year, SCA upgraded its international computer network to so-called MPLS technology (Multiprotocol Label Switching). This technology provides SCA with increased capacity and accessibility as well as opportunities to flexibly introduce new capacity as required.

**Strong cooperation partners**

SCA works increasingly with global agreements for procurements of hardware, software and services, which create economies of scale and reduced costs. One of the most obvious examples of this approach is SCA's centralization and localization of mainframe computer environments. Localization, or outsourcing, includes operational activities, technical support, data storage and systems surveillance. This also enables SCA to secure a stable operating environment.

**Information security**

Information security is an important part of SCA's IT-activities. A high degree of centralization provides SCA with opportunities for active and effective information security. During 2003, a new version of SCA's information security policy was implemented, and the Group-wide information security function was strengthened.

Unfortunately, attempts to gain unauthorized access to computer systems and the spread of viruses are increasing. SCA strives to prevent these attacks from affecting its operating procedures and unauthorized access to company information. So far, SCA has been successful in these efforts.

**Internet**

The Internet is an important channel for SCA. Some examples include:

- Communication and marketing via brand sites such as www.libero.se and www.tena.com.
- Commerce via customer and supplier-specific extranets, such as sales of corrugated board boxes.
- Cooperation with customer-specific marketplaces, whereby SCA assumes responsibility for a company's inventory management operations, for example.

The Group's Website, www.sca.com, has continued to attract visitors, with the number of unique visits amounting to about 100,000 per month.



... attempts and virus attacks on a daily basis. Consequently, information security is a prioritized part of operations.

# Customer-focused research projects

Approximately 770 employees in the Group are involved in research and development, divided among three large units and a number of smaller, local groups. Central costs for research and development in the business areas in 2003 amounted to approximately SEK 605 M, of which most within the hygiene operations. In addition to this, SEK 225 M was invested in development work. Product-related research and development, including maintenance and services, account for most of the investments.

### Hygiene Products

Within hygiene products, the high rate of innovation and the number of ongoing projects create demands on effective work processes for the development and launch of new products and product attributes. SCA works continuously, therefore, with improvements and changes in project control, project portfolio management and concept management activities.

The business focus for consumer tissue has become increasingly regional to meet different consumer preferences. The change is reflected in the research and development organization, which has become more decentralized.

Tena Lady Normal and Tena Lady Extra, new mild incontinence products, were launched during the year. They are based on a new product platform in which products are more closely fitting and feature improved outer dryness.

In the feminine hygiene products area, the new nighttime sanitary pad Libresse Invisible Goodnight was launched. The pad has improved fitting features since it adjusts to the changes in body positions.

SCA also participated in development work on the new feminine hygiene products designed for retailers' brands in Spain.

Within tissue, a paper handkerchief with significantly improved absorption and barrier properties was launched, Zewa Softis. A toilet paper with exceptionally high softness, Zewa Soft, was also developed.

A new method for production of toilet paper was tested and showed promising results. By pressing the paper in a gentle handling process, it retains its fluffiness whilst the method is cost effective.

### Packaging

Cellulose foam is a foamed paper structure that holds a product's position inside the packaging, such as mobile telephones. SCA acquired the licensing rights in 2003 and has upgraded and adapted the cellulose foam's properties to the Group's own products.

In several projects, SCA has participated in customer projects for which meticulous analyses of the entire distribution system have led to changes in both the design and composition of the packaging. In some cases, for example, mistakes in product specifications have been discovered and corrected by SCA. This is an example of how R&D operates in advanced positions along the value chain.



During the year, a cost-efficient method for the production of fluffy toilet paper was tested.

### Forest Products

Products in this business area are characterized by production in large capital-intensive plants that increase the importance of R&D focused on processing. A number of projects designed to reduce costs were started and completed during the year.

Kraft pulp with a high percentage sawmill chips has been produced as part of efforts to achieve particularly high-strength properties for different types of paper. This product, Celeste Strong, has been launched and acceptance is favorable.

GraphoCote, a new LWC-paper with quality improvements in the areas of brightness and tone, has also been introduced.

**NUMBER OF PATENT APPLICATIONS**

| 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| 60 | 93 | 96 | 65 | 87 |

# Sustainable development

SCA's sustainability policy emphasizes the company's financial, environmental and social responsibilities and its focus of operations on sustainable development.

Other important aspects of the policy include the reuse of renewable and recyclable raw materials and evaluations of the environmental impact of the company's products. The core element in the ethical and social values that control SCA is the well-being of its employees. Information on SCA's environmental and social initiatives must be easily accessible and all communications should be open.

SCA has three different councils that work with sustainable development. The Environmental Committee and the Committee for Social Responsibility manage strategies and goals, and coordinate the Group's initiatives in issues within the environmental and social spheres. Overall responsibility for SCA's activities in financial, environmental and social concerns lies with the Council for Sustainable Development, with the President and Group CEO as Chairman.

The company's products and operations are part of the closed-loop society. SCA's products consist almost exclusively of renewable materials that are recycled and used in new products or as fuel to generate energy. The closed-loop philosophy, combined with SCA's sustainable development policy, is the core of SCA's strategy.

SCA's environmental and social work has been recognized by a number of fund managers. SCA has qualified for inclusion in the European Dow Jones Stoxx Sustainability Index, which is based on an annual global survey that ranks more than 2,000 companies in some 30 countries. SCA is also included in the British FTSE4GOOD index. These indexes appraise the ability of companies to combine financial growth with successful environmental programs to create sustainable growth. Each company's acceptance of responsibility for social issues is also taken into consideration. SCA is also included in several environmental mutual funds in Europe and the US.

#### Networks

To increase the spread of knowledge and participation in the Group's most important environmental questions, a part of SCA's environmental work is conducted via internal networks. The networks clarify the Group's situation and important factors in central issues. SCA's position and goals for the area are formulated in coordinated efforts. SCA has networks today with representatives from the head office and business areas as well as chemical processing activities, product safety, resources and emissions follow-up, waste management, legislation, eco-management systems, transports and water management.

#### Environmental certification

Certification is an important external evaluation of a company's environmental work. Most of SCA's paper mills are certified in accordance with ISO 14001 (the international standard for environmental management systems) or registered in accordance with the European Union's eco-management and environmental audit system (EMAS).

Group forestry operations are also certified in accordance with ISO 14001, and its management of wholly owned forest holdings is certified in accordance with Forest Stewardship Council (FSC) criteria. As a result, SCA now offers FSC-certified pulp and paper products and solid-wood products – products that reflect increasing demand. SCA is one of only a few companies in the world that can offer FSC-certified paper products based on totally chlorine-free pulp (TCF).

The closed-loop concept is also a hallmark of SCA's energy utilization. SCA prioritizes the use of renewable energy based on biofuels, co-generation of electricity and heat, and the production of electrical power based on piped natural gas. By-products of production based on wood and wood fiber are used as biofuel instead of being deposited in landfills as waste, in addition to their utilization as replacements for fossil fuels. Several projects now being conducted in the Group will increase the proportion of biofuel in energy production. These investments are part of SCA's measures to fulfill its environmental goal to reduce fossil $CO_2$ emissions and waste deposited in landfills. In one of SCA's biofuel-fired boilers, fiber-based landfill waste will be recycled and used as fuel.

SCA is now preparing to take part in the EU's system for trading in emissions credits. The trading system will be started on 1 January 2005, and, during the first phase (2005–2007), will handle carbon dioxide, a common greenhouse gas. The investments and energy savings that SCA has implemented in the past and future investments now in the planning stages provide interesting opportunities for trading in emissions credits.

SCA's investments in machinery and plants are intended primarily to increase production, improve product properties and reduce production costs. These investments, in turn, often generate beneficial environmental effects. In addition, SCA makes substantial investments every year to meet legislation requirements, protect the environment and increase its energy consumption efficiency. A total of nearly SEK 3 billion has been invested over the past five years for this purpose – for example, the aforementioned investments in new biofuel-fired boilers. Every year, about

SEK 70 M is invested in nature conservation measures that are applied in forestry activities.

Inventories of production sites to investigate the possible need for clean-up measures have not revealed any reason to plan for more than limited future costs for the Group.

**Social responsibility**

SCA places great emphasis on social responsibility and strives to be an attractive employer in all markets where the Group conducts business operations. Its personnel policy emphasizes health, safety, personal development and balance between work and leisure time – all of which employees need in order to perform well. The Group has a responsibility to provide a safe and non-discriminatory work environment.

Workplace safety has been assigned the highest priority at all SCA plants. Its overall policy in questions related to health and safety underlines the need for preventive measures, reliable reporting methods, special studies to determine the cause of accidents and measures implemented to prevent similar accidents in the future. In addition, efforts to address substance abuse and rehabilitation are regulated in local policies.

Within the framework for safety at work, comprehensive training programs are being conducted to increase the focus on safety in everyday work routines, among other objectives. A special task force was appointed during the year to support a continuous development of health and safety issues, ensure the exchange of experiences and develop reliable measurement methods. Current trends reflect an increasing focus on both presence and absence of employees. During the period 1999–2003, the number of accidents and incidents per 100 employees declined by more than 25%, from 3.2 to 2.3 accidents per 100 employees.

**Code of conduct**

During 2003, SCA developed a proposal for a Code of Conduct that contains guidelines for how SCA and its employees should behave with regard to such issues as human rights, child and forced labor, discrimination, business ethics, freedom of association and other issues. The Code of Conduct, which is founded on SCA's core values of respect, excellence and responsibility, was adopted at the beginning of 2004 and covers all countries where SCA conducts business activities. Some methods to monitor compliance with the Code of Conduct have already been formulated, and others are now being developed. SCA also aims to provide open and transparent communications of the results of such monitoring efforts.

*This is a brief summary of SCA's environmental and social programs. More information is provided in the Group's Environmental and Social Report for 2003, which can be read or ordered on SCA's Website: www.sca.com The report can also be ordered by e-mail from veerle.kaes@sca.com or by fax +32 (0)2-725 90 23.*



Sancella, in which SCA is a joint owner, is participating in a major assistance project by donating disposable diapers to homes for babies infected with HIV in Soweto, South Africa. Most homes for children use fabric diapers or rags, which are washed and reused, increasing the risk of infection.

# Recruiting for the future

SCA has a longstanding, well-established process for succession planning and recruitment matters. Most of the work has been managed within the respective business groups, and recruitment issues are discussed continually in business groups management meetings. A fundamental principle in the Group's recruitment activities is that new employment and promotions are subject to approval by each recruiting manager's immediate supervisor. A systematic procedure is conducted to identify internal candidates for leading management positions that can be anticipated.

SCA's senior management team sees a growing need to coordinate management supply within the Group, particularly in view of SCA's expansion and new business establishment in a growing number of countries. In addition, slightly more than 20% of today's senior executives are expected to retire over the next 10 years. During 2003, therefore, a new Group management function was established to coordinate and develop activities intended to secure SCA's future management supply.

### Analysis identifies future leaders

The work was started with an analysis of the present situation with regard to such factors as age, educational background and international experience. The analysis included approximately 300 of SCA's senior executive officers and, among other findings, showed a very broad international representation. Accordingly, 21 different nationalities were represented in the abovementioned group, and more than 40% have work experience from more than one country, in addition to their home country. The analysis also showed that women, who accounted for only 5% of the group, are clearly under-represented (women account for 24% of total Group employees).

Continued efforts will focus on identifying suitable candidates for future management positions and the development of a Group-wide international management program. The goal is that management personnel within SCA, in addition to business knowledge and insights into Group strategies and targets, should also serve as good representatives of SCA's business culture.



SCA is expanding and becoming established in an increasing number of countries. It is important to benefit from the experiences and opportunities presented by this cultural diversity.

### Skills development

In addition to management supply programs, SCA conducts comprehensive skills development activities at all levels to secure access to the competence and knowledge needed to conduct its business activities. During 2003, 40% of the employees participated in some form of skills development. The cost amounted to about SEK 120 M. Special training programs are also conducted in areas focused on the environment and safe workplaces. Within the latter, in addition to continuous safety work, the Group also makes a determined effort to increase the awareness of risks in the work environment and the importance of always respecting safety regulations. A special task force was appointed in 2003 to support the development of relevant reporting systems and exchanges of experience between business groups.

SCA recruits a large number of new employees every year to replace employees who leave the company or retire and to cover expansion requirements.

Slightly more than 10% of SCA's 44,000 employees have a college or university education. About 30% of these are women. The percentage of employees with a higher education is increasing constantly and, accordingly, SCA is striving to develop its contacts with universities in more countries.

### Social responsibility

SCA believes substantial value lies in the cultural diversity that is represented by the Group's employees, which is also an asset in efforts to improve productivity, creativity and innovative skills. The Group's diversity efforts is described in greater detail in SCA's Environmental and Social Responsibility Report.

In view of its recruitment requirements, SCA recognizes the importance of a good reputation as an employer. In addition to offering interesting work assignments and development potential, SCA also believes it should be perceived as a company that assumes its social responsibility. For this and other reasons, SCA developed a proposal during 2003 for a Code of Conduct that was adopted at the beginning of 2004. It applies in all countries in which SCA is active and contains guidelines for how SCA employees shall deal with such issues as human rights, child and forced labor, business ethics, freedom of association and more.

As part of SCA's efforts to maintain an open and informative dialogue with its employees and their representatives, a new agreement was reached concerning the European Works Council. The agreement regulates the rights of employees to information and dialogues with corporate management.

# Risk limitation through active finance operations

SCA's financial activities are coordinated within two Group subsidiaries, AB SCA Finans and SCA Coordination Center N.V.

### Currency risks

SCA's international business activities carry currency risks. The transaction exposure created by payments received and made in foreign currencies is hedged at a minimum amount corresponding to accounts receivable and accounts payable. Within established parameters, longer periods may be hedged if the respective business areas believe that the negative effects on income can be limited.

The goal for financing the Group's foreign assets is to match capital employed in foreign currencies to such an extent that the Group's debt/equity ratio is unaffected by exchange rate fluctuations.

The distribution of SCA's net sales and operating costs in different currencies shows the Group's long-term currency sensitivity.

### Interest-rate risks

As a main principle, SCA applies a floating-rate policy for all funding currencies. It is SCA's understanding that short interest-rate adjustment term leads to lower funding costs over the long term.

### Capital procurement and refinancing risks

The Group's external financing is centralized and, as a general rule, shall be conducted by AB SCA Finans and SCA Coordination Center N.V. SCA's policy is to maintain a favorable distribution and a certain term on gross debt. The objective is that the gross borrowing debt's average remaining duration should exceed three years. Furthermore, a financial readiness shall be maintained in the form of centrally available liquid funds and committed credit facilities amounting to not less than 10% of the Group's projected annual sales.

Two major financing transactions were executed during 2003. In July, a 12-year USD bond was issued for USD 450 M (SEK 3,270 M) to institutional investors in the US. Also, a five-year syndicated credit facility for EUR 1,200 M (SEK 10,895 M) was signed in December with 26 banks. At the same time, a syndicated facility amounting to EUR 700 M with final due date in 2006 was redeemed prematurely.

### Credit rating

SCA has a long-term credit rating of A3/A– and a short-term rating of P2/A2 from Moody's and Standard & Poor's, respectively, and a short-term K1 credit rating from Standard & Poor's in Sweden.

### Credit risks

Financial risk management exposes SCA to credit risks. In accordance with SCA's counterparty regulations, maximum credit exposure is stipulated for different counterparties, depending on their creditworthiness. An objective is that all counterparties have at least an A minus credit rating from Standard & Poor's or Moody's.

### Pension obligations

In addition to defined-contribution pension schemes, SCA also has defined-benefit pension plans. These plans are financed largely with independent assets invested in equities and fixed-income instruments. A function within SCA Finans has been assigned to centrally monitor these plans and assist each pension board in matters related to investments of pension plan assets.

During 2003, SCA's Board of Directors adopted a Group-wide policy for the management of pension plan assets. The most important issue focuses on allocations between equities and fixed-income instruments.

To serve as the basis for these allocation decisions, SCA, in cooperation with external expertise, conducted an asset/liability analysis during 2003 to study the effects of different investment strategies on future funding levels and pension costs.

### Risk management and insurance

The Risk Management function of SCA aims to minimize total costs of the Group's loss risks and optimize the financing of these risks. This is achieved through continuous development of loss prevention and limitation measures in these activities and the implementation and development of Group-wide insurance solutions. The Group's captive insurance companies play an important role in these efforts.

**CURRENCY EXPOSURE**

| Currency | Transaction flows, SEK M | Capital employed, SEK M | Net debt SEK M |
|---|---|---|---|
| EUR | 3,140 | 29,022 | 5,848 |
| GBP | 2,419 | 10,208 | 3,561 |
| DKK | 543 | 2,387 | 1,873 |
| USD | 195 | 10,966 | 9,273 |
| Others | 1,995 | 4,661 | 1,088 |
| SEK | –8,292 | 15,566 | 663 |
| **Total** | **0** | **72,810** | **22,306** |

**NET SALES AND OPERATING EXPENSES PER CURRENCY**

| | Net sales, % | Operating expenses, % |
|---|---|---|
| EUR | 53 | 49 |
| USD | 15 | 17 |
| SEK | 6 | 15 |
| GBP | 13 | 11 |
| DKK | 4 | 3 |
| NOK | 2 | 1 |
| Others | 7 | 4 |
| **Total** | **100** | **100** |

*More detailed information about SCA's finance operations is presented in Note 2 on page 59.*
*Topical information about borrowing, ratings and related items is available at www.sca.com/investors/debt markets.*

# Financial review


TENA

- The Board proposes dividend of SEK 10.50 per share, an increase of 9%. Average dividend growth during the most recent five-year period thus amounts to 11% annually.
- Net sales amounted to SEK 85,338 M (88,046). Adjusted for currency and price effects, net sales increased by 4%. The corresponding increase during the preceding year was 11%.
- Earnings after tax (net earnings) totaled SEK 5,075 M (5,693).
- Earnings per share amounted to SEK 21.84 (24.54).
- Items affecting comparability in an amount of SEK 352 M (88) before taxes and SEK 356 M (88) after taxes are included in earnings after financial items and net earnings respectively[1].
- Implementation of the structural program in the hygiene operations is being accelerated.

**CONTENTS:**



[1] During 2003, earnings were affected by the sale of shares in the first quarter, as well as, during the fourth quarter, positive income effect of the release of negative goodwill, which arose at acquisition of Scaninge, costs for personnel reductions in the hygiene operations and a write-down of fixed assets. During the third quarter of 2002, earnings were affected by the sale of shares (see also page 42).

# Board of Directors' Report[1]

*Svenska Cellulosa Aktiebolaget SCA (publ)*
*Corp. reg. no. 556012-6293*

**GROUP OPERATIONS AND STRUCTURE**

SCA produces and sells absorbent hygiene products, packaging solutions and publication papers. Based on customers' needs, the company develops highly processed products for consumers and institutions as well as industry and commerce. SCA is seeking to increase the percentage of high-value-added products and its products consist almost exclusively of renewable and recyclable materials. Western Europe is SCA's principal market and the Group also holds strong positions in certain segments in North America. Expansion is taking place through organic growth and selective acquisitions, mainly in hygiene products and packaging. SCA owns approximately 2.0 million hectares of productive forestland, which secures the raw material base and facilitates an efficient raw material integration with favorable control over cost development. As a natural complement to the forest operations, SCA conducts extensive sawmill operations

SCA comprises three business areas – Hygiene Products, Packaging and Forest Products. The business areas are divided organizationally into eight business groups. Hygiene Products in Europe is divided into the three business groups: Consumer Tissue, AFH Tissue Europe, Personal Care. There is also a business group in Europe for Packaging and the Forest Products business group, which is same as the business area. The North America business group produces and sells hygiene products and packaging. During the year, two new business groups were formed: Hygiene Growth Markets and Packaging Growth Markets, to further capitalize growth possibilities in markets outside Europe and North America.

**INVESTMENTS AND ACQUISITIONS**

Net current capital expenditures in property, plant and equipment during 2003 totaled SEK 3,902 M (3,523), while strategic investments amounted to SEK 2,949 M (2,823). Strategic investments within Hygiene Products amounted to SEK 2,162 M (671), most of which, or approximately 70%, pertained to the ongoing tissue investment in Alabama, USA, although incontinence products also accounted for considerable strategic investments. Strategic investments within Packaging amounted to SEK 537 M (383), which included a new press section at the kraftliner mill in Munksund, and investments in the packaging plants in Grenå, Denmark, and Minden, Germany. Strategic investments within Forest Products amounted to SEK 250 M (1,769), which included completion of the PM11 paper machine in Laakirchen and a new biofuel plant in Härnösand.

Company acquisitions during the year totaled SEK 4,808 M (6,483) on a debt-free basis. In the Hygiene Products business area, 50% of Papeles Industriales, a Chilean tissue company, was acquired for SEK 462 M and Segas, a French manufacturer of paper towel dispensers, was acquired for SEK 136 M. Within the American packaging operations, Alloyd was acquired for SEK 733 M and Specor for SEK 76 M, both of which are active in the protective packaging segment, and corrugated board company South Eastern Packaging was acquired for SEK 57 M. In the Forest Products business area, Timber Supply, a UK distributor of solid-wood products, was acquired for SEK 41 M, and Scaninge's sawmills were acquired for SEK 459 M. All acquisition amounts are stated on a debt-free basis.

In addition, the remaining 41% of the shares in forest products company Scaninge Holding were acquired, which resulted in the consolidation of the company and its net debt, whereby the combined value of the paid purchase consideration for this 41% and total net debt amounted to SEK 2,287 M. Within Packaging, 17% of Central Package Group (Cenpak), a company in which SCA's shareholding prior to this purchase was 48%, was also acquired. This resulted in consolidation of the company in accordance with the proportional method. The paid purchase consideration for this 17% and consolidated net debt amounted to SEK 244 M.

**NET SALES AND EARNINGS[2]**

Earnings per share amounted to SEK 21.84 (24.54), and consolidated net earnings totaled SEK 5,075 M (5,693). Excluding items affecting comparability by SEK 356 M (88), earnings per share amounted to SEK 20.31 (24.16) and net earnings to SEK 4,719 M (5,605).

Consolidated net sales totaled SEK 85,338 M (88,046), a decline of 3%. Currency effects reduced net sales by 5%, while volume growth increased sales by 4%.

The Group's operating profit amounted to SEK 7,757 M (9,101). Excluding items affecting comparability of SEK 352 M (88), operating profit amounted to SEK 7.405 M (9.013), a decline by 18%. Currency movements had a negative effect of 7% and higher pension costs effected by 4%.

The heading Other in the statement of earnings includes items affecting comparability, during the first quarter, the positive effect on earnings from the sale of shares in Metsä Tissue, SEK 197 M. Furthermore, the fourth quarter includes positive income effects of the release of negative goodwill from the acquisition of the shares in Scaninge, amounting to SEK 418 M, costs for personnel reductions in the European hygiene operations amounting to SEK 158 M (also see page 45) and a write-down totaling SEK 48 M in the value of shares in the Otor packaging company and a write-down of SEK 57 M on property holdings in Taiwan. The corresponding 2002 profit included SEK 88 M from the sale of the packaging company Zewathener in the third quarter.

[1] In addition to these pages, the Board of Directors' Report includes the discussions and analyses accompanying the statement of earnings, balance sheet and cash-flow statement (pages 49, 51 and 53).

[2] Wherever stated, the operating profit reported for the business areas and their units pertains to operating profit before goodwill amortization.

Operating profit for Hygiene Products amounted to SEK 4,820 M (5,487), a decline of 12%, of which 5 percentage points due to the effects of currency movements. Operating profit for Packaging amounted to SEK 2,482 M (3,065), down 19% including 1 percentage point attributable to currency movements. Operating profit for Forest Products declined 22% to SEK 1,559 M (1,986), with 19 percentage points of the decline attributable to currency movements.

The consolidated operating margin was 9% (10). The operating margin for Hygiene Products declined to 11% (12), while the margins for Packaging and Forest Products declined to 8% (10) and 11% (15), respectively.

Financial items improved by SEK 233 M to an expense of SEK 790 M (expense: 1,023), primarily due to lower interest rates. Group earnings after financial items amounted to SEK 6,967 M (8,078). Excluding items affecting comparability, earnings after financial items amounted to SEK 6,615 M (7,990), a decline of 17%. Currency movements had a negative impact of 7% on earnings.

Return on shareholders' equity was 10% (12), and return on capital employed 11% (13).

**CASH FLOW, OPERATING**

The operating cash surplus amounted to SEK 13,508 M (15,245), corresponding to 16% (17) of net sales. Net current capital expenditures amounted to SEK 3,902 M (3,523). Working capital declined SEK 737 M (903). Operating cash flow amounted to SEK 10,102 M (12,421).

Tax attributable to operating profit amounted to SEK 1,388 M (2,936), and free cash flow, accordingly, totaled SEK 8,714 M (9,485). Cash flow from current operations – defined as cash flow before strategic investments and dividends – amounted to SEK 8,134 M (8,620) or SEK 34.98 (37.12) per share. Lower tax payments, combined with lower financial items contributed to exceeding the Group's cash flow target for 2003, amounting to SEK 7,800 M, adjusted for strategic investments and currency movements.

Company acquisitions amounted to SEK 4,808 M (6,483), calculated on a debt-free basis, and included the acquisitions of 50% of a hygiene company in Chile, a European supplier of dispenser systems, additional shares in an Asian packaging company, three protective packaging companies in North America, a distribution company for solid-wood products in the UK, Scaninge's sawmill operations and, toward year-end, all remaining shares in Scaninge with the resulting consolidation of the company and its net debt of SEK 2,282 M. Furthermore, divestments of the Group's shares in Metsä Tissue and a French distribution company for tissue generated revenues totaling SEK 961 M. Strategic capital investments in plant and machinery and structural measures amounted to SEK 3,386 M (3,397), two-thirds of which is attributable to the ongoing tissue investment in Alabama, in the US, and investments for continued growth in the incontinence segment.

**FINANCING**

Net debt amounted to SEK 22,306 M, a decline of SEK 1,593 M since the beginning of the year. Net cash flow showed a deficit of SEK 595 M, and favorable effects of currency movements amounted to SEK 2,188 M.

Consolidated shareholders' equity increased during the year by SEK 1,771 M to SEK 49,754 M. Net earnings for

**EARNINGS ANALYSIS**

| SEK M | 2003:4[1] | 2003:3 | 2003:2 | 2003:1[2] | 0312[3] | 0212[4] |
|---|---|---|---|---|---|---|
| Hygiene Products | 1,184 | 1,169 | 1,192 | 1,275 | 4,820 | 5,487 |
| Packaging | 538 | 631 | 622 | 691 | 2,482 | 3,065 |
| Forest Products | 469 | 352 | 331 | 407 | 1,559 | 1,986 |
| Other[5] | 69 | –74 | –81 | 112 | 26 | –300 |
| **Operating profit, before goodwill amortization** | **2,260** | **2,078** | **2,064** | **2,485** | **8,887** | **10,238** |
| *Goodwill amortization* | –296 | –276 | –273 | –285 | –1,130 | –1,137 |
| **Operating profit** | **1,964** | **1,802** | **1,791** | **2,200** | **7,757** | **9,101** |
| Financial items | –178 | –199 | –187 | –226 | –790 | –1,023 |
| **Earnings after financial items** | **1,786** | **1,603** | **1,604** | **1,974** | **6,967** | **8,078** |
| Income tax | –358 | –465 | –466 | –572 | –1,861 | –2,341 |
| Minority interest | –9 | –7 | –8 | –7 | –31 | –44 |
| **Net earnings** | **1,419** | **1,131** | **1,130** | **1,395** | **5,075** | **5,693** |
| Earnings per share, SEK | 6.07 | 4.88 | 4.87 | 6.02 | 21.84 | 24.54 |

[1] Including items affecting comparability, SEK 155 M before taxes and SEK 202 M after taxes.
[2] Including items affecting comparability, SEK 197 M before taxes and SEK 154 M after taxes.
[3] Including items affecting comparability, SEK 352 M before taxes and SEK 356 M after taxes.
[4] Including items affecting comparability, SEK 88 M (reported under the heading Packaging).
[5] *Including items affecting comparability during 2003.*

**CASH-FLOW STATEMENT, OPERATING**

| SEK M | 2003:4 | 2003:3 | 2003:2 | 2003:1 | 0312 | 0212 |
|---|---|---|---|---|---|---|
| Net sales | 21,153 | 21,064 | 21,231 | 21,890 | 85,338 | 88,046 |
| Operating cash surplus | 3,348 | 3,270 | 3,291 | 3,599 | 13,508 | 15,245 |
| *% of net sales* | *16* | *16* | *16* | *16* | *16* | *17* |
| Current capital expenditures, net | –1,550 | –817 | –928 | –607 | –3,902 | –3,523 |
| *% of net sales* | *7* | *4* | *4* | *3* | *5* | *4* |
| Change in working capital | 1,430 | 714 | –709 | –698 | 737 | 903 |
| Other operating cash flow changes | –60 | –75 | –28 | –78 | –241 | –204 |
| **Operating cash flow** | **3,168** | **3,092** | **1,626** | **2,216** | **10,102** | **12,421** |
| Tax payment etc.[1] | –350 | –545 | –170 | –323 | –1,388 | –2,936 |
| **Free cash flow** | **2,818** | **2,547** | **1,456** | **1,893** | **8,714** | **9,485** |
| *Per share, SEK* | *12.06* | *10.97* | *6.29* | *8.15* | *37.47* | *40.85* |
| Interest payment after taxes | –187 | –62 | –168 | –163 | –580 | –865 |
| **Cash flow from current operations** | **2,631** | **2,485** | **1,288** | **1,730** | **8,134** | **8,620** |
| *Per share, SEK* | *11.27* | *10.70* | *5.56* | *7.45* | *34.98* | *37.12* |
| Strategic investments and divestments | –4,785 | –928 | –920 | –600 | –7,233 | –9,475 |
| **Cash flow before dividend** | **–2,154** | **1,557** | **368** | **1,130** | **901** | **–855** |
| Dividend | – | –19 | –2,216 | – | –2,235 | –2,036 |
| Conversion of debentures, warrants | – | 723 | – | – | 723 | – |
| Sale of own shares | 4 | 7 | 4 | 1 | 16 | 5 |
| **Net cash flow** | **–2,150** | **2,268** | **–1,844** | **1,131** | **–595** | **–2,886** |

the year increased equity by SEK 5,075 M, while dividend payments reduced shareholders' equity by SEK 2,212 M. Conversions of debentures, warrants exercised and sales of own shares increased shareholders' equity by SEK 739 M. The negative impact of currency movements on shareholders' equity amounted to SEK 1,831 M.

At year-end 2003 the debt/equity ratio amounted to 0.44 (0.49). The interest coverage multiple was 9.8 (8.9).

### HYGIENE PRODUCTS BUSINESS AREA

Net sales amounted to SEK 42,981 M (45,197), down 5% compared with the preceding year. Currency movements reduced sales by 6%.

Operating profit amounted to SEK 4,820 M (5,487), a decline of 12%. Currency movements reduced operating profit by 5%. Lower prices, particularly in the consumer tissue segment, had a negative impact on operating profit. Raw material costs declined marginally, despite price increases in USD-denominated pulp, as a result of the lower USD rate.

#### Consumer tissue

Operating profit was down 16% to SEK 1,416 M (1,686). Currency movements reduced operating profit by 4%. Lower prices, but also lower volumes and slightly higher energy costs, offset the positive effects of acquisitions and lower pulp costs.

#### Tissue for bulk consumers – AFH

Operating profit for AFH products, amounted to SEK 1,001 M (1,213), down 17% compared with the preceding year. Improved volumes for the whole segment and higher prices in the European operations were offset by lower prices in the North American operations. In addition, profit was effected by higher prices for recycled paper and higher energy costs in the North American operations.

#### Personal care

Operating profit declined 7% to SEK 2,403 M (2,588). The negative impact of currency movements amounted to 7%. Furthermore, a change in the product mix for feminine hygiene products and lower volumes for baby diapers in the retailers' brands segment also had a negative impact on profit. Continued strong volume growth was noted for incontinence products, however, with particular emphasis on light incontinence products in North America. The decline in profit was also attributable to the divestment of Nordic tampon operations in 2002.

### PACKAGING BUSINESS AREA

Net sales in 2003 amounted to SEK 30,029 M (30,549), down 2% compared with the preceding year. Currency movements had a negative impact of 4% on net sales. The acquired Stabernack and Bertako (which were consolidated during the autumn of 2002) packaging companies and acquisitions of protective packaging companies in North America contributed 5%, but net sales declined due to lower prices and volumes.

Operating profit amounted to SEK 2,482 M (3,065), a decline of 19%. The increase in Group pension costs that took effect at year-end 2002, which mainly affects Packaging's extensive operations in the UK and the Netherlands, reduced operating profit by 8%. Effects of changes in the geographic product mix, combined with lower prices and volumes, exceeded the positive impact of acquired companies and lower costs for recycled fiber.

### FOREST PRODUCTS BUSINESS AREA

Net sales for the Forest Products business area were 4% higher than sales in 2002 and amounted to SEK 14,081 M (13,551). The positive effects of higher volumes, attributable primarily to the new SC machine in Laakirchen and the acquisition of Scaninge's sawmill operations, which were consolidated on 1 March, 2003, were primarily offset by lower paper prices. Currency movements had a negative impact on net sales corresponding to 3%.

Operating profit amounted to SEK 1,559 M (1,986), a decline of 22%, of which 19 percentage points were attributed to currency movements. Increased volumes and, accordingly, higher capacity utilization did not compensate for lower prices in publication paper operations.

#### Publication papers

Operating profit from publication paper operations totaled SEK 662 M (1,014), a decline of 35%. The market for publica-

**HYGIENE PRODUCTS BUSINESS AREA**

| SEK M | 2003:4 | 2003:3 | 2003:2 | 2003:1 | 0312 | 0212 |
|---|---|---|---|---|---|---|
| Net sales | 10,531 | 10,753 | 10,791 | 10,906 | 42,981 | 45,197 |
| Operating surplus | 1,747 | 1,824 | 1,814 | 1,895 | 7,280 | 7,966 |
| **Operating profit, before goodwill amortization** | **1,184** | **1,169** | **1,192** | **1,275** | **4,820** | **5,487** |
| Operating surplus margin, % | 17 | 17 | 17 | 17 | 17 | 18 |
| Operating margin, % | 11 | 11 | 11 | 12 | 11 | 12 |
| **Volume growth, %** | | | | | | |
| Consumer Tissue | 5.3[1] | 0.0[1] | –2.0[1] | –3.1[1] | 3.6[2] | 19.5[2] |
| Tissue for bulk consumers – AFH | –4.8[1] | 0.6[1] | 5.2[1] | –0.6[1] | 3.3[2] | 20.3[2] |
| Personal Care | 2.9[1] | –1.4[1] | 4.1[1] | –0.4[1] | 1.4[2] | 7.1[2] |

[1] Compared with the immediately preceding quarter.
[2] Compared with corresponding period in the preceeding year.

**PACKAGING BUSINESS AREA**

| SEK M | 2003:4 | 2003:3 | 2003:2 | 2003:1 | 0312 | 0212 |
|---|---|---|---|---|---|---|
| Net sales | 7,459 | 7,434 | 7,421 | 7,715 | 30,029 | 30,549 |
| Operating surplus | 965 | 1,036 | 1,023 | 1,100 | 4,124 | 4,646 |
| **Operating profit, before goodwill amortization** | **538** | **631** | **622** | **691** | **2,482** | **3,065** |
| Operating surplus margin, %[1] | 13 | 14 | 14 | 14 | 14 | 15 |
| Operating margin, %[1] | 7 | 8 | 8 | 9 | 8 | 10 |
| **Production** | | | | | | |
| Liner products, kton | 627 | 622 | 628 | 635 | 2,512 | 2,519 |
| **Deliveries** | | | | | | |
| Liner products, kton | 621 | 635 | 610 | 639 | 2,505 | 2,503 |
| Corrugated board, Mm² | 1,041[2] | 1,027[2] | 1,029[2] | 1,041[2] | 4,138[2] | 4,029[2] |

[1] Adjusted for the external trading with linerboard, margins increase by about 2 percentage points.
[2] The volumes do not include volumes from protective packaging and other high-value segments.

**FOREST PRODUCTS BUSINESS AREA**

| SEK M | 2003:4 | 2003:3 | 2003:2 | 2003:1 | 0312 | 0212 |
|---|---|---|---|---|---|---|
| Net sales | 3,736 | 3,378 | 3,406 | 3,561 | 14,081 | 13,551 |
| Operating surplus | 763 | 644 | 634 | 703 | 2,744 | 3,009 |
| **Operating profit, before goodwill amortization** | **469** | **352** | **331** | **407** | **1,559** | **1,986** |
| Operating surplus margin, % | 20 | 19 | 19 | 20 | 19 | 22 |
| Operating margin, % | 13 | 10 | 10 | 11 | 11 | 15 |
| **Production** | | | | | | |
| Publication papers, kton | 362 | 346 | 332 | 336 | 1,376 | 1,249 |
| Solid-wood products, km³ | 377 | 329 | 375 | 257 | 1,338 | 714 |
| **Deliveries** | | | | | | |
| Publication papers, kton | 380 | 336 | 332 | 330 | 1,378 | 1,242 |
| Solid-wood products, km³ | 383 | 346 | 345 | 238 | 1,312 | 720 |

tion papers remained weak. The sharp decline in earnings was due mainly to lower prices and negative effects of currency movements, which were partly offset by higher capacity utilization as a result of higher volumes, particularly for SC paper.

### Pulp, timber and solid-wood products

Operating profit amounted to SEK 897 M (972), a decline of 8% compared with the preceding year. The decline was due mainly to negative currency movements for pulp operations. Sawmill operations showed improved earnings as a result of higher prices and the acquisition of Scaninge's sawmill operations.

## GOODWILL AND OTHER

Consolidated goodwill amounted to SEK 14,586 M (16,093). Of the total decline during the year, SEK 1,219 M was attributable to currency movements Goodwill is amortized over 20 years. Goodwill amortization by business areas is presented on page 80.

**EARNINGS EXCLUDING GOODWILL AMORTIZATION**

| SEK M | 2003:4 | 2003:3 | 2003:2 | 2003:1 | 0312 | 0212 |
|---|---|---|---|---|---|---|
| Operating profit | 2,260 | 2,078 | 2,064 | 2,485 | 8,887 | 10,238 |
| Earnings after financial items | 2,083 | 1,878 | 1,877 | 2,259 | 8,097 | 9,215 |
| Net earnings | 1,707 | 1,395 | 1,391 | 1,667 | 6,160 | 6,762 |
| *Earnings per share, SEK* | *7.31* | *6.00* | *6.00* | *7.20* | *26.51* | *29.15* |

During 2003, the deficit in the Group's defined-benefit pension plans declined by SEK 606 M. The deficit, which is partly due to some pension plans being financed in whole or in part as liabilities on the balance sheet, rather than pension fund assets, thus amounted to SEK 4,416 M at year end. The cost for the Group's defined-benefit pensions amounted to SEK 795 M during 2003 and is expected to decline somewhat, expressed in local currencies.

In 1998, the tax authority ruled to disallow a deduction by SCA of a capital loss in conjunction with restructuring of the Group's operations. The decision resulted in a demand for supplemental taxes and fees totaling SEK 470 M. SCA appealed the decision and the County Administrative Court (Länsrätten) ruled in the company's favor in December 2003. The ruling has been partially appealed by the tax authority, which retains a claim corresponding to a supplemental tax of about SEK 163 M. In SCA's opinion, supported by external tax expertise, the ruling of the County Administrative Court will not be changed. Against this background, no provisions have been made in the year-end accounts.

A report on the Group's management and the Board's work is presented in the Corporate Governance section on pages 10-11.

## ENVIRONMENTAL IMPACT (SWEDEN)

Pursuant to the environmental code in Swedish legislation, it is reported that SCA conducts operations in twelve licensed facilities and ten that are required to submit reports. The production in which permits are required or reporting is mandatory amounts to 17% of the Group's net sales.

Five licenses pertain to the production of pulp and paper. These operations impact on the environment through emissions into the air and water and through solid waste and noise. Seven licenses pertain to the production of sawn timber. These operations impact on the environment through noise and emissions into the air and water.

The operations that are required to submit reports pertain to production of corrugated boxes (three plants), EPS packaging (three plants), molded pulp packaging (one plant), display packaging (one plant), fluff products (one plant), and converting products (one plant).

Production of corrugated packaging, EPS packaging, molded pulp packaging and display packaging affects the external environment through emissions into the air and water and through solid waste.

Production of fluff products and converting products affects the external environment through solid waste.

## RESEARCH AND DEVELOPMENT

Research and development costs amounted to SEK 605 M (634), equal to 0.7% of Group sales. Research and development is conducted centrally as well as locally in the different business areas. Central operations are conducted in the form of research dealing with materials and technology, while the local units work on product development, often in close cooperation with customers. In all, approximately 770 persons, most of whom are involved in product development, are engaged in R&D.

## ACCOUNTING RECOMMENDATIONS

SCA's accounting principles have been aligned with the Financial Accounting Standards Council's new recommendations, namely: RR22 Presentation of Financial Statements, RR24 Investment Property, RR25 Segment Reporting, meaning by operating sector and geographical area, RR26 Events After the Balance Sheet Date, RR27 Financial Instruments – Recognition and Measurement – and RR28 accounting for Government Grants and Disclosure of Government Assistance, plus changes to RR2:02 concerning inventories.

SCA already complies with the principles for reporting employee benefits, as stipulated in RR29, which became effective on 1 January, 2004.

The new recommendations had no impact on the Group's accounting principles, apart from a change in the presentation by segments.

**SWITCH TO IFRS**

As of 2005, SCA will report in accordance with International Financial Reporting Standards (IFRS, formerly, IAS). The 2004 Annual Report will be the last one compiled in accordance with the Financial Accounting Standards Council's recommendations. In the interim report for the first quarter of 2005 and the 2005 Annual Report, the statement of earnings and balance sheets in 2004 in accordance with IFRS will be reconciled with the statements in accordance with the company's current accounting principles. SCA reports two comparative years but will, in accordance with the rules of IFRS 1, only report one comparative year according to IFRS, and will thus report 2003 results based on the current rules.

SCA continuously monitors developments concerning IFRS, focusing particularly on differences compared with the Financial Accounting Standards Council's recommendations, to be able to align the accounts to the new rules and regulations. Based on what is currently known, the major differences will affect:

- reporting of financial instruments, which will result in more instruments being reported at current value and will sharpen the requirements for permitting hedge accounting
- goodwill and certain intangible assets, which will no longer be amortized; instead they will be valued each year to determine potential write-down requirements
- forest assets, which will be reported at current value

SCA conducted IFRS projects during 2003 and is, therefore, well prepared for the introduction of the new rules. During 2004, information will be collected continuously in order to obtain relevant comparative amounts for the 2005 reports.

Training programs were completed in part during 2003 and will continue during 2004. The 2004 Annual Report will contain information about the effects that IFRS will have on the company's financial accounting.

**HOLDING OF COMPANY SHARES**

In 2001 SCA issued a total of 1,800,000 shares for cash. These shares were then acquired by SCA to be distributed to senior executives and key persons included in the employee option program that is described on page 75.

**HOLDING OF COMPANY SHARES**

| | Number | Par value | % of share capital | Paid/ received amount |
|---|---|---|---|---|
| Total holding, 1 Jan. 2002 | 1,800,000 | 18,000,000 | 0.8 | 18,090,000 |
| Transferred during 2002 | 24,457 | 244,570 | 0.01 | 5,380,540 |
| Transferred during 2003 | 65,426 | 654,260 | 0.03 | 15,972,803 |
| **Total holding 31 Dec. 2003** | **1,710,117** | **17,101,170** | **0.7** | **17,186,677** |

Shares transferred during the year pertain to shares that were redeemed by employees in accordance with the rules in SCA's employee option program. Payments pertaining to the transferred shares constitute the payments to SCA for the shares.

**DISTRIBUTION OF SHARES**

During the year 1,264,159 Class A shares were converted to Class B shares. At year-end the percentage of Class A shares had accordingly declined from 18.0% to 17.2%. The shares were converted at the request of the shareholders involved, based on the conversion clause that was introduced in the Articles of Association in 1999.

Calculated in accordance with recommendations of the Financial Accounting Standards Council, the effects of outstanding convertible debentures and the options program amount to a maximum dilution of 0.1%, which is being taken into account when calculating earnings per share.

**RATIONALIZATION PROGRAM**

During 2003, SCA conducted a comprehensive review of the European organization and work methods for Hygiene Products operations. As a result of the review, the Hygiene Products Europe business group was replaced by three independent business groups: Consumer Tissue, AFH Tissue Europe and Personal Care.

In parallel with this organizational change, a rationalization program that will reduce the workforce by 350 employees is under way. When completed, the workforce reduction is expected to generate annual cost savings of SEK 285 M. The phase-out costs have been estimated at SEK 210 M.

Since negotiations with trade unions and implementation of the workforce reduction proceeded more quickly than expected, the net effect of the savings and phase-out costs that was charged against the 2003 accounts amounted to SEK 158 M, compared with the anticipated amount of SEK 90 M. The savings are expected to exceed the phase-out costs as early as during the first quarter of 2004, an effect that will increase steadily and gain its full impact at the end of 2004.

**MARKET OUTLOOK**

Demand for SCA's consumer products remained stable during the fourth quarter of 2003. Within consumer tissue, competition remains strong, although the underlying volume growth is good. Demand for corrugated packaging did not show any growth during the year. The weak demand and prevailing price pressure is expected to persist during the beginning of 2004. The weak demand for publication papers is expected to continue, although some improvement in the advertising market can be noted. The cautious trend toward recovery that was previously noted in the Group's North American tissue and packaging operations continues.

**DIVIDEND**

An increase in the dividend of 9% is proposed to SEK 10.50 (9.60) per share, a total of SEK 2,450 M. Accordingly, average annual dividend growth during the most recent five-year period, will amount to 11%.

## OPERATING CASH-FLOW STATEMENT

Supplementary information. See page 52 for cash-flow statement in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR 7.

### Consolidated

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | SEK M | EUR M[1] | SEK M | EUR M[1] | SEK M | EUR M[1] |
| **OPERATIONS** | | | | | | |
| Net sales | 85,338 | 9,368 | 88,046 | 9,617 | 82,380 | 8,919 |
| Operating expenses | –71,093 | –7,804 | –72,712 | –7,942 | –67,012 | –7,255 |
| Operating surplus | 14,245 | 1,564 | 15,334 | 1,675 | 15,368 | 1,664 |
| Adjustment for non-cash items | –737 | –81 | –89 | –10 | 42 | 5 |
| Operating cash surplus | 13,508 | 1,483 | 15,245 | 1,665 | 15,410 | 1,669 |
| Changes in | | | | | | |
| – Current receivables | 743 | 82 | 3,733 | 408 | 1,312 | 142 |
| – Inventories | 191 | 21 | –35 | –4 | 506 | 55 |
| – Operating liabilities | –197 | –22 | –2,795 | –305 | 649 | 70 |
| Change in working capital | 737 | 81 | 903 | 99 | 2,467 | 267 |
| Current capital expenditures, net | –3,902 | –428 | –3,523 | –385 | –3,479 | –377 |
| Other operating cash flow changes | –241 | –27 | –204 | –22 | –192 | –21 |
| **Operating cash flow** | **10,102** | **1,109** | **12,421** | **1,357** | **14,206** | **1,538** |
| Financial items | –790 | –87 | –1,023 | –112 | –1,402 | –152 |
| Income taxes paid | –1,151 | –126 | –2,629 | –287 | –1,722 | –186 |
| Other | –27 | –3 | –149 | –16 | 167 | 18 |
| **CASH FLOW FROM CURRENT OPERATIONS** | **8,134** | **893** | **8,620** | **942** | **11,249** | **1,218** |
| **STRATEGIC RESTRUCTURING EXPENSES, INVESTMENTS AND DIVESTMENTS** | | | | | | |
| Company acquisitions | –4,808 | –527 | –6,483 | –708 | –13,286 | –1,439 |
| Investments in plants | –2,949 | –324 | –2,823 | –308 | –1,469 | –159 |
| Restructuring expenses | –437 | –48 | –574 | –63 | –767 | –83 |
| **Total strategic investments** | **–8,194** | **–899** | **–9,880** | **–1,079** | **–15,522** | **–1,681** |
| Divestments | 961 | 105 | 405 | 44 | 19 | 2 |
| **Cash flow from strategic restructuring expenses, investments and divestments** | **–7,233** | **–794** | **–9,475** | **–1,035** | **–15,503** | **–1,679** |
| **Cash flow before dividend and new issue** | **901** | **99** | **–855** | **–93** | **–4,254** | **–461** |
| Convertible loan, new issue | 723 | 79 | 0 | 0 | 18 | 2 |
| Sale/repurchase of own shares | 16 | 2 | 5 | 1 | –18 | –2 |
| Dividend to shareholders | –2,235 | –245 | –2,036 | –223 | –1,806 | –195 |
| **Net cash flow** | **–595** | **–65** | **–2,886** | **–315** | **–6,060** | **–656** |

### Net debt

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | SEK M | EUR M[1] | SEK M | EUR M[1] | SEK M | EUR M[1] |
| Net debt, 1 January | –23,899 | –2,605 | –23,861 | –2,534 | –15,880 | –1,795 |
| Net cash flow | –595 | –65 | –2,886 | –315 | –6,060 | –656 |
| Securitization | – | – | – | – | 1,138 | 121 |
| Effect of change in definition of net debt[2] | – | – | –184 | –20 | – | – |
| Currency effects, etc. | 2,188 | 213 | 3,032 | 264 | –3,059 | –204 |
| **Net debt, 31 December** | **–22,306** | **–2,457** | **–23,899** | **–2,605** | **–23,861** | **–2,534** |

[1] The average exchange rate of 9.11 (9.16; 9.24) was applied in translation to EUR.

[2] As of 1 January 2002, the Group has changed the definition of net debt to include accrued interest expense and interest income, SEK 184 M, which previously formed part of capital employed.

### Operating cash flow

Operating cash flow amounted to SEK 10,102 M (12,421; 14,206).

The operating cash surplus declined 11% and amounted to SEK 13,508 M (15,245; 15,410). In relation to net sales, the operating cash surplus margin declined by 1.5 percentage points, due mainly to lower sales prices. Tied-up working capital continued to decline, resulting in a positive cash flow for the year of SEK 737 M (903; 2,467). Current net capital expenditures increased somewhat primarly with the hygiene products and packaging operations and amounted to SEK 3,902 M (3,523; 3,479).

### Cash flow from current operations

Cash flow from current operations, defined as cash flow before strategic investments and dividends, amounted to SEK 8,134 M (8,620; 11,249), or SEK 34.98 (37.12; 48.38) per share. The decline compared with the preceding year holds at slightly less than 6%, despite operating cash flow declined by about 19%.

Financial expenses declined by SEK 233 M compared with a year earlier due mainly to lower interest rates. Tax payments were SEK 1,478 M lower than in the preceding year, mainly as a result of the Group receiving tax repayments in 2003 related to prior years and that part of the taxes due on 2003 earnings are paid in 2004.

Accordingly, the lower financial items and tax payments contributed to the Group's established cash-flow goal for 2003, SEK 7,800 M after adjustment for strategic investments and currency movements, being surpassed by 4%.

### Cash flow from strategic investments and divestments

Expansion investments in plants and machinery as well as company acquisitions amounted to SEK 7,757 M (9,306; 14,755). Company acquisitions during the year totaled SEK 4,808 M on a debt-free basis. This includes the acquisition of Scaninge's sawmill operations for SEK 459 M and purchase of the remaining shares in Scaninge Holding, which results in consolidation of the company and its net debt of SEK 2,282 M. Other large acquisitions were the North American packaging company Alloyd Company Inc. and 50% of the Chilean tissue company Papeles Industriales S.A. (PISA). Alloyd was acquired for SEK 733 M and PISA for SEK 462 M. In addition, there were a number of smaller acquisitions, for a total of SEK 867 M, including protective packaging companies in North America, a dispenser manufacturer in France, a distributor of solid-wood products in the UK and additional shares in an Asian packaging company.

Strategic investments during the year in plants and machinery totaled SEK 2,949 M (2,823; 1,469). Strategic investments are defined as expansion investments and investments in new technology to increase competitiveness. The largest single investment was for an ongoing tissue investment in Alabama in the US, with expenditures to date amounting to SEK 1,540 M. Other investments within Hygiene Products amounted to SEK 622 M and pertain mainly to investments for continued growth in the incontinence area. Investments totaled SEK 537 M in Packaging and SEK 250 M in Forest Products.

Divestments of operations during the year affected cash flow positively by SEK 961 M (405; 19), of which SEK 650 M is from sale of shares in Metsä Tissue and SEK 235 M from the sale of a French tissue wholesaler.

Net strategic investments and divestments, including restructuring costs, amounted to an expenditure of SEK 7,233 M (9,475; 15,503). The strategic structural costs pertain mainly to restructuring measures in conjunction with integration of acquisitions.

### Net debt

Net debt declined by SEK 1,593 M and at year-end amounted to SEK 22,306 M (23,899; 23,861). In total, the change is a net of positive cash flow from current operations totaling SEK 8,134 M, conversion to share of a convertible loan of SEK 288 M, exercise of options and the sale of own shares of SEK 451 M, a net outflow for strategic investments and divestments, totaling SEK 7,233 M, dividends to shareholders of SEK 2,235 M, and positive currency effects of SEK 2,188 M.

**CASH FLOW**


SEK M
16,000
12,000
8,000
4,000
0
−4,000
−8,000
−12,000
−16,000
99
00
01
02
03
Cash flow from current operations
Divestments
Strategic capital expenditures, plants
Strategic capital expenditures, acquisitions
Strategic restructuring expenses
Cash flow before dividend and new issue

**CAPITAL EXPENDITURES**


SEK M
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02
03
Current capital expenditures
Strategic capital expenditures
Depreciation according to plan

Strategic capital expenditures increased in 2003 to SEK 2.9 billion.

**OPERATING CASH FLOW BY BUSINESS AREA**


SEK M
7,500
6,300
5,100
3,900
2,700
1,500
99
00
01
02
03
Hygiene Products
Packaging
Forest Products

Total operating cash flow decreased in 2003 to SEK 10,102 M.

# Statement of earnings

## Consolidated

| | | 2003 SEK M | 2003 EUR M[1] | 2002 SEK M | 2002 EUR M[1] | 2001 SEK M | 2001 EUR M[1] |
|---|---|---|---|---|---|---|---|
| **Net sales** | Note 4 | 85,338 | 9,368 | 88,046 | 9,617 | 82,380 | 8,919 |
| Change in inventories | | –132 | –14 | –451 | –49 | 1,179 | 128 |
| *Work performed and capitalized* | | 84 | 9 | 270 | 29 | 12 | 1 |
| Other operating revenues | Note 6 | 1,852 | 203 | 1,039 | 113 | 209 | 23 |
| | | **87,142** | **9,566** | **88,904** | **9,710** | **83,780** | **9,071** |
| **Operating expenses** | Note 5, 6 | | | | | | |
| *Raw materials and consumables* | | –31,623 | –3,471 | –32,646 | –3,566 | –32,299 | –3,497 |
| Other external costs | | –21,395 | –2,349 | –20,915 | –2,284 | –18,664 | –2,021 |
| *Personnel costs* | | –18,497 | –2,030 | –18,322 | –2,001 | –15,995 | –1,732 |
| Depreciation and write-downs of tangible and intangible assets | Note 7 | –6,612 | –726 | –6,451 | –704 | –5,890 | –638 |
| Other operating expenses | | –1,382 | –152 | –1,687 | –184 | –1,454 | –157 |
| **Total operating expenses** | | **–79,509** | **–8,728** | **–80,021** | **–8,739** | **–74,302** | **–8,045** |
| Share in earnings of associated companies | Note 8 | 124 | 14 | 218 | 24 | 14 | 2 |
| **OPERATING PROFIT** | | **7,757** | **852** | **9,101** | **995** | **9,492** | **1,028** |
| **Financial items** | Note 9 | | | | | | |
| Income from shares and participations | | 45 | 5 | 72 | 8 | 108 | 12 |
| Interest income and similar profit/loss items | | 499 | 54 | 617 | 67 | 445 | 48 |
| Interest expense and similar profit/loss items | | –1,334 | –146 | –1,712 | –187 | –1,955 | –212 |
| **Total financial items** | | **–790** | **–87** | **–1,023** | **–112** | **–1,402** | **–152** |
| **EARNINGS AFTER FINANCIAL ITEMS** | | **6,967** | **765** | **8,078** | **883** | **8,090** | **876** |
| Taxes | Note 10 | –1,861 | –204 | –2,341 | –256 | –2,444 | –265 |
| *Minority interest* | | –31 | –3 | –44 | –5 | –59 | –6 |
| **NET EARNINGS FOR THE YEAR** | | **5,075** | **558** | **5,693** | **622** | **5,587** | **605** |

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Earnings per share, SEK | | | |
| – before dilution | 21.92 | 24.70 | 24.18 |
| – after dilution | 21.84 | 24.54 | 24.05 |
| Proposed dividend per share, SEK | 10.50 | 9.60 | 8.75 |
| Net earnings for the year | 5,075.0 | 5,693.0 | 5,587.0 |
| Interest on convertible debentures | 4.6 | 6.0 | 6.0 |
| **Adjusted earnings** | **5,079.6** | **5,699.0** | **5,593.0** |
| Average number of shares before dilution, million | 231.5 | 230.4 | 231.1 |
| Personnel convertibles | 0.7 | 1.2 | 1.2 |
| Warrants | 0.3 | 0.6 | 0.2 |
| **Average number of shares after dilution** | **232.5** | **232.2** | **232.5** |

## By business area

| | Net sales 2003 | Net sales 2002 | Net sales 2001 | Operating profit 2003 | Operating profit 2002 | Operating profit 2001 |
|---|---|---|---|---|---|---|
| Hygiene Products | 42,981 | 45,197 | 40,797 | 4,820 | 5,487 | 4,473 |
| – *Consumer tissue* | *14,824* | *15,194* | *13,087* | *1,416* | *1,686* | *1,369* |
| – *Tisse for bulk consumers – AFH* | *11,389* | *12,280* | *10,868* | *1,001* | *1,213* | *1,023* |
| – *Personal Care* | *16,768* | *17,723* | *16,842* | *2,403* | *2,588* | *2,081* |
| Packaging | 30,029 | 30,549 | 29,230 | 2,482 | 3,065 | 3,286 |
| Forest Products | 14,081 | 13,551 | 13,556 | 1,559 | 1,986 | 2,976 |
| – *Publication papers* | *7,267* | *7,157* | *7,850* | *662* | *1,014* | *1,818* |
| – *Pulp, timber and solid-wood products* | *6,814* | *6,394* | *5,706* | *897* | *972* | *1,158* |
| Other | 1,031 | 1,591 | 1,822 | 26 | –300 | –233 |
| Intra-Group deliveries | –2,784 | –2,842 | –3,025 | – | – | – |
| Goodwill amortization | – | – | – | –1,130 | –1,137 | –1,010 |
| **Total** | **85,338** | **88,046** | **82,380** | **7,757** | **9,101** | **9,492** |

[1] The average exchange rate of 9.11 (9.16; 9.24) was applied in translation to EUR.

### Net sales

Net sales amounted to SEK 85,338 M (88,046; 82,380), a decline of 3% compared with 2002. Adjusted for currency and price effects, net sales rose by 4%. Acquired companies increased net sales by 3%, with Hygiene Products accounting for 1% and Packaging for 2%. Higher volumes increased net sales by 1%, while lower prices reduced net sales by 2%. Foreign exchange movements reduced net sales by 5%.

Net sales of Hygiene Products declined a total of 5%, in which currency movements had a negative effect of 6 percentage points. Packaging's sales were down 2%, with currency movements accounting for 4 percentage points. Forest Products increased net sales by 4%, due mainly to investments in new equipment and company acquisitions. Foreign exchange movements reduced net sales by 3 percentage points.

The value of deliveries to customers outside Sweden amounted to 92% (92; 92) of net sales.

### Operating profit

Operating profit amounted to SEK 7,757 M (9,101; 9,492), including SEK 352 M (88) in items affecting comparability. Excluding these items, operating profit fell 18%. The effect of currency movements affected operating profit negatively by 7% while at the same time higher pension costs reduced earnings by 4%.

Operating profit before goodwill amortization in Hygiene Products declined by 12%, of which currency movements accounted for 5 percentage points. The decline in other respects was largely due to lower selling prices. In the consumer tissue segment, lower volumes and somewhat higher energy costs offset the effects of company acquisitions and lower pulp prices. The AFH segment shows higher volumes and higher prices in Europe, but this does not outweigh lower selling prices and higher costs for recovered paper and energy in the North America business group. In Personal Care, the volume growth within the incontinence area remained strong, primarily for mild incontinence products in North America. However, lower volumes for retailers' brand baby diapers and a changed product mix for feminine hygiene products affected earnings in the area adversely. All product segments posted lower earnings and the total business area's operating margin declined by 1 percentage point.

Within Packaging, operating profit before goodwill amortization declined 19% compared with 2002, in which currency movements accounted for 1 percentage point. Higher pension costs, mainly in the UK and the Netherlands, affected earnings negatively by 8 percentage points. In other respects, a changed geographical product mix, lower prices and lower volumes affected earnings adversely. This could not be offset by the effects of completed company acquisitions and lower recycled fiber costs. The business area's operating margin declined by 2 percentage points.

Operating profit before goodwill amortization within Forest Products fell 22%, with currency movements accounting for 19 percentage points. Higher volumes and subsequently higher capacity utilization could not offset lower prices in the publication papers operations. The market for publication paper remained weak. In the sawmill operations, higher prices and the acquisition of Scaninge's sawmill operations contributed to profit improvement. The operating margin for the business area declined by 4 percentage points.

### Earnings after financial items

Earnings after financial items amounted to SEK 6,967 M (8,078; 8,090) . Excluding items affecting comparability earnings were 17% lower than a year earlier. Currency movement had a negative effect of 7 percentage points.

Net financial expense declined by SEK 233 M compared with a year earlier, due mainly to lower interest rates.

### Net earnings and tax expense

Net earnings amounted to SEK 5,075 M (5,693; 5,587), down 11% compared with 2002. Tax expense for the year amounted to SEK 1,861 M (2.341; 2,444), corresponding to a tax rate of 27% (29; 30). The lower tax rate is attributable largely to the effects of items affecting comparability for the year.

Total taxes comprise the current tax expense of SEK 1,870 M (1,656; 2,043) and the change in deferred tax income of SEK 51 M (expense 682; expense 373).

### Key ratios

The return on capital employed was 11% (13; 14). The return on shareholders' equity was 10% (12; 13). Earnings per share after full tax and dilution amounted to SEK 21.84 (24.54; 24.05). The interest coverage ratio was 9.8 (8.9; 6.8).

**NET SALES BY BUSINESS AREA IN 2003**
**(excluding intra-Group deliveries)**



Other 1%
Forest Products 14%
Hygiene Products 50%
Packaging 35%


The Hygiene Products and Packaging business areas combined account for 85% of net sales.

**OPERATING PROFIT BY BUSINESS AREA IN 2003**
**(adjusted for central items)**



Forest Products 19%
Hygiene Products 55%
Packaging 26%


The Hygiene Products and Packaging business areas combined account for 81% of operating profit.

**RETURN ON CAPITAL EMPLOYED AND SHAREHOLDERS' EQUITY**



%
20
15
10
5
0
99
00
01
02
03
Return on capital employed
Return on shareholders' equity


The return on capital employed decreased to 11% (13) and the return on shareholders' equity to 10% (12).

# Balance sheet

## Consolidated

| | | 31 Dec. 2003 | | 31 Dec. 2002 | | 31 Dec. 2001 | |
|---|---|---|---|---|---|---|---|
| | | SEK M | EUR M[1] | SEK M | EUR M[1] | SEK M | EUR M[1] |
| **ASSETS** | | | | | | | |
| **Fixed assets** | | | | | | | |
| ***Intangible assets*** | Note 11 | | | | | | |
| Goodwill | | 14,586 | 1,607 | 16,093 | 1,754 | 16,149 | 1,715 |
| Patents, trademarks and similar | | 897 | 99 | 757 | 83 | 701 | 75 |
| | | 15,483 | 1,706 | 16,850 | 1,837 | 16,850 | 1,790 |
| ***Tangible assets*** | Note 12 | | | | | | |
| Buildings and land | | 24,843 | 2,736 | 21,702 | 2,366 | 21,279 | 2,260 |
| Machinery and equipment | | 34,325 | 3,781 | 35,466 | 3,866 | 34,111 | 3,623 |
| Construction in progress | | 3,234 | 356 | 1,444 | 157 | 1,590 | 169 |
| | | 62,402 | 6,873 | 58,612 | 6,389 | 56,980 | 6,052 |
| ***Financial assets*** | | | | | | | |
| Shares and participations | Note 13 | 658 | 72 | 2,355 | 257 | 2,349 | 249 |
| Capital investment shares | Note 15 | 695 | 77 | 648 | 71 | 1,089 | 116 |
| Interest-bearing receivables | | 2,552 | 281 | 2,830 | 308 | 2,799 | 297 |
| Deferred tax receivables | Note 10 | 157 | 17 | 244 | 27 | 401 | 43 |
| Other long-term receivables | | 84 | 9 | 74 | 6 | 387 | 41 |
| | | 4,146 | 456 | 6,151 | 669 | 7,025 | 746 |
| **Total fixed assets** | | **82,031** | **9,035** | **81,613** | **8,895** | **80,855** | **8,588** |
| **Current assets** | | | | | | | |
| Inventories | Note 16 | 8,098 | 892 | 8,309 | 906 | 7,887 | 838 |
| Accounts receivable | | 10,332 | 1,138 | 10,988 | 1,198 | 10,484 | 1,113 |
| Tax receivables | Note 10 | 655 | 72 | 1,356 | 148 | 1,033 | 110 |
| Other current receivables | Note 17 | 3,795 | 418 | 4,112 | 448 | 3,934 | 418 |
| Short-term investments | | 749 | 82 | 306 | 33 | 406 | 43 |
| Cash and bank balances | | 1,696 | 187 | 2,520 | 275 | 2,189 | 232 |
| **Total current assets** | | **25,325** | **2,789** | **27,591** | **3,008** | **25,933** | **2,754** |
| **TOTAL ASSETS** | | **107,356** | **11,824** | **109,204** | **11,903** | **106,788** | **11,342** |
| **EQUITY, PROVISIONS AND LIABILITIES** | | | | | | | |
| **Shareholders' equity** | Note 19 | | | | | | |
| ***Nondistributable equity*** | | | | | | | |
| *Share capital* | | 2,350 | 259 | 2,322 | 253 | 2,322 | 247 |
| Restricted reserves | | 15,724 | 1,732 | 15,683 | 1,709 | 16,964 | 1,802 |
| | | 18,074 | 1,991 | 18,005 | 1,962 | 19,286 | 2,049 |
| ***Distributable equity*** | | | | | | | |
| Retained earnings | | 26,605 | 2,932 | 24,285 | 2,646 | 21,110 | 2,230 |
| Net earnings for the year | | 5,075 | 557 | 5,693 | 622 | 5,587 | 605 |
| | | 31,680 | 3,489 | 29,978 | 3,268 | 26,697 | 2,835 |
| **Total shareholders' equity** | | **49,754** | **5,480** | **47,983** | **5,230** | **45,983** | **4,884** |
| **Minority interest** | | **751** | **83** | **687** | **75** | **736** | **78** |
| **Provisions** | | | | | | | |
| Provisions for pensions | Note 20 | 2,569 | 283 | 2,596 | 283 | 2,598 | 276 |
| Provisions for taxes | Note 10 | 9,847 | 1,085 | 9,982 | 1,088 | 9,300 | 988 |
| Other provisions | Note 21, 22 | 1,204 | 132 | 2,195 | 239 | 2,972 | 315 |
| **Total provisions** | | **13,620** | **1,500** | **14,773** | **1,610** | **14,870** | **1,579** |
| **Long-term liabilities** | | | | | | | |
| Long-term interest-bearing debt | Note 23 | 15,500 | 1,707 | 12,257 | 1,336 | 8,342 | 887 |
| Other long-term liabilities | Note 24 | 163 | 18 | 348 | 38 | 508 | 54 |
| **Total long-term liabilities** | | **15,663** | **1,725** | **12,605** | **1,374** | **8,850** | **941** |
| **Current liabilities** | | | | | | | |
| Current interest-bearing debt | Note 23 | 9,766 | 1,075 | 15,241 | 1,662 | 19,404 | 2,060 |
| Accounts payable | | 9,280 | 1,022 | 9,236 | 1,006 | 8,365 | 889 |
| Taxes payable | Note 10 | 1,011 | 111 | 1,060 | 116 | 1,540 | 164 |
| Other current liabilities | Note 25 | 7,511 | 828 | 7,619 | 830 | 7,040 | 747 |
| **Total current liabilities** | | **27,568** | **3,036** | **33,156** | **3,614** | **36,349** | **3,860** |
| **TOTAL EQUITY, PROVISIONS AND LIABILITIES** | | **107,356** | **11,824** | **109,204** | **11,903** | **106,788** | **11,342** |
| **Contingent liabilities** | Note 26 | **162** | | **147** | | **124** | |
| **Assets pledged** | Note 27 | **1,811** | | **1,695** | | **791** | |

[1] The year-end exchange rate of 9.08 (9.17; 9.42) was applied in translations to EUR.

# Change in shareholders' equity

| | | Share capital | Other restricted reserves | Distributable equity | Total shareholders' equity |
|---|---|---|---|---|---|
| Shareholders' equity, 31 December 2000 | Note 19 | 2,304 | 15,215 | 22,379 | 39,898 |
| Provision to revaluation reserve | | | 557 | | 557 |
| Translation differences | | | 2,396 | 274 | 2,670 |
| Exchange rate differences on hedging instruments | | | –923 | | –923 |
| Total changes not reported in statement of earnings | | 0 | 2,030 | 274 | 2,304 |
| Transfer between distributable and nondistributable shareholders' equity | | | –253 | 253 | 0 |
| Equity in associated companies | | | –28 | 28 | 0 |
| Net earnings for the year | | | | 5,587 | 5,587 |
| Dividend paid | | | | –1,806 | –1,806 |
| New share issue | | 18 | | | 18 |
| Repurchase of own shares | | | | –18 | –18 |
| **Shareholders' equity, 31 December 2001** | | **2,322** | **16,964** | **26,697** | **45,983** |
| Adjustment of land tax provisions in prior years | | | 117 | | 117 |
| Translation differences | | | –4,385 | 1,477 | –2,908 |
| Exchange rate differences on hedging instruments | | | 1,129 | | 1,129 |
| Total changes not reported in statement of earnings | | 0 | –3,139 | 1,477 | –1,662 |
| Transfer between distributable and nondistributable shareholders' equity | | | 1,733 | –1,733 | 0 |
| Equity in associated companies | | | 125 | –125 | 0 |
| Net earnings for the year | | | | 5,693 | 5,693 |
| Dividend paid | | | | –2,036 | –2,036 |
| Sale of own shares | | | | 5 | 5 |
| **Shareholders' equity, 31 December 2002** | | **2,322** | **15,683** | **29,978** | **47,983** |
| Translation differences | | | –1,841 | –1,104 | –2,945 |
| Exchange rate differences on hedging instruments | | | 1,114 | | 1,114 |
| Total changes not reported in statement of earnings | | 0 | –727 | –1,104 | –1,831 |
| Transfer between distributable and nondistributable shareholders' equity | | | 64 | –64 | 0 |
| Equity in associated companies | | | 9 | –9 | 0 |
| Net earnings for the year | | | | 5,075 | 5,075 |
| Dividend paid | | | | –2,212 | –2,212 |
| Conversion of loans | | 11 | 277 | | 288 |
| Exercise of options | | 17 | 418 | | 435 |
| Sale of own shares | | | | 16 | 16 |
| **Shareholders' equity, 31 December 2003** | | **2,350** | **15,724** | **31,680** | **49,754** |

### Assets and capital employed

The Group's total assets declined somewhat during the year. Much of the decline was attributable to changes in currency rates. Accordingly, translation differences in intangible and tangible fixed assets, for example, affected the total value negatively by SEK 3.7 billion. The net change of the company acquisitions and disposals during the year increased total assets by about SEK 6.0 billion, including goodwill amounting to about SEK 0.9 billion and tangible fixed assets amounting to SEK 4.7 billion. SEK 3.6 billion of the increase in tangible fixed assets is attributable to the consolidation of Scaninge.

Capital expenditures in plant and machinery amounted to SEK 6,851 M (6,346; 4,948). Of these investments, SEK 2,949 M (2,823; 1,469) was strategic in character – major expansion investments and investments related to conversions to new technologies. The remaining amount, SEK 3,902 M (3,523; 3,479), was attributed to current capital expenditures – investments in maintenance. About half of strategic investments relates to the ongoing investment in the tissue area in Alabama in the US.

No large write-downs of assets were made during the year other than on land in Taiwan and shares in Otor totaling SEK 105 M and goodwill totaling SEK 17 M.

Changes in shares and participation are due mainly to the previous associated companies Scaninge and Cenpak now being consolidated as subsidiary and joint venture, respectively, and the divestment of shares in Metsä Tissue.

The value of the Group's net foreign assets amounted at 31 December 2003 to SEK 39,850 M (34,955; 34,241). Capital employed was at the year-earlier level and amounted to SEK 72,810 M (72,569; 70,581). The distribution of capital employed, by currency, is shown in the accompanying table.

**Capital employed, by currency**

| SEK M | 31 Dec. 2003 | % | 31 Dec. 2002 | % | 31 Dec. 2001 | % |
|---|---|---|---|---|---|---|
| EUR | 29,022 | 40 | 29,361 | 40 | 24,595 | 35 |
| SEK | 15,566 | 21 | 14,015 | 19 | 12,341 | 17 |
| USD | 10,966 | 15 | 11,409 | 16 | 14,210 | 20 |
| GBP | 10,208 | 14 | 11,229 | 16 | 12,567 | 18 |
| DKK | 2,387 | 3 | 2,335 | 3 | 2,482 | 4 |
| Other | 4,661 | 7 | 4,220 | 6 | 4,386 | 6 |
| **Total** | **72,810** | **100** | **72,569** | **100** | **70,581** | **100** |

### Financing

As of 31 December 2003, SCA's gross debt amounted to SEK 24,906 M (27,498; 27,746). The average term of SCA's gross debt was 4.9 years at the same date. As of 2003, the effects of derivative transactions are reported gross. This increased short-term investments by SEK 360 M and current interest-bearing liabilities by SEK 106 M. These transactions were reported net in prior years among current interest-bearing liabilities.

Net debt as of 31 December amounted to SEK 22.306 M (23,899; 23,861), a decline of SEK 1,593 M compared with the beginning of the year. The change is due to a negative operating net cash flow of SEK 595 M and the positive effects of currency movements amounting to SEK 2,188 M.

### Shareholders' equity

Shareholders' equity increased by SEK 1,771 M during 2003 and amounted to SEK 49,754 M at year-end. Translation effects in shareholders' equity relate to foreign subsidiaries, which in accordance with SCA's policy were not fully hedged during the year.

### Key ratios

The debt/equity ratio was 0.44 (0.49; 0.51). Including surplus values, the debt/equity ratio was 0.39 (0.43; 0.42). Visible equity ratio was 47% (45).

# Cash-flow statement

## Group

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | SEK M | EUR M* | SEK M | EUR M* | SEK M | EUR M* |
| ***Current operations*** | | | | | | |
| Earnings after financial items | 6,967 | 765 | 8,078 | 883 | 8,090 | 876 |
| Adjusted for items not included in cash flow | 5,100 | 558 | 5,142 | 561 | 5,110 | 553 |
| | 12,067 | 1,323 | 13,220 | 1,444 | 13,200 | 1,429 |
| Taxes paid | –1,151 | –126 | –2,629 | –287 | –1,722 | –186 |
| **Cash flow from current operations before changes in working capital** | **10,916** | **1,197** | **10,591** | **1,157** | **11,478** | **1,243** |
| **Cash flow from changes in working capital** | | | | | | |
| *Change in inventories* | 191 | 21 | –35 | –4 | 506 | 55 |
| Change in current receivables | 743 | 82 | 3,733 | 408 | 1,328 | 144 |
| Change in operating liabilities | –197 | –22 | –2,795 | –305 | 649 | 70 |
| **Cash flow from current operations** | **11,653** | **1,278** | **11,494** | **1,256** | **13,961** | **1,512** |
| **Investment activities** | | | | | | |
| *Acquisition of subsidiaries*[1] | –1,581 | –173 | –4,135 | –451 | –12,005 | –1,300 |
| Divested units[2] | 961 | 105 | 405 | 44 | 19 | 2 |
| Acquisition of tangible and intangible fixed assets[3] | –6,763 | –742 | –4,863 | –531 | –4,948 | –536 |
| Repayment of loans from external parties | 8 | 1 | 1,092 | 119 | 291 | 32 |
| **Cash flow from investment activities** | **–7,375** | **–809** | **–7,501** | **–819** | **–16,643** | **–1,802** |
| **Financing activities** | | | | | | |
| New issue | 435 | 48 | 0 | 0 | 18 | 2 |
| Sale/repurchase of own shares | 16 | 2 | 5 | 1 | –18 | –2 |
| Loans assumed | 0 | 0 | 0 | 0 | 3,624 | 392 |
| Amortization of debt | –3,339 | –367 | –2,112 | –231 | 0 | 0 |
| Securitization | 0 | 0 | 0 | 0 | 1,138 | 123 |
| Dividend paid** | –2,235 | –245 | –2,036 | –223 | –1,806 | –195 |
| **Cash flow from financing activities** | **–5,123** | **–562** | **–4,143** | **–453** | **2,956** | **320** |
| **Cash flow for the year** | **–845** | **–93** | **–150** | **–16** | **274** | **30** |
| Liquid funds at beginning of year | 2,826 | 308 | 2,595 | 275 | 1,942 | 220 |
| Translation differences in liquid funds | –52 | –3 | 381 | 49 | 379 | 25 |
| **Liquid funds at end of the year**[4] | **1,929** | **212** | **2,826** | **308** | **2,595** | **275** |

*In translating to EUR, the average exchange rate of 9.11 (9.16; 9.24) was applied.

**Including dividends to minority interests.

**Supplementary information**

| [1] **Operations acquired, SEK M** | **2003** | **2002** |
|---|---|---|
| Fixed assets | 6,179 | 6,200 |
| Current assets | 1,255 | 3,250 |
| Liquid funds | 317 | 203 |
| Provisions | –1,050 | –729 |
| Net debt excl liquid funds | –3,227 | –2,348 |
| Operating liabilities | –685 | –2,238 |
| Minority interests | –69 | – |
| **Total net assets incl. goodwill** | **2,720** | **4,338** |
| Value in Group as associated companies | –822 | – |
| **Purchase price paid** | **1,898** | **4,338** |
| Liquid funds in acquired companies | –317 | –203 |
| **Effect on Group's liquid funds** | **1,581** | **4,135** |

| [2] **Operations divested, SEK M** | **2003** | **2002** |
|---|---|---|
| Fixed assets | 597 | 6 |
| Current assets | 346 | 328 |
| Liabilities | –266 | –17 |
| Gain/loss on sale | 284 | 88 |
| **Payment received** | **961** | **405** |
| Liquid funds in divested companies | 0 | 0 |
| **Effect on Group liquid funds** | **961** | **405** |

[3] **Investment in tangible fixed assets**

During the year, investment in tangible fixed assets amounted to SEK 6,851 M (6,346), of which SEK 88 M (1,483) were financed through financial leasing contracts.

| [4] **Liquid funds, SEK M** | **2003** | **2002** | **2001** |
|---|---|---|---|
| Cash and bank balances | 1,696 | 2,520 | 2,189 |
| Short-term investments (≤ 3 mos.) | 233 | 306 | 406 |
| ***Total*** | **1,929** | **2,826** | **2,595** |

The Group's total liquidity reserve amounted at year-end to SEK 18,041 M.

| **Interest** | | | |
|---|---|---|---|
| Interest paid | –1,118 | –1,457 | –1,749 |
| Interest received | 280 | 308 | 217 |
| ***Total*** | **–838** | **–1,149** | **–1,532** |

### Cash flow from current operations

The cash flow from current operations amounted to SEK 11,653 M (11,494; 13,961) and accordingly was somewhat higher than in the preceding year. Significantly lower tax payments offset the lower cash flow from business operations.

The connection between Cash flow from current operations and Cash flow from current operations as shown in the operating cash-flow statement is presented below:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Cash flow from current operations** | **11,653** | **11,494** | **13,961** |
| *Less* | | | |
| – Strategic restructuring expenses | 437 | 574 | 767 |
| *Add* | | | |
| – Current capital expenditures, net | –3,902 | –3,523 | –3,479 |
| – Accrued interest | –54 | 75 | 0 |
| **Cash flow from current operations as shown in Operating cash-flow statement** | **8,134** | **8,620** | **11,249** |

### Cash flow from investment activities

Cash flow from investment activities amounts to a negative SEK 7,375 M (neg: 7,501; neg: 16,643). Acquisition costs for subsidiaries, excluding net debt and liquid funds in the acquired companies, amounted to a negative SEK 1,581 M (neg: 4,135; neg: 12,005). Investments in plants amounted to SEK 6,763 M (4,863; 4,948). The increase of SEK 1,900 M is mainly from strategic investments, defined as expansion investments and investments in shifts to new technologies, in which the largest single investment is under way in the tissue operations in Alabama in the US. During 2002 a strategic investment within the publication paper operations of about SEK 1,500 M was concluded, which was financed through leasing and consequently is not included the 2002 outcome with regard to cash flow.

The connection between Cash flow from investment activities and Cash flow from strategic restructuring expenses, investments and divestments as shown in the operating cash-flow statement is presented below:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Cash flow from investment activities** | **–7,375** | **–7,501** | **–16,643** |
| *Less* | | | |
| – Current capital expenditures, net | 3,902 | 3,523 | 3,479 |
| – Repayment of loans from external sources | –8 | –1,092 | –291 |
| *Add* | | | |
| – Strategic restructuring expenses | –437 | –574 | –767 |
| – Net debt excl. liquid funds in acquired companies | –3,227 | –2,348 | –1,281 |
| – Investments financed through leasing | –88 | –1,483 | 0 |
| **Cash flow from strategic restructuring expenses, investments and divestments as shown in Operating cash-flow statement** | **–7,233** | **–9,475** | **–15,503** |

### Cash flow from financing activities

Cash flow from financing activities amounted to a negative SEK 5,123 M (neg. 4,143; pos: 2,956). Employee stock options exercised during the year generated a capital contribution of SEK 435 M at the same time that sales of own shares generated proceeds of SEK 16 M. Dividend paid to shareholders rose by about 10% compared with a year earlier and amounted to SEK 2,235 M.

Net amortization of debt amounted to SEK 3,339 M during the year.

### Cash flow for the year

Cash flow for the year was negative in the amount of SEK 845 M (neg: 150; pos: 274).

The connection between Cash flow for the year and Net cash flow as shown in the Operating cash-flow statement is presented below:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Cash flow for the year** | **–845** | **–150** | **274** |
| *Less* | | | |
| – Repayment of loans from external sources | –8 | –1,092 | –291 |
| – Amortization of debt | 3,339 | 2,112 | – |
| – Loans assumed | – | – | –3 624 |
| – Securitization | – | – | –1 138 |
| *Add* | | | |
| – Net debt in acquired companies | –3,227 | –2,348 | –1,281 |
| – Accrued interest | –54 | 75 | 0 |
| – Investing through financial leasing | –88 | –1,483 | – |
| – Conversion of loan to shareholders' equity | 288 | – | – |
| **Net cash flow as shown in Operating cash-flow statement** | **–595** | **–2,886** | **–6,060** |

Reference is made to the operating cash-flow statement with regards to notes related to cash flow, see page 47.

# Parent Company

## Statement of earnings

| SEK M | | 2003 | 2002 |
|---|---|---|---|
| **Revenues** | | **118** | **98** |
| **Operating expenses** | | | |
| Other external costs | | –173 | –223 |
| Personnel costs | | –167 | –203 |
| Depreciation of tangible and intangible assets | Note 7 | –48 | –44 |
| Other operating expenses | | –77 | –59 |
| **Total operating expenses** | | **–465** | **–529** |
| **OPERATING PROFIT** | | **–347** | **–431** |
| **Financial items** | Note 9 | | |
| Income from shares and participations, Group companies | | 3,641 | 2,184 |
| Earnings from shares and participations in other companies | | –80 | – |
| Interest income and similar profit/loss items | | 315 | 418 |
| Interest expense and similar profit/loss items | | –1,349 | –1,201 |
| **Total financial items** | | **2,527** | **1,401** |
| **EARNINGS AFTER FINANCIAL ITEMS** | | **2,180** | **970** |
| Appropriations | | –55 | –394 |
| Taxes | Note 10 | 404 | 475 |
| **NET EARNINGS FOR THE YEAR** | | **2,529** | **1,051** |

## Cash-flow statement

| SEK M | 2003 | 2002 |
|---|---|---|
| **Current operations** | | |
| Earnings after financial items | 2,180 | 970 |
| Adjusted for items not included in cash flow | –57 | 262 |
| | 2,123 | 1,232 |
| Taxes paid[1] | –67 | –564 |
| **Cash flow from current operations before changes in working capital** | **2,056** | **668** |
| **Cash flow from changes in working capital** | | |
| Change in current receivables | 932 | 967 |
| Change in operating liabilities | –192 | –124 |
| **Cash flow from current operations** | **2,796** | **1,511** |
| **Investment activities** | | |
| Acquisition of, contribution to subsidiaries | 0 | –18,250 |
| Acquisition of tangible and intangible fixed assets | –70 | –69 |
| Sales of equipment | 5 | – |
| Repayment if loans from external sources | 1,018 | – |
| **Cash flow from investment activities** | **953** | **–18,319** |
| **Financing activities** | | |
| New issue | 435 | – |
| Sale/repurchase of own shares | 16 | 7 |
| Loans assumed | 0 | 18,818 |
| Amortization of debt | –1,987 | – |
| Dividend paid | –2,212 | –2,016 |
| **Cash flow from financing activities** | **–3,748** | **16,809** |
| **Cash flow for the year** | **1** | **1** |
| Liquid funds at beginning of year | 3 | 2 |
| **Liquid funds at end of the year** | **4** | **3** |

[1] The Parent Company is included in the Group's tax equalization system and pays most of the Group's total Swedish taxes. As of 2003, only payments to the tax authority is reported as taxes paid. The balance of holdings between the Parent Company and the Swedish subsidiaries with regard to taxes is reported in Changes in operating receivables and/or operating liabilities. The comparable figures for 2002 were adjusted to reflect this change.

## Balance sheet

| SEK M | | 31 Dec. 2003 | 31 Dec. 2002 |
|---|---|---|---|
| **ASSETS** | | | |
| **Fixed assets** | | | |
| ***Intangible assets*** | | | |
| Capitalized development expenditures | Note 11 | 30 | 21 |
| | | 30 | 21 |
| ***Tangible assets*** | Note 12 | | |
| Buildings and land | | 6,013 | 6,005 |
| Machinery and equipment | | 2 | 4 |
| | | 6,015 | 6,009 |
| ***Financial assets*** | | | |
| Shares and participations | Note 13 | 50,558 | 50,610 |
| Interest-bearing receivables | | 47 | 300 |
| | | 50,605 | 50,910 |
| **Total fixed assets** | | **56,650** | **56,940** |
| **Current assets** | | | |
| Receivables from subsidiaries | | 1,740 | 2,830 |
| Other current receivables | Note 17 | 107 | 201 |
| Cash and bank balances | | 4 | 3 |
| **Total current assets** | | **1,851** | **3,034** |
| **TOTAL ASSETS** | | **58,501** | **59,974** |

| SEK M | | 31 Dec. 2003 | 31 Dec. 2002 |
|---|---|---|---|
| **EQUITY, PROVISIONS AND LIABILITIES** | | | |
| **Shareholders' equity** | Note 19 | **25,110** | **24,054** |
| **Untaxed reserves** | Note 18 | 825 | 770 |
| **Provisions** | | | |
| Provisions for taxes | Note 10 | 1,357 | 1,357 |
| Provisions for pensions | | 237 | 245 |
| **Total provisions** | | **1,594** | **1,602** |
| **Long-term liabilities** | | | |
| Long-term interest-bearing debt | | 154 | 467 |
| Other long-term liabilities | | 2 | 2 |
| **Total long-term liabilities** | | **156** | **469** |
| **Current liabilities** | | | |
| Current interest-bearing debt | | 0 | 1,320 |
| Owed to subsidiaries | | 30,699 | 31,569 |
| Accounts payable | | 34 | 18 |
| Taxes payable | Note 10 | 19 | 26 |
| Other current liabilities | Note 25 | 64 | 146 |
| **Total liabilities** | | **30,816** | **33,079** |
| **TOTAL EQUITY, PROVISIONS AND LIABILITIES** | | **58,501** | **59,974** |
| **Contingent liabilities** | Note 26 | 19,001 | 21,069 |
| **Assets pledged** | Note 27 | 538 | 539 |

## Change in shareholders' equity

| SEK M | | Share capital | Share premium reserve | Legal reserve | Write-up reserve | Distributable reserves | Total equity |
|---|---|---|---|---|---|---|---|
| Shareholders' equity, 31 December 2001 | Note 19 | 2,322 | 6,134 | 451 | 1,363 | 14,748 | 25,018 |
| Group contributions | | | | | | –6 | –6 |
| Total changes not reported statement of earnings | | 0 | 0 | 0 | 0 | –6 | –6 |
| Net earnings for the year | | | | | | 1,051 | 1,051 |
| Dividend paid | | | | | | –2,016 | –2,016 |
| Repurchase of own shares | | | | | | 7 | 7 |
| **Shareholders' equity, 31 December 2002** | | **2,322** | **6,134** | **451** | **1,363** | **13,784** | **24,054** |
| Group contributions | | | | | | | 0 |
| Total changes not reported statement of earnings | | 0 | 0 | 0 | 0 | 0 | 0 |
| Net earnings for the year | | | | | | 2,529 | 2,529 |
| Dividend paid | | | | | | –2,212 | –2,212 |
| Conversion of loans | | 11 | 277 | | | | 288 |
| Exercise of options | | 17 | 418 | | | | 435 |
| Sale of own shares | | | | | | 16 | 16 |
| **Shareholders' equity, 31 December 2003** | | **2,350** | **6,829** | **451** | **1,363** | **14,117** | **25,110** |

# Notes to the financial statements

The Parent Company's statement of earnings, balance sheet and cash-flow statement are shown in condensed form on page 54–55.

The following notes pertain to the financial statements of the Parent Company and the SCA Group.

## NOTE 1 Accounting principles

### BASIS FOR REPORTING

The SCA Group financial statements are prepared in accordance with the Annual Accounts Act and the Swedish Financial Accounting Standards Council's recommendations.

During 2003, adjustment was made to the new recommendations RR 22 Presentation of Financial Statements, RR24 Investment Property, RR25 Segment Reporting, RR26 Events After the Balance Sheet Date, RR 27 Financial Instruments-Recognition and Measurement and RR28 Accounting for Government Grants and Disclosure of Government Assistance as well as the changes made in RR2:02 regarding reporting of inventories. SCA has been applying the international accounting recommendation IAS 19 Employee Benefits, and accordingly already applies the accounting principles as a result of RR 29 Employee Benefits. None of the implemented recommendations has resulted in any change in the values reported in prior years. In other respects, the accounting principles are unchanged compared with the preceding year.

SCA values its assets and liabilities at acquisition cost unless stated otherwise below.

### USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period as well as other information disclosed. Actual results could differ from those estimates.

### CONSOLIDATED ACCOUNTS

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries, in accordance with the definitions in the Swedish Annual Accounts Act.

#### Subsidiaries

All companies in which the Group holds or controls more than 50% of the votes, or in which the Group through agreement solely exercises decisive influence, are consolidated as subsidiaries. Subsidiaries are consolidated from the date the Group has control over the company and divested subsidiaries are included in the consolidated accounts to the date the Group still controls the company. To attain a uniform reporting within the Group, the subsidiaries align their reporting to agree with the Group's accounting principles when reporting.

The consolidated accounts have been prepared in accordance with the purchase method. The shareholders' equity in acquired subsidiaries is determined on the basis of a market valuation of assets and liabilities at the time of acquisition (a so-called purchase analysis). In those instances in which the market valuation of assets and liabilities results in different values than the acquired company's book values, these values constitute the Group's acquisition cost. If the acquisition cost of shares in the subsidiaries at the date of acquisition exceeds the calculated value of net assets the difference is reported as consolidated goodwill. If the acquisition value is less than the net value of assets the difference is reported as negative goodwill in consolidation.

If necessary, at the time of the purchase analysis an allocation is made to a provision for future costs of reorganization and personnel reductions in the acquired company in accordance with the rules in RR 16 for provisions.

The effects of all intra-Group transactions, such as revenues, costs, receivables and liabilities as well as unrealized earnings and Group contributions have been eliminated.

#### Associated companies

An associated company is a company in which the Group exercises considerable influence without the partly owned company being a subsidiary or joint venture. Normally, this means that the Group owns between 20% and 50% of the votes. Accounting for associated companies is according to the equity method.

In the consolidated statement of earnings, SCA's share in earnings of associated companies is reported on two levels:

- The Group's share in earnings after financial items is included in consolidated operating profit.
- The share in income tax expenses at associated companies, is included in the consolidated income tax expense.

The Group's share in earnings of an associated company is computed on the basis of SCA's equity portion in that particular associated company.

In the consolidated balance sheet, shares in associated companies are reported separately under Shares and participations. The book value of the shareholdings changes to reflect SCA's share in net earnings of the respective companies, reduced by dividends received and amortization of goodwill. Nondistributed earnings of associated companies are included under nondistributable equity.

... accumulated losses exceeds the acquisition value of

Unrealized internal gains are eliminated against the share of gains accruing to the Group.

#### Joint-venture companies

Joint-venture companies are defined as companies in which SCA jointly with another partner through agreement has a joint decisive influence over operations. Joint venture companies are reported in accordance with the proportional consolidation method.

In applying the proportional consolidation method, the Group's percentage share of all statements of earnings and balance sheet items are included in the SCA Group's statement of earnings and balance sheet.

#### Translation of foreign subsidiary accounts

The balance sheets and statement of earnings of foreign subsidiaries are translated in accordance with the current method. The assets and liabilities in foreign subsidiaries are translated at the year-end exchange rates. All items in the statement of earnings are translated at the average exchange rate for the year. The translation differences that arise, as well as the translation differences on the financial instruments held to currency hedge these assets, are charged directly to consolidated shareholders' equity.

The financial statements of companies in highly inflationary countries or countries with other economic instability are translated first to the region's functional currency (normally USD or EUR) according to the monetary method. Any exchange rate differences that arise are reported in the statement of earnings. Thereafter, the translation is carried out to the reporting currency applying the current method. The acquisition value of nonmonetary assets is reported in the functional currency in the region (USD or EUR) at the currency rate prevailing at the time of acquisition.

#### Minority interest

Minority interest in the consolidated statement of earnings is reported as a share in net earnings as a separate item after tax expenses for the year. Minority interest in net assets in the subsidiaries is reported as a separate item in the balance sheet, outside the Group's shareholders' equity.

### REPORTING OF REVENUES

Sales of goods are reported at delivery of products to customers, in accordance with the terms of sale. Sales are reported net after VAT, discounts and exchange differences for sales in foreign currencies. Internal sales are eliminated in consolidation.

Other revenues earned are reported as income in accordance with the following:

Rental revenues – in the period covered by the lease.
Royalties and similar items – in accordance with the implied financial effect of the current contract.
Interest income – in accordance with the effective return.
Dividends received – when the right to receive the dividend is assessed as definite.

### TANGIBLE ASSETS

Tangible assets acquired by Group companies are reported at acquisition cost after deducting accumulated depreciation according to plan and any write-downs. Forest assets are not systematically depreciated nor is any change in value applied at felling. Collective revaluation of forest assets does occur. Assets in acquired companies are reported at market value at the acquisition date after deducting accumulated depreciation according to plan on such assets.

Unlike acquisition values for other capital expenditures, acquisition costs for property and plant related to major projects shall also include funds appropriated for start-up and commissioning work and for interest expenses during the construction and assembly period.

All expenditures for ongoing new investments are capitalized.

The acquisition value, or the restated value, is depreciated straight line over the expected useful period down to the assets calculated residual value.

Land is considered to have an endless useful period and accordingly is not depreciated. Other tangible assets are estimated to have the following useful periods:

| | Number of years |
|---|---|
| Pulp and paper mills, sawmills | 10–20 years |
| Converting machines, other machinery | 10–15 years |
| Tools | 3–10 years |
| Vehicles | 4–5 years |
| Buildings | 15–50 years |
| Energy plants | 15–30 years |
| Computers | 3–5 years |
| Office equipment | 5–10 years |

The reported value of the Group's fixed assets is checked continually. When there is an indication than asset has declined in value, an assessment is made of the asset's reported value, including goodwill. In cases in which the reported value exceeds its calculated replacement value, the asset is written down to its replacement value. The replacement value is the highest of the net sales value and the useful value. Assessment of replacement value is carried out partly in each company and partly by cash generating unit.

The net sales value is defined as the most probably price at sales on a normally functioning market, after deduction for selling expenses. Useful value is defined as the current value of the estimated future cash flows that are expected by using the asset and the calculated residual value at the end of the useful period.

Useful value is normally measured applying the DCF model, which requires that assumptions be made regarding the discount rate, future cash flow and the expenditures necessary to create the estimated cash flows.

Previously reported writedowns are recovered if the replacement value is assessed to exceed the book value. However, recovery is not in an amount greater than the book value amounts to what it would have been if writedowns had not been reported in prior years.

## INTANGIBLE ASSETS

### Goodwill

Goodwill is the value by which the acquired price exceeds the market value of the net assets that the Group acquired in conjunction with a company acquisition or net assets purchase. Goodwill that arises at acquisition of associated companies is included in the reported value of the associated company.

Goodwill is amortized straight-line during the estimated useful life of the asset. Goodwill attributable to strategic acquisitions is estimated to have a useful life of 20 years. All acquisitions in recent years are included in this acquisition category.

Negative goodwill arises if the market value of the acquired net assets exceeds the acquisition price. Negative goodwill is reported in provisions in the balance sheet. If the negative goodwill is attributable to expected losses in the acquired operations, the negative goodwill is eliminated in the statement of earnings in pace with these losses occurring.

Negative goodwill, which does not exceed the actual value of the acquired non-monetary assets, is reported in the statement of earnings during the remaining, average useful live of these non-monetary assets. Any additional negative goodwill is reported immediately in the statement of earnings.

### Research and development

Expenditures for research are expensed when incurred. In cases in which it is difficult to separate the research phase from the development phase in a project, the entire project is treated as research and is expensed immediately. Identifiable expenditures for development of new products and processes are capitalized to the extent that they are expected to generate future economic benefits. In other cases, development costs are expensed as incurred. Capitalized expenditures are depreciated straight-line from the time when the asset started to be used or produced commercially and during the estimated useful period of the asset. The depreciation period is 5–10 years.

### Other intangible assets

Intangible assets include patents, trademarks and licenses. At acquisition of such assets, the acquisition values are reported as assets, which are amortized straight-line during the estimated useful life, which varies between 3–20 years.

## LEASING

Leasing contracts for fixed assets in which the Group in all significant respects carries the same risks and gains the same benefits as with direct ownership is classified as financial leasing. The leased asset is reported as fixed assets and the corresponding financial liability is reported among interest-bearing liabilities. The initial value of these items is the lowest of market value of the assets or the present value of the leasing payments. Future leasing payments are divided between amortization of debt and financial costs, so that each reporting period is charged with an interest amount corresponding to a fixed interest rate on the reported liability during each period. The leased asset is depreciated in accordance with the same principles that apply to other assets of the same type. If it is not certain that the assets will be acquired at the end of the leasing period, the asset is depreciated during the period of the lease, if this is shorter than the useful period that applies for the same type of asset.

Leasing of fixed assets in which the lessor in all significant respects remains the owner of the asset is classified as operational leasing. Leasing fees are expensed straight-line during the leasing period. Leasing of cars is normally defined as operational. The value of these leases is considered to be immaterial.

In the Parent Company, all leasing contracts are reported, regardless of whether they are operational or financial, as rental contracts.

## INVENTORIES

Inventories consist of finished and semi-finished goods, raw materials, fuels, warehouse supplies and felling rights. These are valued at the lower of the acquisition value or net market value (actual value) at the closing date. The acquisition value is calculated in accordance with the first-in, first-out principle or weighted average prices. The acquisition value of goods produced for and held separate for a specific project is determined based on the specific costs than can be attributed to each item of goods. Production costs include raw materials, direct labor, other direct costs and production-related overheads, based on normal production. Interest is not included in the inventory values.

Felling rights are calculated at contract prices that, on average, do not exceed the lowest of actual value and the acquisition value.

## SHAREHOLDERS' EQUITY

Expenditures for purchase of own shares (treasury stock) reduce distributable shareholders' equity in the parent company and the Group. When these shares are sold, the sales proceeds are included in shareholders' equity's distributable funds.

## RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES

In the consolidated financial statements, receivables and liabilities in foreign currencies are valued using exchange rates at the closing date. Gains and losses on current receivables and operating liabilities are netted and included in operating profit. Gains and losses on financial receivables and liabilities are reported as other financial items.

## FINANCIAL INSTRUMENTS AND SECURITIES HOLDINGS

Financial instruments reported in the balance sheet include liquid funds, securities, other financial receivables, accounts receivables, accounts payable, leasing undertakings and loan liabilities.

The market value of financial instruments is based on current market listings at year-end. Market rates and an estimate of SCA's risk premium are applied to calculate the market value of long-term loans. The market value of other financial instruments, mainly short-term loans and investments in which the market value is not given, is considered to correspond to the book value.

### Accounts receivable

Doubtful accounts receivable are reported in the amount which, after a careful assessment, is deemed likely to be paid.

### Securities and financial receivables

Securities intended to be held long term are reported at acquisition value and write-downs are accrued if sustained value declines are noted.

The Group's short-term holdings are reported at acquisition value, which mainly corresponds to market value.

All transactions are reported as of the payment date.

### Loan liabilities

Loan liabilities are reported initially at the amount received, net, after deductions for transaction costs. If this differs from the amount to be paid at maturity, the difference is accrued over the term of the loan.

All transactions are reported at the transaction date.

### Derivative instruments

The Group uses derivative instruments to cover risks of currency movements and to hedge its exposure to interest risks.

Hedge accounting requires that the hedge undertaking has a specified purpose as a hedge, that it has a distinct connection to the hedged item and that the hedging effectively protects the hedged position. Transactions that do not fulfill these requirements are marked to market and the revaluation is recognized as income immediately.

As of 2003, SCA reports deferred income and costs from derivative transactions in the balance sheet. In prior years, these were reported net.

### Transaction exposure

Accounts receivable and accounts payable in foreign currencies are valued at the closing-date rates. Currency hedging transactions pertaining to the future flows of foreign currencies affect earnings in pace with the hedged receivables and payables being reported in the balance sheet. Accordingly, hedging transactions are valued at the closing-rate and the revaluation is reported in operating earnings.

### Energy hedging

Financial contracts pertaining to price hedging of energy are recognized at spot prices and recognized as income in pace with the supplier invoices pertaining to the hedged deliveries being reported in the balance sheet.

### Hedging of financial receivables and liabilities in foreign currencies

Currency derivatives for hedging of financial receivables and liabilities in foreign currencies are valued at the closing-date rate. The currency result is reported as Other financial income and/or expense. The interest portion is accrued over the term of the contract and affects consolidated net interest.

### Hedging of the Group's fixed interest

Results from interest derivatives that are linked to the Group's gross debt and are reported as interest expense. The interest difference is accrued over the term of the contract.

### Hedging of shareholders' equity in foreign investments

SCA hedges to a certain extent investments in foreign net assets including goodwill. The rate is hedged through assuming currency loans and through forward contracts. These are valued at the exchange rate at the closing date. Currency rate differences on hedging transactions are eliminated in the statement of earnings and transferred similar to differences from translation of net assets directly to shareholders' equity in the balance sheet. The interest portion in the transactions is accrued of the term of the contract and affects consolidated net interest.

### Discontinued hedging transactions

Any gains/losses from hedging transactions discontinued or loans repaid in advance are recognized in income immediately.

### SECURITIZATION

Securitization of accounts receivables occurs. Receivables sold reduce reported accounts receivable. The difference between sold, outstanding accounts receivables and what is received from the financer for them is reported among other operating receivables.

### TAXES

The Group's income tax comprise taxes on the reported profits of Group companies during the reporting period and adjustments regarding tax for prior periods, share of taxes in associated companies and changes in deferred taxes.

Deferred tax is calculated and reported in accordance with the so-called balance sheet method. In accordance with this method, deferred tax is calculated based on the difference between the tax base and the reported value of assets and liabilities. Temporary differences arise mainly through depreciation of fixed assets, write-ups of forest properties, provisions to pensions and other undertakings as well as in relation to loss carryforwards. In company acquisitions, temporary difference arises on the difference between consolidated values of the assets and liabilities and their taxable value.

Valuations are at the tax rate prevailing at the closing date. Deferred tax receivables related to loss carryforwards are reported to the extent that it is probable that the deduction can be made against future taxable profit.

Accordingly, related tax effects for items reported in the statement of earnings are also reported in the statement of earnings. For items reported in shareholders' equity, related tax effects are reported in shareholders' equity.

Deferred tax liabilities pertaining to temporary differences that are attributable to investments in subsidiaries, associated companies and participations in joint ventures are not reported in SCA's consolidated financial statements when SCA AB in all cases can control the time of reversal of the temporary differences and it is not considered probable that a reversal will occur in the near future.

Due to the connection between accounting and taxation, the deferred tax liability on untaxed reserves of the Parent Company is reported in the year-end accounts as part of the untaxed reserves.

### EMPLOYEE BENEFITS
#### Pensions

Pension liabilities are calculated in accordance with the Financial Accounting Standard Council's recommendation RR 29 Employee benefits, mandatory from 2004. This standard is in compliance with the applicable international accounting recommendation (IAS 19, Employee Benefits) that SCA has applied since 1999. Accordingly, the calculation of pension liabilities takes into account such factors as anticipated future wage increases and inflation.

There are a number of defined-contribution and defined-benefit pension plans in the Group, of which certain plans with assets in separate foundations or similar institutions. The pension plans are financed mainly through payments from each Group company and the employees. Independent actuaries calculate the sizes of the obligations each plan has and revalues the obligations of the pension plans each year.

With regard to defined-benefit plans, the pension costs is estimated using the so-called Projected Unit Credit method in a way that distributes the costs over the employee's working life. These obligations are valued at the present value of the expected future payments using a discounting interest rate corresponding to the interest rate on first-class corporate bonds or government bonds with a remaining term that is approximately the same as the actual pension obligation. The pension obligation for funded plans is reported net in SCA's consolidated balance sheet after deduction of the plan's management assets. Funded plans with net assets, that is, assets exceeding obligations, are reported as financial fixed assets. Actuarial gains and losses, outside the so-called 10% corridor, are distributed over the employee's average, remaining estimated period of employment, currently about 11 years.

The Group's payments to defined-contribution plans are reported as costs in the period when the employee performed the services to which the fee relates.

### Employee stock option program

The costs for all employee stock option programs are reported in the statement of earnings as personnel expenses for the period when the options are exercised. The costs for social fees in conjunction with exercise have been hedged with regard to a rise in the price of the SCA share.

### PROVISIONS

Provisions are reported when the Group has, or can be considered to have, an obligation as the result of events that have occurred and it is probable that payments will be demanded to fulfill the obligation. In addition, a condition is that it is possible to make a reliable estimate of the amount that should be paid.

Provisions for restructuring measures are made when a detailed, formal plan of measures exists and well-established expectations have been created for those who will be affected by the measures.

Costs for discontinuing an operation and restoration of an area are capitalized in the respective facilities value and depreciated. The capitalized amount is the discounted present value of the expected future fees for restoration.

Costs for environmental actions related to prior operations and which do not contribute to current or future revenues are expensed when it is probable that payment liability arises and the amount can be estimated with reasonable precision.

### SEGMENT REPORTING

Operating sectors contain products that are subject to risks and returns that differ from other operating sectors. Geographical markets involve products within a special economic environment that are subject to risks and returns that differ from the risks and the return applicable to units that are active in other economic environments. Operating sectors are classified as primary segments and geographical as secondary.

### LIQUID FUNDS

Liquid funds are defined as cash and bank balances as well as short-term investments with maturity not exceeding three months.

### GOVERNMENT GRANTS AND ASSISTANCE

Government grants are reported at fair value when there is reasonable assurance that the Group will comply with the conditions attached to it and that the grant will be received.

Government grants related to the purchase of assets are reported in the balance sheet through the value of the grant being deducted from the book value of the asset.

Government grants related to expenses are reported as prepaid income and expensed in pace with the costs for which the government grant is intended to offset are incurred. In those cases in which the government grant is not related to the purchase of assets or to offset costs, the grant is reported as other income.

## NOTE 2 Financial risk management

SCA's financial activities are centralized to capitalize on the economies of scale and synergy effects and to minimize operational risks. Financial activities are coordinated by the two subsidiaries AB SCA Finans and SCA Coordination Center N.V. These companies are responsible for the Group's borrowing, currency and interest-rate risk management and act as internal banks for the Group's financial transactions. As well as ensuring that the Group has satisfactory financing, financial transactions are conducted with the aim of limiting the Group's financial risks and the Group's energy-price risks.

The Group's financial policy, which is established by the SCA Group's Board of Directors, constitutes a framework of guidelines and rules for the management of financial risks and financial activities in general. The policy is the subject of regular review, at least once a year. The Group's financial risks are continuously compiled and followed up to ensure compliance with the financial policy. Each business area also has its own financial policy formed in compliance with the SCA Group's general policy.

### Goals and policy for risk management

Currency risk

*Transaction exposure*

The Group's units have export revenues and import costs in a large number of currencies. As a result, the SCA Group is exposed to currency fluctuations. This currency risk is called transaction exposure and impacts the Group's operating profit. SCA applies a decentralized approach for the management of the Group's transaction exposure, meaning that each business area selects an appropriate policy for its subsidiaries within the centrally established framework. A minimum requirement, however, is that booked accounts receivable and accounts payable are hedged. Centrally, it is possible to deviate from the subsidiaries' positions within established risk limits within a mandate that results in total hedging of transaction exposure for the Group of between 0 and 18 months.

*Translation exposure*

SCA reports its earnings and balance sheet in SEK. Most of the Group's subsidiaries report in currencies other than SEK, which means that SCA's consolidated earnings and shareholders' equity are exposed to exchange-rate fluctuations. This currency risk is called translation exposure. Expected future earnings from foreign subsidiaries are not normally hedged. For translation exposure of shareholders' equity in foreign subsidiaries, it is SCA's policy to hedge such a proportion that the Group's consolidated debt/equity ratio is not affected by exchange-rate fluctuations. This is achieved by the capital employed being financed by a certain proportion of loans and currency derivatives in corresponding currencies. The optimal degree of matching depends on the current consolidated debt/equity ratio and prevailing exchange rates. At the same time, from a tax viewpoint, consideration is taken of a suitable capital structure for different countries, which means that the debt/equity ratio in various countries normally deviates from the Group's consolidated debt/equity ratio.

Interest-rate risks

Interest-rate fluctuations have a direct impact on SCA's consolidated earnings due to changes in financial net, but there is also an indirect effect as a result of the impact of interest levels on the economy as a whole. It is SCA's understanding that floating rate result in lower borrowing costs over time and it is therefore SCA's policy to normally maintain a short interest rate adjustment term. Management of the Group's interest-rate exposure is centralized, whereby the central treasury organization is responsible for identifying and managing this exposure. The average interest-rate adjustment term by currency shall be between three and fifteen months.

Energy price risks

As a result of its energy-intensive operations, the SCA Group is exposed to risks related to price changes for energy, particularly gas and electricity.

In cases where the energy price risk is not hedged, price changes in the energy market will have direct impact on the Group's operating profit. SCA's energy policy aims to offset undesired effects on operating profit as a result of changes in energy prices.

Refinancing risks and liquidity

Through its relatively capital-intensive operations and chosen capital structure, SCA has considerable nominal borrowings to manage. Refinancing risk pertains to the risk that SCA could be unable to meet its payment commitments as a result of insufficient liquidity or difficulty in raising external loans.

SCA applies a centralized approach to the Group's financing, which means that external borrowing shall be conducted through AB SCA Finans and SCA Coordination Center. In practice, however, it is difficult for a company of SCA's structure and geographic spread to fully comply with this. Accordingly, there are also loans in other subsidiaries, such as liabilities in acquired companies, financial leases and overdraft facilities or loans in countries in which regulations and taxes make central financing impossible or uneconomical.

SCA limits its refinancing risk by having a good distribution and length of its gross debt. In accordance with SCA's policy, the gross debt's average term must always exceed three years. This rule also includes committed lines of credit to cover short-term borrowing. In addition, financial readiness must be maintained in the form of a liquidity reserve comprising centrally available liquid funds and committed credit lines amounting to not less than 10% of the Group's forecast annual sales.

Liquidity in the Group is concentrated with the central treasury function or in local cash pools. Since the Group is a net borrower, surplus liquidity must be used to amortize external liabilities.

Credit risk

*Financial credit risk*

Financial risk management involves exposure to credit risks. This exposure arises in the investment of surplus liquidity, but in SCA's case, particularly through the receivables from banks and other counterparties, which occur through derivative instruments. SCA's financial policy contains a special counterparty regulation by which maximum credit exposure for various counterparties is stipulated. One goal is that counterparties must have minimum credit rating of A minus from Standard & Poor's or Moody's.

*Customer credit risk*

The risk that the Group's customers will not fulfill their commitments, that is, that SCA will not receive payment on its receivables, represents a customer credit risk. SCA applies customer-credit control by which information about the customer's financial position is retrieved from various credit ratings companies. In the Hygiene Products' business area, the risk of credit losses is restricted through the credit insurance of major receivables. Packaging and Forest products do not use external customer credit insurance.

### Risk management during the year

Translation exposure

The capital employed in foreign currencies amounted to SEK 57,244 M at 31 December 2003. After deduction of the net debt in foreign currency, shareholders' equity in foreign currency totaled SEK 39,850 M. The currency distribution is presented in the table below.

At 31 December 2003, capital employed was financed by SEK 21,643 M in foreign currency, corresponding to a total matching level of 38%. This matching is achieved through existing net debt in the foreign companies and through hedging transactions conducted by the central financing companies.

**Translation exposure at 31 December 2003**

| Currency | Capital employed | Net debt | Financing | Net assets | Hedging of net assets |
|---|---|---|---|---|---|
| CHF | 529 | 294 | 56% | 234 | 0 |
| DKK | 2,387 | 1,873 | 78% | 514 | 0 |
| GBP | 10,208 | 3,561 | 35% | 6,647 | 0 |
| EUR | 29,022 | 5,848 | 21% | 25,052 | 8% |
| USD | 10,966 | 9,273 | 85% | 4,008 | 58% |
| Other | 4,132 | 794 | 18% | 3,395 | 2% |
| **Total** | **57,244** | **21,643** | **38%** | **39,850** | **11%** |
| SEK | 15,566 | 663 | | 10,654 | |
| **TOTAL** | **72,810** | **22,306** | | **50,504** | |

The degree of hedging of the foreign shareholders' equity amounted to 11% at year-end. During the year, the North American operations were largely financed in USD, while a correspondingly lower degree of matching was applied in EUR.

Hedging of shareholders' equity is achieved using currency forwards and currency loans. The hedging transactions are valued at the year-end rate and the exchange-rate result is booked against the Group's shareholders' equity, while the interest or forward rate difference is distributed over the term of the contract and affects the Group's net financial items. In total during the year, hedging positions resulted in a positive effect on shareholders' equity of SEK 1,114 M. The derivatives that are attributable to hedging of shareholders' equity in foreign currency amounted nominally to SEK 4,249 M at year-end. The market value of these positions amounted to SEK 134 M at year-end and increased the shareholders' equity for the year, and will be realized during the first quarter of 2004.



>>>

**NOTE 2 Financial risk management,** *(cont.)*

Long-term currency sensitivity

The distribution of the Group's net sales and operating expenses in various currencies shows the Group's long-term currency sensitivity.

**Net sales and operating costs by currency**

| | Sales | Expenses |
|---|---|---|
| EUR | 53% | 49% |
| GBP | 13% | 11% |
| SEK | 6% | 15% |
| USD | 15% | 17% |
| DKK | 4% | 3% |
| NOK | 2% | 1% |
| Other | 7% | 4% |
| **Total** | **100%** | **100%** |
| Foreign currency share | 94% | 85% |

**Hedging of anticipated future transactions**

Transaction exposure

The anticipated commercial currency flow after net calculation of counterflows in the same currencies, transaction exposure, amounts to SEK 8,292 M on a 12-month basis. The most important individual currency relations are SEK against EUR and GBP, see table below.

| Currency | Flow, SEK M/year | Total hedged volume 31 Dec. 2003 | Number of hedged months |
|---|---|---|---|
| EUR | 3,140 | 1,610 | 6.2 |
| GBP | 2,419 | 657 | 3.3 |
| DKK | 543 | 188 | 4.2 |
| USD | 195 | 160 | 9.9 |
| Other | 1,995 | 299 | 1.8 |
| SEK | –8,292 | –2,914 | 4.2 |

The above flows are expected to occur consistently over time, that is one-twelfth per month. Outstanding hedging positions are mainly currency forwards. Total outstanding hedging contracts at 31 December amounted nominally to SEK 4,527 M, with a market value amounting to SEK 17 M, of which SEK 14 M pertains to hedging of accounts receivables and accounts payable and affects 2003 operating profit. The forward transactions that affected 2003 operating profit will be realized in the first quarter of 2004, while the remaining hedging positions, are largely attributable to the second quarter. During the year hedging position had a total positive effect on consolidated operating profit of SEK 254 M.

During the year, flows representing a maximum of 7.3 months and a minimum of 3.9 months were hedged against SEK. At year-end, 4.2 months were hedged.

*Energy hedging*

Each year, SCA purchases about 5 TWh of electricity, which corresponded in 2003 to a cost of about SEK 2,200 M, and about 12 TWh of natural gas at a value of about SEK 1,800 M. The majority of these energy supplies relate to supply contracts with price fixing of up to a year. In energy markets with liquid spot trading and well-developed derivative trading, SCA also uses financial instruments for price hedging. SCA currently uses financial instruments in the Swedish electricity market and the natural gas market in the US.

At year-end, SCA had 1.5 TWh of electricity derivatives outstanding, with a market-valued loss of SEK 82 M. SEK 49 M was charged against earnings in 2003, while the balance of SEK 33 M pertains to 2004. The outstanding futures transactions will be realized in 2004 and 2005.

Refinancing risks and liquidity

At 31 December 2003, the interest-bearing gross debt amounted to SEK 24,906 M. After additions for net provisions for pensions and deductions for liquid funds, interest-bearing receivables, accrued interest expense and capital-investment shares, the net debt was SEK 22,306 M.

At 31 December, the subsidiaries' external debts in relation to the Group's consolidated gross debt amounted to 28%. The subsidiaries' share of the total consolidated gross debt increased by 7 percentage points during the year. The increase is mainly attributable to SCA's acquisition of outstanding shares in Scaninge in December 2003, after which that company's external debts of SEK 2,100 M were consolidated. Scaninge's external debts were repaid, however, in January 2004, and refinanced externally through the SCA Coordination Center, resulting in the subsidiaries' borrowing was reduced by the corresponding amount.

SCA's financing is partly secured through medium-term credit facilities syndicated among first-rate banks. With these as protection against refinancing risks, SCA uses short-term borrowing under market programs to the extent that this provides a lower financing cost than drowings under the credit facilities.

SCA's loan documentation lack covenants that give lenders the possibility to terminate loans or adjust the interest rate as a direct result of changes in SCA's financial key ratios or credit rating.

The interest-bearing gross debt's weighted average term amounted to 4.9 years at year-end. For this, SEK 9,565 M of committed credit facilities with terms of more than one year were taken into consideration, corresponding to the Group's due loans and amortizations during 2004. In addition to these lines of credit, at year-end there were unutilized credit facilities totaling SEK 17,544 M, with average remaining terms of 2.9 years. At the same time, the centrally available liquid funds totaled SEK 497 M. SCA's total liquidity reserve therefore amounted to SEK 18,041 M, corresponding to 21% of SCA's sales in 2003.

The table below shows the gross debt's term profile by loan source and lines of credit, which are used for covering short-term borrowing. The adjusted term profile shows the Group's total refinancing risk.

See Note 23 on page 72 with regard to interest risks.

**SCA's funding sources and maturity profile at 31 December, 2003**

| SEK M | Commercial paper & Short-term bank loans | Financial leasing | Bond loans | Other loans | Total | Credit facilities covering short-term borrowing | Adjusted maturity profile |
|---|---|---|---|---|---|---|---|
| 2004 | 5,371 | 101 | 3 | 4,090 | 9,565 | –9,565 | 0 |
| 2005 | 0 | 85 | 103 | 918 | 1,106 | 0 | 1,106 |
| 2006 | 0 | 88 | 151 | 252 | 491 | 7,506 | 7,997 |
| 2007 | 0 | 92 | 6,355 | 854 | 7,301 | 0 | 7,301 |
| 2008 | 0 | 96 | 0 | 678 | 774 | 2,059 | 2,833 |
| 2009 | 0 | 1,054 | 0 | 45 | 1,099 | 0 | 1,099 |
| 2010– | 0 | 327 | 3,270 | 1,135 | 4,732 | 0 | 4,732 |
| ***Total*** | **5,371** | **1,843** | **9,882** | **7,972** | **25,068** | **0** | **25,068** |

▷▷▷

**NOTE 2 Financial risk management,** *(cont.)*

Bank credit facilities

To limit the refinancing risk in the Group's short-term financing and as a liquidity reserve, SCA has two syndicated bank facilities: EUR 750 M (SEK 6,809 M) with a final due date in 2006 and EUR 1,200 M (SEK 10,895 M) with a final due date in 2008. Furthermore, SCA has bilaterally confirmed credit facilities with banks with a total value of SEK 9,405 M. These facilities are primarily one-year with an extension option.

Market programs

For the issue of bonds in the European debt capital market, SCA has a Euro Medium Term Note (EMTN) program with a framework amount of EUR 2,000 M (SEK 18,158 M). At December 31, EUR 700 M (SEK 6,355 M) was outstanding with an average remaining term of 3.5 years.

SCA has a Swedish MTN program with a limit of SEK 2,000 M. At 31 December; SEK 250 M was outstanding with an average remaining term of 2.1 years.

SCA's short loan program comprises a Swedish commercial paper program with a framework amount of SEK 15,000 M and a Belgian comercial paper program with a framework amount of EUR 400 M (SEK 3,632 M). At 31 December, the outstanding amounts within these programs were SEK 4,232 M and SEK 1,139 M, respectively.

Credit risks

Credit exposure in derivative instruments is determined as market value plus an additional amount based on credit risk factors, which reflect the risk of increased exposure as a result of market fluctuations.

SCA endeavors to use standardized agreements, which in countries where it is possible, permit statutory net calculation of receivables and debts.

Although continuous set-off of payments of outstanding receivables and debts in derivative instruments does not occur, the right of set-off in the case of a counterparty's bankruptcy means that SCA measures this credit risk as a net amount.

At 31 December 2003, the credit risk in financial current instruments amounted to SEK 8,040 M and credit exposure in derivative instruments to SEK 4,509 M.

Accounts receivable are reported in the amount expected to be paid, based on an individual assessment of accounts receivable.

The Hygiene business area's customers are mainly large retail companies and distributors. The ten largest customers accounted for 17% of the outstanding accounts receivable at 31 December. The Packaging business area has a large number of customers, whereby no single customer accounts for more than 2% of sales. Forest Products' customers mainly comprise newspaper and magazine publishers. The ten largest customers accounted for 12% of accounts receivable at 31 December 2003. The Group's accounts receivable are mainly European, which comprised 82% of the Group's total accounts receivable, while North American accounts receivable represented 12% at year-end.

Exchange rates

| | Year-end rate 31 Dec. 2003 | Average rate 2003 |
|---|---|---|
| EUR/SEK | 9.07891 | 9.11605 |
| GBP/SEK | 12.8949 | 13.1723 |
| USD/SEK | 7.26720 | 8.06013 |

**NOTE 3 Acquisitions and disposals**

### Acquisitions

During the year, the following acquisitions were made:

| Company | Operations | Date of acquisition | Purchase price, SEK M | Goodwill, SEK M | Acquired percentage | Total holding after acquisition |
|---|---|---|---|---|---|---|
| Specor Systems Inc. | Protective packaging | Feb. 03 | 76 | 63 | 100% | 100% |
| Scaninges Sågverk | Sawmill | Mar. 03 | 459 | – | 100% | 100% |
| Segas S.A. | AFH tissue<br>Dispenser manufacture | Apr. 03 | 136 | 46 | 100% | 100% |
| Timber supply | Distribution of sawn timber | May 03 | 41 | 21 | 100% | 100% |
| Papeles Industriales S.A. | Consumer tissue | Sept. 03 | 462 | 134 | 50% | 50% |
| South Eastern Packaging | Corrugated board packaging | Sept. 03 | 57 | 39 | 100% | 100% |
| Central Package Group | Packaging | Nov. 03 | 244 | 1 | 17% | 65% |
| Alloyd Company Inc. | Protective Packaging | Nov. 03 | 733 | 505 | 100% | 100% |
| Scaninge Holding AB | Forest operations | Dec. 03 | 2,287 | Negative 492 | 41% | 100% |
| Kraftwerk Betriebs GmbH | Energy plant, Packaging | Dec. 03 | 87 | Negative 15 | 67% | 100% |
| Schoonmansmolen Centrale Eerbeek V.O.F. | Energy plant, Packaging | Nov. 03 | 96 | Negative 60 | 50% | 100% |

The reported purchase price represents the acquisition price including the assumed net debts at the time of the acquisition. In all cases, the acquired portion pertains to both capital and votes. In Central Package, there is an agreement with the former owner regarding joint influence on decision-making, meaning that the company is consolidated as a joint venture in accordance with the proportional method. Papeles Industriales is also a joint-venture company and consolidated using the proportional method. Other companies are consolidated in accordance with the purchase method. There are no plans to divest any parts of the acquired companies. In addition to the companies mentioned, smaller acquisitions and adjustments of earlier acquisition prices were made in an amount of SEK 130 M.

### Disposals

During the year, the French tissue wholesaling company Apura was divested. In addition, 16.7% of the shares in the German timber-procurement company SCA Holz were sold, after which SCA's holdings amounted to 50% and the company was consolidated as a joint venture in accordance with the proportional method.

## NOTE 4 Segment reporting

### Primary segments – operating sectors

Fiscal year 2003

| SEK M | Consumer tissue | Tissue for bulk consumers – AFH | Personal care | Packaging | Publication papers | Pulp, timber and solid-wood products | Other operations | Eliminations | Group total |
|---|---|---|---|---|---|---|---|---|---|
| **REVENUES** | | | | | | | | | |
| External sales | 14,787 | 11,373 | 16,735 | 29,640 | 7,184 | 5,164 | 455 | 0 | 85,338 |
| Internal sales | 37 | 16 | 33 | 389 | 83 | 3,056 | 576 | –4,190 | 0 |
| **Total revenues** | **14,824** | **11,389** | **16,768** | **30,029** | **7,267** | **8,220** | **1,031** | **–4,190** | **85,338** |
| **EARNINGS** | | | | | | | | | |
| **Earnings per operating sector** | **1,416** | **1,001** | **2,403** | **2,482** | **662** | **897** | **26** | **0** | **8,887** |
| Goodwill | | | | | | | | | –1,130 |
| **Operating profit/loss** | | | | | | | | | **7,757** |
| Interest income | | | | | | | | | 331 |
| Interest expense | | | | | | | | | –1,121 |
| Tax expenses for the year | | | | | | | | | –1,861 |
| Minority interest | | | | | | | | | –31 |
| ***Net earnings for the year*** | | | | | | | | | ***5,075*** |
| **SUPPLEMENTAL INFORMATION** | | | | | | | | | |
| Assets | 20,203 | 12,491 | 10,523 | 34,814 | 9,857 | 15,436 | –325 | –546 | 102,453 |
| Participations | 12 | 6 | 15 | 356 | 11 | 12 | 0 | 0 | 412 |
| Undistributed assets | | | | | | | | | 4,491 |
| **Total assets** | | | | | | | | | **107,356** |
| Liabilities | 3,454 | 2,471 | 3,875 | 5,943 | 1,115 | 1,661 | 2,196 | –546 | 20,169 |
| Undistributed liabilities | | | | | | | | | 87,187 |
| **Total liabilities** | | | | | | | | | **107,356** |
| Investments | –1,450 | –2,208 | –984 | –3,425 | –439 | –3,508 | –19 | | –12,033 |
| Depreciation/amortization | –987 | –668 | –891 | –1,679 | –848 | –407 | –2 | | –5,482 |
| Expenses, excluding depreciation/ amortization, not matched by payments | –78 | –32 | –88 | –88 | 0 | 98 | –549 | | –737 |

Fiscal year 2002

| SEK M | Consumer tissue | Tissue for bulk consumers – AFH | Personal care | Packaging | Publication papers | Pulp, timber and solid-wood products | Other operations | Eliminations | Group total |
|---|---|---|---|---|---|---|---|---|---|
| **REVENUES** | | | | | | | | | |
| External sales | 15,124 | 12,260 | 17,693 | 30,280 | 7,078 | 4,705 | 906 | 0 | 88,046 |
| Internal sales | 70 | 20 | 30 | 269 | 79 | 2,991 | 685 | –4,144 | 0 |
| **Total revenues** | **15,194** | **12,280** | **17,723** | **30,549** | **7,157** | **7,696** | **1,591** | **–4,144** | **88,046** |
| **EARNINGS** | | | | | | | | | |
| **Earnings per operating sector** | **1,686** | **1,213** | **2,588** | **3,065** | **1,014** | **972** | **–300** | **0** | **10,238** |
| Goodwill | | | | | | | | | –1,137 |
| **Operating profit/loss** | | | | | | | | | **9,101** |
| Interest income | | | | | | | | | 409 |
| Interest expense | | | | | | | | | –1,432 |
| Tax expenses for the year | | | | | | | | | –2,341 |
| Minority interest | | | | | | | | | –44 |
| **Net earnings for the year** | | | | | | | | | **5,693** |
| **SUPPLEMENTAL INFORMATION** | | | | | | | | | |
| Assets | 21,053 | 12,641 | 11,378 | 35,349 | 10,901 | 11,447 | –80 | –626 | 102,063 |
| Participations | 37 | 13 | 43 | 913 | 7 | 530 | 1 | 0 | 1,544 |
| Undistributed assets | | | | | | | | | 5,597 |
| **Total assets** | | | | | | | | | **109,204** |
| Liabilities | 3,519 | 2,720 | 3,820 | 5,838 | 1,596 | 1,017 | 2,851 | –626 | 20,735 |
| Undistributed liabilities | | | | | | | | | 88,469 |
| **Total liabilities** | | | | | | | | | **109,204** |
| Investments | –5,370 | –738 | –879 | –3,719 | –2,087 | –434 | –17 | 0 | –13,244 |
| Depreciation/amortization | –992 | –681 | –915 | –1,633 | –795 | –379 | 81 | 0 | –5,314 |
| Expenses, excluding depreciation/ amortization, not matched by payments | 6 | 2 | 6 | –96 | 0 | 168 | –175 | 0 | –89 |

## NOTE 4 Segment reporting, *(cont.)*

**Operating sectors:** The Group is organized in six main product groups: consumer tissue, tissue for bulk consumers – AFH, personal care hygiene products, packaging, publication papers as well as pulp, timber and solid-wood products. The product groups comprise the primary segments. Consumer tissue includes toilet tissue, paper towels and handkerchiefs. Tissue for bulk consumers – AFH comprises toilet tissue, handwiping products, napkins and products for wiping and cleaning in industry and offices. Products are sold to corporate customers in the industrial sector, offices, hotels, restaurants and catering, healthcare and other institutions. Personal care products comprise baby diapers, feminine hygiene products and incontinence products. Packaging comprises corrugated board and protective and specialty packaging. The operating sector also includes containerboard, which is mainly delivered internally and contributes to the Group's raw material integration. Publication papers include newsprint and magazine paper. The pulp, timber and solid-wood products operating sector also contributes to the Group's raw material integration since the Group's pulp and timber are delivered mainly internally. In addition, the Group's pulp is produced primarily from timber from the Group's own forestlands, which also to a large degree supplies the sawmills. Information about the Group's operating sectors is shown on the facing page.

**Revenues and expenses:** There is an organization within the Group for paper recovery. Revenues and expenses from this business is distributed among the operating segments after use of the recovered paper. All other revenues and expenses are directly attributable to the operating segment.

**Assets and liabilities:** The assets that are included in each operating segment comprise all operating assets used in the operating segment, mainly accounts receivable, inventories and fixed assets after deduction for provisions. Most assets are directly attributable to each operating segment. In addition, certain assets that are common to two or more operating segments are distributed among the operating segments. The liabilities attributable to the operating segments comprise all operating liabilities, mainly accounts payable and accrued expenses. Accordingly, the so-called operating capital is distributed among the operating segments.

**Internal deliveries:** Revenues, expenses and earnings for the different operating segments are affected by internal deliveries. Internal prices are based on the market. Internal deliveries are eliminated in consolidation.

### Secondary segments – geographical areas

The Group's operations are divided into three geographical areas: Europe, North America and rest of the world.

| | Sales | | Assets | | Investments | |
|---|---|---|---|---|---|---|
| SEK M | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| Europe | 69,564 | 70,842 | 122,092 | 128,412 | –8,852 | –12,068 |
| North America | 11,053 | 12,724 | 14,814 | 15,109 | –2,985 | –1,059 |
| Rest of world | 4,721 | 4,480 | 3,047 | 2,357 | –196 | –117 |
| Eliminations | – | – | –32,597 | –36,674 | – | – |
| **Group total** | **85,338** | **88,046** | **107,356** | **109,204** | **–12,033** | **–13,244** |

Sales figures are based on the country in which the customer is located. Assets and investments are reported where the assets are located.

The Group's operations are conducted mainly in two areas. In Europe, which is the Group's home market, the Group manufactures and markets tissue, personal care hygiene products, packaging, publication papers and solid-wood products. In North America, the Group produces and markets AFH tissue, incontinence products and packaging, mainly protective packaging.

**NOTE 5 Operating expenses**

Operating expenses include R&D expenses amounting to SEK 605 M (634; 654) for the Group.

Consolidated operating profit includes a net loss of foreign exchange differences of SEK 70 M (96). During 2003, hedging positions had a total positive effect on consolidated operating profit of SEK 254 M.

Government grants received reduced other external costs by SEK 4 M and other operating expenses by SEK 5 M.

### Leasing

Future nominal payment obligations in the Group for uncancellable operational leasing contracts are distributed as follows:

| SEK M | 2003 | 2002 |
|---|---|---|
| Within 1 year | 616 | 395 |
| Between 2–5 years | 1,360 | 1,060 |
| Later than 5 years | 1,425 | 1,370 |
| **Total** | **3,401** | **2,825** |

The year's costs for operational leasing of assets amounted to SEK 807 M (349; 436). Leasing items comprise a wide range of objects such as energy plants, warehouses, offices, other buildings, machinery and equipment, IT equipment, office equipment and various transport vehicles. The assessment is that, in reality, there is the possibility to terminate current contracts for a number of the objects in advance

Future payment obligations in the Group for financial leasing contracts are distributed as follows:

| SEK M | 2003 Nominal | 2003 Current value | 2002 Nominal | 2002 Current value |
|---|---|---|---|---|
| Within 1 year | 180 | 168 | 208 | 196 |
| Between 2–5 years | 602 | 524 | 730 | 599 |
| Later than 5 years | 779 | 590 | 1,114 | 650 |
| **Total** | **1,561** | **1,282** | **2,052** | **1,445** |

The year's costs for financial leasing of assets amounted to SEK 216 M (61; 15).

During the year, SEK 64 M (19) was reported as interest expense and SEK 152 M (42) as amortization of debt.

Depreciation of financial leasing assets amounted to SEK 132 M (38) during the year.

The book value of financial leasing assets at year-end was SEK 175 M (182; 4) pertaining to buildings/lands and SEK 1,777 M (1,600; 168) pertaining to machinery.

### Auditing expenses

Auditing expenses can be specified as follows:

| SEK M | Group 2003 | Group 2002 | Group 2001 | Parent Company 2003 | Parent Company 2002 |
|---|---|---|---|---|---|
| **Öhrlings PricewaterhouseCoopers** | | | | | |
| Auditing assignments | 40 | 39 | 32 | 2 | 2 |
| Other assignments | 39 | 32 | 35 | 3 | 6 |
| **Other auditors** | | | | | |
| Auditing assignments | 1 | 2 | 2 | – | – |
| Other assignments | 1 | 4 | 2 | – | – |
| **Total** | **81** | **77** | **71** | **5** | **8** |

Other assignments are mainly auditing-related services in conjunction with acquisitions and tax advice.

**NOTE 6 Items affecting comparability**

Other operating revenues include the gain on sales of shares in Metsä Tissue of SEK 197 M and the elimination of negative goodwill of SEK 418 M.

Depreciation/amortization and write-downs of tangible and intangible assets includes the write down of land in Taiwan of SEK 57 M.

Other Group operating expenses include the cost for write down of shares in Otor, SEK 48 M, and the costs for rationalization measures, SEK 158 M.

**NOTE 7 Depreciation and write-downs of tangible and intangible assets**

| SEK M | Group 2003 | Group 2002 | Group 2001 | Parent Company 2003 | Parent Company 2002 |
|---|---|---|---|---|---|
| Buildings | 716 | 649 | 605 | 5 | 5 |
| Land | 119 | 73 | 61 | 38 | 37 |
| Machinery and equipment | 4,504 | 4,461 | 4,086 | 1 | 2 |
| **Sub-total** | **5,339** | **5,183** | **4,752** | **44** | **44** |
| Goodwill | 1,130 | 1,137 | 1,010 | – | – |
| Patents, trademarks and similar rights | 134 | 124 | 128 | – | – |
| Capitalized development expenditures | 9 | 7 | | 4 | – |
| **Total** | **6,612** | **6,451** | **5,890** | **48** | **44** |

Depreciation is based on the historical cost and estimated useful lifetimes of the assets concerned, as specified in the accounting principles on page 56.

**NOTE 8 Income from shares in associated companies**

SCA's interest in associated companies' earnings and shareholders' equity is reported applying the equity method, as described on page 56.

Shares in pre-tax earnings are included in consolidated operating profit and amount to SEK 124 M (218; 14).

SEK 61 M (136) of the participations in earnings reported for the year are attributable to the holding in Scaninge, which is consolidated as a subsidiary from 31 December 2003.

Dividends amounting to SEK 9 M (14; 12) were received from associated companies.

The Group's total claim on associated companies at 31 December 2003 amounts to SEK 10 M (315), of which SEK 6 M (259) is interest bearing.

The Group's total due to associated companies at 31 December 2003 amounts to SEK 12 M (7), of which SEK 0 M (1) is interest bearing.

**NOTE 9 Financial items**

| SEK M | Group 2003 | Group 2002 | Group 2001 | Parent Company 2003 | Parent Company 2002 |
|---|---|---|---|---|---|
| **Income from shares and participations in Group companies** | | | | | |
| Dividends from subsidiaries | – | – | – | 3,641 | 2,184 |
| **Earnings from shares and participations in other companies** | | | | | |
| Dividends | 45 | 72 | 108 | – | – |
| Capital gains and write-downs | – | – | – | –80 | – |
| **Interest income and similar profit/loss items** | | | | | |
| Interest income, external | 286 | 337 | 270 | 19 | 18 |
| Interest income, subsidiaries | – | – | – | 83 | 120 |
| Other financial income, external | 213 | 280 | 175 | 213 | 280 |
| **Interest expense and similar profit/loss items** | | | | | |
| Interest expense, external | –1,085 | –1,404 | –1,761 | –86 | –112 |
| Interest expense, subsidiaries | – | – | – | –1,046 | –805 |
| Other financial expenses, external | –249 | –308 | –194 | –4 | –4 |
| Other financial expenses, subsidiaries | – | – | – | –213 | –280 |
| **Total** | **–790** | **–1,023** | **–1,402** | **2,527** | **1,401** |

Other financial income and expenses in the Group in 2003 includes net foreign exchange differences amounting to an expense of SEK 9.1 M (10.9), a capital gain of SEK 3.4 M (loss: 3.3) and banking expenses of SEK 30.6 M (35.3).

Parent Company earnings from shares and participations in other companies includes write down of the value of share in Otor of SEK 48 M and capital loss of SEK 36 M that arose on the sale of shares to other Group companies.

## NOTE 10 Taxes

### Group

#### Tax expense

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Current tax expense | 1,870 | 1,656 | 2,043 |
| Deferred tax expense | –51 | 682 | 373 |
| Taxes attributable to shares in earnings of associated companies | 42 | 3 | 28 |
| **Tax expense** | **1,861** | **2,341** | **2,444** |

Tax expense amounted to 26.7% (29.0; 30.2) of consolidated earnings before taxes. The difference between reported tax expense and expected tax expense is explained below, where the calculation of expected tax expense is based on the Group's present structure and current earnings levels in each country. The comparable figures regarding expected tax expense in 2002 and 2001 are restated taking into account that Effects attributable to internal banking operations as of 2003 not being reported as included in expected tax expense.

| | 2003 % | 2002 % | 2001 % |
|---|---|---|---|
| Tax expense | 26.7 | 29.0 | 30.2 |
| Expected tax expense | 31.7 | 33.3 | 33.1 |
| **Difference** | **–5.0** | **–4.3** | **–2.9** |

**The difference is explained by:**

| | 2003 % | 2002 % | 2001 % |
|---|---|---|---|
| Permanent effects[1] | | | |
| – Effects attributable to internal banking operations | –6.7 | –5.0 | –4.0 |
| – Other effects related to financing of subsidiaries | –2.2 | –2.2 | –1.6 |
| – Consolidated amortization of goodwill | 4.9 | 3.7 | 3.7 |
| – Negative goodwill recognized in income | –2.1 | –0.6 | – |
| – Other permanent effects | 1.7 | –1.3 | –1.8 |
| Taxes related to prior periods | –1.2 | 2.7 | 3.2 |
| Change in unreported deferred tax receivables[2] | 4.4 | –1.1 | –2.2 |
| Change tax rate | –0.4 | –0.5 | –0.2 |
| Other[3] | –3.4 | 0.0 | 0.0 |
| **Total** | **–5.0** | **–4.3** | **–2.9** |

[1] Permanent effects are attributable to permanent differences between accounting and taxable earnings.

[2] In 2003, 3.7 percentage points is attributable to revaluation of fiscal losses in Germany.

[3] Other pertains to nonrecurring effects related to restructuring in Italy.

#### Current tax expense

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Income tax for the period | 2,020 | 1,668 | 1,821 |
| Adjustments for prior periods | –150 | –12 | 222 |
| **Current tax expense** | **1,870** | **1,656** | **2,043** |

#### Current tax liability

The movement in current net tax liability is explained below:

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Opening balance | –296 | 507 | 1,273 |
| Adjustments for prior periods | –150 | –12 | 222 |
| Income taxes paid | –1,151 | –2,629 | –1,722 |
| Income tax for the period | 2,020 | 1,668 | 1,821 |
| Other movements | –70 | 153 | –1,107 |
| Translation differences | 3 | 17 | 20 |
| **Closing balance** | **356** | **–296** | **507** |

Other movements include taxes related to items charged directly to shareholders' equity totaling SEK 0 M (71; neg. 129), and effects relating to acquisitions and disposals, SEK 38 M (57).

The closing balance current tax liability consists of current tax assets totaling SEK 655 M (1,356; 1,033) and current tax liabilities SEK 1,011 M (1,060; 1,540)

#### Deferred tax expense

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Movements in temporary differences | –393 | 481 | 508 |
| Adjustments for prior periods | 61 | 233 | 43 |
| Other movements | 281 | –32 | –178 |
| **Deferred tax expense** | **–51** | **682** | **373** |

Other movements include the effects of changed tax rates that reduced deferred tax expense by SEK 28 M (42;18) and revaluation of deferred tax assets that increased deferred tax expenses by SEK 290 M (decr. 10; decr. 45).

#### Deferred tax liability

The movement in net deferred tax liability is explained below:

| SEK M | Opening balance | Deferred tax expense | Other movements | Translation differences | Closing balance |
|---|---|---|---|---|---|
| Intangible assets | –33 | –410 | 45 | 18 | –380 |
| Buildings and land | 3,426 | –45 | 55 | –54 | 3,382 |
| Machinery and equipment | 6,641 | 295 | –61 | –258 | 6,617 |
| Financial assets | 595 | –68 | –4 | –10 | 513 |
| Current assets | 28 | 32 | 1 | –4 | 57 |
| Provisions for pensions | –85 | 139 | –13 | 4 | 45 |
| Other provisions | –4 | 46 | –1 | –3 | 38 |
| Liabilities | –400 | 76 | –5 | 44 | –285 |
| Tax credits and tax loss carryforwards | –573 | –164 | 1 | 77 | –659 |
| Other | 143 | 48 | 173 | –2 | 362 |
| | **9,738** | **–51** | **191** | **–188** | **9,690** |

▷▷▷

## NOTE 10 Taxes, *(cont.)*

Other movements include effects relating to acquisitions and disposals with SEK 185 M and tax related to items that have been charged directly to shareholders' equity in the amount of negative SEK 5 M.

The closing balance deferred tax liability comprises deferred tax assets of SEK 157 M (244; 401) and deferred tax liabilities of SEK 9,847 M (9,982; 9,300).

### Other

SCA does not recognize deferred tax pertaining to temporary differences attributable to investments in subsidiaries, associated companies and joint ventures. Any future effects (taxes at source and other deferred taxes on repatriation of profits within the Group) are recognized when SCA no longer controls the reversal of such differences or when for other reasons it is no longer improbable that reversal will occur in the foreseeable future.

### Tax-loss carryforwards

Unutilized fiscal losses for which no deferred tax assets have been recognized were in the amount of SEK 1,871 M (1,475; 1,739) at 31 December 2003. SEK 1,050 M of this amount has an unlimited lifetime. The rest expire as follows:

| | SEK M |
|---|---|
| 2004 | 113 |
| 2005 | 93 |
| 2006 | 69 |
| 2007 | 172 |
| 2008 and later | 374 |
| | **821** |

## *Parent Company*

### Tax expense

| SEK M | 2003 | 2002 |
|---|---|---|
| Current tax expense | –404 | –410 |
| Deferred tax expense | – | –65 |
| **Tax expense** | **–404** | **–475** |

| | 2003 % | 2002 % |
|---|---|---|
| Tax expense | –19.0 | –82.5 |
| Expected tax expense | 28.0 | 28.0 |
| **Difference** | **–47.0** | **–110.5** |

**The difference is explained by:**

| | 2003 % | 2002 % |
|---|---|---|
| Taxes related to prior periods | –0.3 | –5.9 |
| Non-taxable dividends from subsidiaries | –48.0 | –106.2 |
| Permanently tax-exempt/disallowed items | 1.3 | 1.6 |
| | **–47.0** | **–110.5** |

The Parent Company participates in the Group's tax pooling arrangement and pays the majority of the Group's total Swedish taxes. Reported current tax revenues represents portion of the Group's total Swedish taxes attributable to the Parent Company. Other Group companies that participate in the arrangement have current tax expenses totaling SEK 464 M (777). The Parent Company's payment to the tax authorities amounts to SEK 68 M (339). The Parent Company's claim on subsidiaries for taxes paid on their account is reported as current receivables towards subsidiaries.

### Current tax expense

| SEK M | 2003 | 2002 |
|---|---|---|
| Income tax for the period | –396 | –438 |
| Adjustment for prior periods | –8 | 28 |
| **Current tax expense** | **–404** | **–410** |

### Current tax liability

The movement in current tax liability is explained below:

| SEK M | 2003 | 2002 |
|---|---|---|
| Opening balance | 26 | 223 |
| Adjustments for prior periods | –8 | 28 |
| Income taxes paid | –67 | –564 |
| Income tax for the period | 68 | 339 |
| **Closing balance** | **19** | **26** |

### Deferred tax expense

| SEK M | 2003 | 2002 |
|---|---|---|
| Movements in temporary differences | – | –3 |
| Adjustments for prior periods | – | –62 |
| **Deferred tax expense** | **–** | **–65** |

### Deferred tax liability

The movement in the deferred tax liability is explained below:

| SEK M | *Opening balance* | *Deferred tax expense* | *Closing balance* |
|---|---|---|---|
| Buildings and land | 1,464 | – | 1,464 |
| Provisions for pensions | –64 | – | –64 |
| Other | –43 | – | –43 |
| **Total** | **1,357** | **–** | **1,357** |

## NOTE 11 Intangible assets

| Group, SEK M | Group: Goodwill 2003 | Goodwill 2002 | Goodwill 2001 | Patents, trademarks and similar rights 2003 | 2002 | 2001 | Capitalized development expenditures 2003 | 2002 | Parent Company: Capitalized development expenditures 2003 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|
| Acquisition value, 1 Jan. | 21,822 | 21,019 | 14,373 | 2,418 | 2,333 | 2,539 | 73 | 39 | 21 | – |
| Capital expenditures | 14 | 18 | – | 74 | 137 | 364 | 25 | 20 | 13 | 15 |
| Sales and disposals | – | – | –6 | –7 | –1 | –55 | –6 | – | – | – |
| Company acquisitions | 2,124 | 2,341 | 4,113 | 256 | 99 | – | – | – | – | – |
| Company divestments | –1,271 | – | – | –108 | – | – | – | – | – | – |
| Reclassifications | 76 | 106 | 852 | 183 | –87 | –574 | 1 | 16 | – | 6 |
| Translation differences | –1,486 | –1,662 | 1,687 | –43 | –63 | 98 | –2 | –2 | – | – |
| **Accumulated acquisition value, 31 Dec.** | **21,279** | **21,822** | **21,019** | **2,773** | **2,418** | **2,372** | **91** | **73** | **34** | **21** |
| Depreciation, 1 Jan. | –5,729 | –4,870 | –3,155 | –1,700 | –1,651 | –1,379 | –34 | –20 | – | – |
| Sales and disposals | – | – | 1 | 7 | – | –75 | 6 | – | – | – |
| Company acquisitions | –4 | – | – | –3 | –20 | | – | – | – | – |
| Company divestments | 3 | – | – | 4 | – | – | – | – | – | – |
| Reclassifications | –119 | –3 | –311 | –124 | 54 | –2 | – | –7 | – | – |
| Depreciation during the year | –1,113 | –1,137 | –1,010 | –134 | –124 | –128 | –9 | –7 | –4 | – |
| Translation differences | 285 | 281 | –395 | 20 | 41 | –87 | – | – | – | – |
| **Accumulated depreciation, 31 Dec.** | **–6,677** | **–5,729** | **–4,870** | **–1,930** | **–1,700** | **–1,671** | **–37** | **–34** | **–4** | **–** |
| Write-downs during the year | –17 | – | – | – | – | – | – | – | – | – |
| Translation differences | 1 | – | – | – | – | – | – | – | – | – |
| **Accumulated write-downs, 31 Dec.** | **–16** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| **Residual value according to plan, 31 Dec.** | **14,586** | **16,093** | **16,149** | **843** | **718** | **701** | **54** | **39** | **30** | **21** |

As of 2002, capitalized expenditures for own development work and similar items are reported separately under development work and pertain mainly to IT systems. Previously, it was included among patents, trademarks and similar items.

## NOTE 12 Tangible assets

| Group. SEK M | Buildings 2003 | Buildings 2002 | Buildings 2001 | Land 2003 | Land 2002 | Land 2001 | Machinery and equipment 2003 | Machinery and equipment 2002 | Machinery and equipment 2001 | Construction in progress 2003 | Construction in progress 2002 | Construction in progress 2001 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Acquisition value, 1 Jan.[1] | 17,314 | 16,626 | 13,325 | 5,846 | 5,563 | 5,041 | 68,232 | 61,154 | 50,073 | 1,444 | 1,590 | 840 |
| Capital expenditures[2] | 597 | 692 | 2,359 | 104 | 125 | 397 | 3,545 | 4,869 | 9,073 | 2,918 | 865 | 1,176 |
| Sales and disposals | –327 | –317 | –204 | –255 | –84 | –168 | –2,142 | –1,094 | –1,708 | –39 | –51 | –92 |
| Company acquisitions | 653 | 921 | – | 3,604 | 427 | – | 1,090 | 3,218 | – | 81 | 35 | – |
| Company divestments | –43 | –1 | – | 0 | – | – | –377 | –39 | – | –2 | – | – |
| Reclassifications | 248 | 224 | 143 | –85 | 72 | –1 | 436 | 3,101 | 342 | –964 | –915 | –410 |
| Translation differences | –695 | –831 | 1,003 | –202 | –257 | 294 | –2,480 | –2,977 | 3,374 | –204 | –80 | 76 |
| **Accumulated acquisition value, 31 Dec.** | **17,747** | **17,314** | **16,626** | **9,012** | **5,846** | **5,563** | **68,304** | **68,232** | **61,154** | **3,234** | **1,444** | **1,590** |
| Depreciation, 1 Jan. | –5,672 | –5,186 | –4,305 | –822 | –764 | –705 | –32,633 | –26,912 | –22,643 | – | – | – |
| Sales and disposals | 243 | 133 | 72 | 157 | 16 | 12 | 2,028 | 941 | 1,433 | – | – | – |
| Company acquisitions | –88 | –132 | – | –65 | – | – | –365 | –768 | – | – | – | – |
| Company divestments | 24 | – | – | 0 | – | – | 354 | 27 | – | – | – | – |
| Reclassifications | –45 | 2 | 52 | –7 | –9 | 1 | 328 | –2,506 | –142 | – | – | – |
| Depreciation during the year | –716 | –649 | –605 | –62 | –73 | –61 | –4,504 | –4,461 | –4,086 | – | – | – |
| Translation differences | 147 | 160 | –400 | 6 | 8 | –11 | 946 | 1,046 | –1,474 | – | – | – |
| **Accumulated depreciation, 31 Dec.** | **–6,107** | **–5,672** | **–5,186** | **–793** | **–822** | **–764** | **–33,846** | **–32,633** | **–26,912** | **–** | **–** | **–** |
| Write-ups, 1 Jan. | – | – | – | 5,079 | 5,079 | 4,306 | – | – | – | – | – | – |
| Write-ups during the year | – | – | – | – | – | 773 | – | – | – | – | – | – |
| **Accumulated write-ups, 31 Dec.** | **–** | **–** | **–** | **5,079** | **5,079** | **5,079** | **–** | **–** | **–** | **–** | **–** | **–** |
| Write-downs, 1 Jan. | –43 | –39 | –39 | – | – | – | –133 | –131 | –100 | – | – | – |
| Write-downs for the year | – | –4 | – | –57 | – | – | – | –3 | –29 | – | – | – |
| Translation differences | – | – | – | 5 | – | – | – | 1 | –2 | – | – | – |
| **Accumulated write-downs, 31 Dec.** | **–43** | **–43** | **–39** | **–52** | **–** | **–** | **–133** | **–133** | **–131** | **–** | **–** | **–** |
| **Residual value according to plan, 31 Dec.** | **11,597** | **11,599** | **11,401** | **13,246** | **10,103** | **9,878** | **34,325** | **35,466** | **34,111** | **3,234** | **1,444** | **1,590** |

[1] Government grants reduced the value at 1 January of
- Buildings, SEK 5 M
- Land, SEK 1 M
- Machinery and equipment, SEK 144 M
- Construction in progress, SEK 19 M.

[2] Government grants reduced investments for
- Machinery and equipment by SEK 26 M
- Construction in progress by SEK 19 M

During the year, SEK 67 M (54) pertaining to interest during the construction period was capitalized in machinery at an interest rate of 4% (4). In total, acquisition values include SEK 531 M (544) in capitalized interest in machinery and SEK 8 M (8)in buildings.

As of 2002, fixed assets received in conjunction with company acquisitions are reported separately, under Company acquisitions. In prior years, they are included under Investments. Moreover, acquired fixed assets are reported gross as of 2002, that is, divided into historical accumulated acquisition value and depreciation in the acquired companies. Reclassifications under Machinery and equipment, acquisition value and depreciation, in 2002 include adjustments of SEK 2,636 M for previously reported net value.

▷▷▷

## NOTE 12 Tangible assets, *(cont.)*

| Parent Company, SEK M | Buildings 2003 | Buildings 2002 | Land 2003 | Land 2002 | Machinery and equipment 2003 | Machinery and equipment 2002 | Construction in progress 2003 | Construction in progress 2002 |
|---|---|---|---|---|---|---|---|---|
| Acquisition value, 1 Jan. | 147 | 147 | 1,297 | 1,244 | 17 | 16 | – | 6 |
| Capital expenditures | – | – | 57 | 63 | – | 1 | – | – |
| Sales and disposals | – | – | –131 | –10 | –1 | – | – | – |
| Reclassifications | – | – | – | – | – | – | – | –6 |
| **Accumulated acquisition value, 31 Dec.** | **147** | **147** | **1,223** | **1,297** | **16** | **17** | **–** | **0** |
| Depreciation, 1 Jan. | –44 | –39 | –474 | –437 | –13 | –11 | – | – |
| Sales and disposals | – | – | 125 | – | – | – | – | – |
| Depreciation during the year | –5 | –5 | –38 | –37 | –1 | –2 | – | – |
| **Accumulated depreciation, 31 Dec.** | **–49** | **–44** | **–387** | **–474** | **–14** | **–13** | **–** | **–** |
| Write-ups, 1 Jan. | – | – | 5,079 | 5,079 | – | – | – | – |
| **Accumulated write-ups, 31 Dec.** | **–** | **–** | **5,079** | **5,079** | **–** | **–** | **–** | **–** |
| **Residual value according to plan, 31 Dec.** | **98** | **103** | **5,915** | **5,902** | **2** | **4** | **–** | **0** |

## NOTE 13 Financial assets

| | Shares and participations | | | | | | | | | | Capital investment shares | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Group | | | | | | Parent Company | | | | | | |
| | Associated companies | | | Other companies | | | Subsidiaries | | Other companies | | Group | | |
| SEK M | 2003 | 2002 | 2001 | 2003 | 2002 | 2001 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2001 |
| Acquisition value, 1 Jan. | 1,558 | 1,511 | 1,159 | 815 | 844 | 763 | 50,534 | 32,741 | 76 | 76 | 620 | 1,061 | 1,077 |
| Investments | | 2 | 224 | 13 | 4 | 55 | – | 18,250 | 232 | – | 232 | 26 | – |
| Increase through acquisition of subsidiaries | 15 | 15 | – | 1 | 9 | – | – | – | – | – | – | – | – |
| Sales | –75 | –2 | – | –702 | –2 | –7 | – | –457 | –236 | – | –185 | –467 | –16 |
| Net increase in associated companies during the year | 76 | 125 | –11 | – | – | – | – | – | – | – | – | – | – |
| Reclassifications to joint venture or subsidiary | –869 | –10 | –71 | 0 | –18 | – | – | – | – | – | – | – | – |
| Other reclassifications | –255 | 16 | 130 | 189 | – | –4 | – | – | – | – | – | – | – |
| Translation differences | –16 | –99 | 80 | –18 | –22 | 37 | – | – | – | – | – | – | – |
| **Accumulated acquisition value, 31 Dec.** | **434** | **1,558** | **1,511** | **298** | **815** | **844** | **50,534** | **50,534** | **72** | **76** | **667** | **620** | **1,061** |
| Write-ups, 1 Jan. | – | – | – | – | – | – | 140 | 140 | – | – | 29 | 29 | 29 |
| **Accumulated write-ups, 31 Dec.** | **–** | **–** | **–** | **–** | **–** | **–** | **140** | **140** | **–** | **–** | **29** | **29** | **29** |
| Write-downs, 1 Jan. | –14 | –2 | –2 | –4 | –4 | – | –140 | –597 | – | – | –1 | –1 | –1 |
| Sales | 5 | – | – | – | – | – | – | 457 | – | – | – | – | – |
| Write-downs during the year | – | –12 | – | –48 | – | –4 | – | – | –48 | – | – | – | – |
| Reclassifications | –6 | – | – | – | – | – | – | – | – | – | – | – | – |
| Translation differences | –7 | – | – | – | – | – | – | – | – | – | – | – | – |
| **Accumulated write-downs, 31 Dec.** | **–22** | **–14** | **–2** | **–52** | **–4** | **–4** | **–140** | **–140** | **–48** | **–** | **–1** | **–1** | **–1** |
| **Residual value according to plan, 31 Dec.** | **412** | **1,544** | **1,509** | **246** | **811** | **840** | **50,534** | **50,534** | **24** | **76** | **695** | **648** | **1,089** |

Major changes in the Parent Company's and Group's holdings were as follows:

Associated companies

The increase in 2001 pertains to small acquisitions and capital contributions to existing holdings

Reclassification in 2003 pertains mainly to Scaninge, which is currently a wholly owned subsidiary, and Cenpak, which as of 2003 is a joint-venture company.

Other companies

Other companies include the shareholding in Otor SA, which during 2003 was written down by SEK 48 M to actual value.

Sales of other companies in 2003 are mainly Metsä Tissue.

For specification of shares and participations, see page 76.

## NOTE 14 Joint ventures

Joint ventures, that is, companies which SCA owns with other parties and in which the parties by agreement have a joint decisive influence, are consolidated in accordance with the proportional method. Most of the joint ventures are active within the hygiene area, mainly in South America. One joint venture produces newsprint and its operations are in the UK, and one joint venture is active in the packaging area in South East Asia.

Earnings, balance sheet items and average number of employees in joint ventures included in the SCA Group, pertains to SCA's share:

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Statement of earnings** | | | |
| Net sales | 3,449 | 3,636 | 3,351 |
| Operating expenses | –3,181 | –3,100 | –2,756 |
| **Operating profit** | **268** | **536** | **595** |
| Financial items | –28 | –20 | –86 |
| **Earnings after financial items** | **240** | **516** | **509** |
| Taxes | –79 | –144 | –164 |
| Minority interest in net earnings | –1 | – | – |
| **Net earnings for the year** | **160** | **372** | **345** |
| **Balance sheet** | | | |
| Fixed assets | 2,775 | 2,482 | 2,900 |
| Current assets | 1,701 | 1,402 | 1,516 |
| **Total assets** | **4,476** | **3,884** | **4,416** |
| Shareholders' equity | 2,434 | 2,134 | 2,444 |
| Minority interest | 41 | – | – |
| Provisions | 340 | 295 | 0 |
| Liabilities | 1,661 | 1,455 | 1,972 |
| **Total shareholders' equity, provisions and liabilities** | **4,476** | **3,884** | **4,416** |
| Average number of employees | 2,564 | 1,838 | 1,911 |
| of which, women | 26% | 27% | 26% |

### Average number of employees by country

| | 2003 | of which, women | 2002 | of which, women | 2001 | of which, women |
|---|---|---|---|---|---|---|
| Australia | 110 | 34% | 123 | 24% | 118 | 24% |
| Chile | 162 | 10% | – | – | – | – |
| Colombia | 1,011 | 27% | 837 | 29% | 946 | 29% |
| Ecuador | 286 | 27% | 291 | 24% | 288 | 27% |
| Mexico | 180 | 27% | 155 | 29% | 140 | 32% |
| UK | 195 | 14% | 200 | 13% | 199 | 12% |
| Tunisia | 166 | 11% | 82 | 6% | 97 | 11% |
| Other countries | 454 | 34% | 150 | 49% | 123 | 35% |
| **Total** | **2,564** | **26%** | **1,838** | **27%** | **1,911** | **26%** |

## NOTE 15 Capital investment shares

| SEK M | Number | Book value |
|---|---|---|
| AB Industrivärden | 6,923,600 | 695 |
| **Total** | **6,923,600** | **695** |

The market value of shares in AB Industrivärden exceeds the consolidated book value by SEK 143 M and amounted to SEK 838 M at year-end. During the year, 2,000,000 shares were conveyed in a contribution to the Swedish pension foundation for salaried employees and supervisors. At the same time 1,924,200 shares were acquired on the market.

## NOTE 16 Inventories

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Raw materials and consumables | 2,216 | 2,431 | 2,205 |
| Spare parts and warehouse supplies | 1,295 | 1,312 | 870 |
| Work in progress | 492 | 473 | 824 |
| Finished goods | 3,773 | 3,779 | 3,670 |
| Felling rights | 322 | 314 | 318 |
| **Total** | **8,098** | **8,309** | **7,887** |

## NOTE 17 Other current receivables

| SEK M | Group 2003 | Group 2002 | Group 2001 | Parent Company 2003 | Parent Company 2002 |
|---|---|---|---|---|---|
| Bills receivable | 761 | 923 | 773 | – | – |
| Accrued financial revenues | 107 | 110 | 81 | 0 | 0 |
| Prepaid expenses and accrued income | 767 | 802 | 894 | 10 | 51 |
| Other receivables | 2,160 | 2,277 | 2,186 | 97 | 150 |
| **Total** | **3,795** | **4,112** | **3,934** | **107** | **201** |

## NOTE 18 Untaxed reserves in Parent Company

Untaxed reserves in the Parent Company include a provision of SEK 708 M (654) to the tax equalization reserve and SEK 117 M (116) in accumulated depreciation in excess of plan.

## NOTE 19 Shareholders' equity

The changes in shareholders' equity are shown in the financial reports on shareholders' equity presented on page 51 for the Group and page 55 for the Parent Company.

### Group

Equity method reserves

The Group's restricted reserves includes equity method reserves of SEK 65 M (113; 1,244).

Translation differences in the Group Shareholders' equity

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Balance, 1 January 2003 | –480 | 1,299 | –448 |
| Change due to year's translation of existing subsidiaries | –1,831 | –1,779 | 1,747 |
| **Balance, 31 December 2003** | **–2,311** | **–480** | **1,299** |
| Of which, restricted reserves | –3,528 | –2,801 | 455 |

As a result of currency hedging measures, the period's translation differences were reduced by SEK 1,114 M (1,129; neg. 923).

### Parent Company

Since 1993, the share capital and number of shares, have increased through new issues and conversions as follows:

| | | No. of shares | Increase in share capital | Cash payment |
|---|---|---|---|---|
| | No. of shares, 1 Jan. 1993 | 172,303,839 | | |
| 1993 | Conversion of debentures and new subscription through Series 1 warrants | 4,030,286 | 40.3 | 119.1 |
| | New issue 1.10, issue price SEK 80 | 17,633,412 | 176.3 | 1,410.7 |
| 1994 | Conversion of debentures | 16,285 | 0.2 | – |
| 1995 | Conversion of debentures | 3,416,113 | 34.2 | – |
| 1999 | New issue 1.6, issue price SEK 140 | 32,899,989 | 329.0 | 4,579.0 |
| 2000 | Conversion of debentures | 101,631 | 1.0 | 15.0 |
| 2001 | New issue, private placement | 1,800,000 | 18.0 | 18.0 |
| 2002 | New subscription through warrants II B | 513 | 0 | 0.1 |
| 2003 | Conversion of debentures | 1,127,792 | 11.3 | 288.4 |
| | New subscription through Warrants II B | 1,697,683 | 17.0 | 434.5 |
| | | **235,027,543** | | |

### SCA's share capital, 31 December 2003

| | No. of votes | No. of shares | Nom. value |
|---|---|---|---|
| Class A shares | 10 | 40,437,203 | 404 |
| Class B shares | 1 | 194,590,340 | 1,946 |
| | | **235,027,543** | **2,350** |

Upon full conversion of convertible debentures outstanding at 31 December 2003 and warrants, the number of Class B shares would increase to a maximum of 194,599,496 and the total number of shares to 235,036,699.

For additional information on SCA shares, see pages 12–13.

## NOTE 20 Provisions for pensions

SCA has defined-benefit pension plans in several countries. In many cases, these pension plans cover all employees and provide benefits based on the average remuneration and period of employment the employees have at or near retirement (so-called defined-benefit pension plans).

The total pension costs for the defined benefit pension plans are shown below:

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Current service cost, excluding contribution paid by employees | 345 | 333 | 321 |
| Past service cost recognized | 8 | 27 | 48 |
| Interest expense | 787 | 816 | 766 |
| Expected return on plan assets | –653 | –862 | –928 |
| Amortization of actuarial gains and losses on changed actuarial assumptions | 308 | 135 | –14 |
| **Pension cost** | **795** | **449** | **193** |

The actual return in the plan assets during 2003 was SEK 1,299 M (neg: 1,565; neg: 1,064).

As a result of the status of the pension plans when SCA transitioned to reporting in accordance with IAS 19, there are pension plans with balance sheet surpluses that are reported as long-term interest-bearing receivables. Other pension plans which in terms of the balance sheet are not fully funded alternatively unfunded are reported as provisions for pensions. The value of all pension plans are distributed among long-term interest-bearing receivables and/or provisions as shown below:

| Provisions for pensions, net SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Funded pension plans reported as long-term interest-bearing receivable | 2,289 | 2,339 | 2,198 |
| Pension plans reported as provisions for pensions | 2,569 | 2,596 | 2,598 |
| **Provisions for pensions, net** | **280** | **257** | **400** |

Gains and losses based on changed actuarial assumptions as well as other than expected value changes of plan assets are distributed evenly over the employee's estimated remaining period of employment, to the extent that the total gain or loss falls outside a corridor corresponding to 10% of the higher of the pension obligation or the market value of the pension fund assets.

The summaries below show specifications of the net value of the defined-benefit pension obligations.

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Defined-benefit obligation | 15,181 | 14,658 | 14,490 |
| Fair value of plan assets | –10,765 | –9,636 | –11,770 |
| **Funded status, net** | **4,416** | **5,022** | **2,270** |
| Unrecognized net actuarial gains and losses | –4,136 | –4,788 | –2,330 |
| **Pension liability, net** | **280** | **234** | **390** |
| Pension plans reported according to local rules | 0 | 23 | 10 |
| Provisions for pensions, net | 280 | 257 | 400 |

Other than what is reported as plan assets to cover existing obligations, there are assets in two Swedish foundations amounting to SEK 444 M, which can be applied for future promises of early retirement for certain categories of employees.

The following table shows the net value distributed taking into account funded, partly funded and wholly unfunded pension plans.

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Funded plans** | | | |
| Defined-benefit obligation | 12,044 | 11,735 | 11,633 |
| Fair value of plan assets | –10,465 | –9,381 | –11,445 |
| **Net value** | **1,579** | **2,354** | **188** |
| Unrecognized actuarial gains and losses, net | –3,815 | –4,635 | –2,284 |
| **Provisions for pension, funded plans** | **–2,236** | **–2,281** | **–2,096** |
| **Partly funded plans** | | | |
| Defined-benefit obligation | 1,693 | 1,562 | 1,562 |
| Fair value of plan assets | –300 | –255 | –325 |
| **Net value, partly funded plans** | **1,393** | **1,307** | **1,237** |
| Unrecognized actuarial gains and losses, net | –192 | –107 | –6 |
| **Provisions for pension, partly funded plans** | **1,201** | **1,200** | **1,231** |
| **Unfunded plans** | | | |
| Defined-benefit obligation | 1,444 | 1,361 | 1,295 |
| Unrecognized actuarial gains and losses, net | –129 | –46 | –40 |
| **Provisions for pension, unfunded plans** | **1,315** | **1,315** | **1,255** |
| Pension liability, net | 280 | 234 | 390 |
| Pension plans reported according to local rules | 0 | 23 | 10 |
| ***Provisions for pensions, net*** | **280** | **257** | **400** |

In the partly funded plans, SEK 1,196 M (1,220;1,216) of the obligation is unfunded.

Of unrecognized gains and losses, net at 31 December 2003, SEK 2,720 M is outside the corridor and is distributed over the remaining lifetime of the employees, currently about 11 years.

As in previous year, the fair value of plan assets at 31 December 2003 does not include any financial instruments issued by the Company.

The following table shows the trend of pension liability.

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Balance, 1 January | 257 | 390 | 630 |
| New pension plans | 4 | 5 | 260 |
| | **261** | **395** | **890** |
| Pension costs | 795 | 449 | 193 |
| Settlements | 19 | 43 | 50 |
| Contributions | –910 | –759 | –732 |
| Translation effects | 115 | 106 | –11 |
| **Balance, 31 December** | **280** | **234** | **390** |
| Pension plans reported according to local rules | 0 | 23 | 10 |
| **Provisions for pensions, net** | **280** | **257** | **400** |

Main actuarial assumptions

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Discount rate | 5.4% | 5.6% | 5.8% |
| Expected return on plan assets | 7.0% | 7.2% | 7.5% |
| Future pay increases | 3.5% | 3.1% | 3.2% |
| Future cost-of-living increases | 2.3% | 2.2% | 2.3% |

The actuarial assumptions comprise the weighted average of the assumptions applied in calculating the defined-benefit obligation at year-end and the following year's pension cost.

### Parent Company

The Parent Company's reported pension liability amounted to SEK 237 M (245) of which no amount is attributable to PRI pensions (9).

## NOTE 21 Negative goodwill

| SEK M | 2003 |
|---|---|
| Acquisition value, 1 January | 0 |
| Added negative goodwill | 567 |
| **Accumulated acquisition value, 31 December** | **567** |
| Eliminations, 1 January | 0 |
| Recognized as income against losses and costs | –38 |
| Recognized as income at acquisition | –478 |
| **Accumulated eliminations, 31 December** | **–516** |
| **Residual value, 31 December** | **51** |

SEK 38 M of total acquired negative goodwill corresponds to expected losses and costs. These occurred during 2003 and the corresponding negative goodwill was eliminated. SEK 478 M of this remaining negative goodwill is attributable to nondeductible assets and was recognized as income at acquisiton. The balance will be recognized as income over the average remaining useful period for acquired, depreciable assets as follows.

| SEK M | |
|---|---|
| 2004 | 5 |
| 2005 | 5 |
| 2006–2008 | 16 |
| 2009–2013 | 25 |

The year's eliminations include SEK 418 M reported as other operating revenues and SEK 98 M as other operating expenses.

## NOTE 22 Other provisions

| SEK M | Provisions in conjunction with acquisitions and divestments | Provisions in current operations | Provisions for tax risks | Other provisions | Total |
|---|---|---|---|---|---|
| Balance, 1 January | 562 | 427 | 890 | 316 | 2,195 |
| Provisions during the year | –4 | 158 | | 18 | 172 |
| Ulitization during the year | –175 | –360 | | –89 | –624 |
| Reclassification from operating liabilities | | | | 108 | 108 |
| Resolved during the year | –43 | | | –154 | –197 |
| Translation differences | –43 | –7 | | –4 | –54 |
| **Balance, 31 December** | **297** | **218** | **890** | **195** | **1,600** |

| | |
|---|---|
| *Less:* | |
| Short-term provisions reported in Other current liabilities | –447 |
| *Add:* | |
| Negative goodwill as shown in Note 21 | 51 |
| **Other provisions as shown in balance sheet** | **1,204** |

Other provisions amount to SEK 1,600 M (2,195; 2,972). This includes SEK 890 M in provisions for tax risks in conjunction with restructuring, acquisitions and divestments. New provisiòns were made during the year of SEK 5 M for restructuring measures in conjunction with acquisitions, as well as reversal of goodwill of SEK 9 M. Provisions in current operations, SEK 158 M, pertain to rationalization programs in the hygiene products operations in Europe. Utilizations were made totaling SEK 624 M for the ongoing restructuring programs within the Hygiene Products and Packaging business areas and for measures taken in acquired units. During the year, SEK 89 M, allocated to reserves in 2000, was paid for a dispute for which the ruling has been appealed. SEK 108 M in current tax liabilities was reclassified to Other provisions. SEK 150 M of Other provisions attributable to Metsä Tissue was resolved during the year.

## NOTE 23 Interest-bearing debt

At 31 December 2003, gross debt, including accrued interests, amounted to SEK 25,068 M. The interest-bearing portion was SEK 24,906 M.

Distribution of gross debt is shown in the following tables including outstanding derivative positions:

### Interest-bearing gross debt

| SEK M | Group 2003 | Group 2002 | Group 2001 | Parent Company 2003 | Parent Company 2002 |
|---|---|---|---|---|---|
| Amortization within one year | 290 | 0 | 4,814 | 0 | 0 |
| Derivative liabilities | 106 | 0 | 0 | – | – |
| Loans maturing within one year | 9,370 | 15,241 | 14,590 | 0 | 1,320 |
| **Total short-term interest-bearing debt** | **9,766** | **15,241** | **19,404** | **0** | **1,320** |
| Bond loans | 9,882 | 6,916 | 1,152 | 7 | 7 |
| Convertible loans* | 1 | 292 | 283 | 0 | 291 |
| Other long-term debt with maturities > 1 year < 5 year | 3,060 | 1,874 | 5,241 | – | – |
| Other long-term debt with maturities > 5 year | 2,557 | 3,175 | 1,666 | 147 | 169 |
| **Total long-term interest-bearing debt** | **15,500** | **12,257** | **8,342** | **154** | **467** |
| **Total interest-bearing debt** | **25,266** | **27,498** | **27,746** | **154** | **1,787** |
| Derivative changes | –360 | 0 | 0 | – | – |
| **Total gross debt** | **24,906** | **27,498** | **27,746** | **154** | **1,787** |

* Outstanding convertible loan, nominal SEK 1 M, matures 10 January 2004.

The effects of derivative transactions are reported gross as of 2003. These effects were previously reported net in short-term interest-bearing debt.

### Other long-term loans, interest rate by currency

| Currency | >1 yr. < 5 yrs Nominal, SEK M | >1 yr. < 5 yrs Interest | > 5 yrs Nominal, SEK M | > 5 yrs Interest |
|---|---|---|---|---|
| CLP | 63 | 6.00 | 0 | 0 |
| DKK | 1 | 5.50 | 12 | 4.10 |
| EUR | 1,433 | 2.81 | 2,023 | 2.90 |
| GBP | 718 | 4.22 | 55 | 7.50 |
| PHP | 0 | 0 | 9 | 7.04 |
| SEK | 0 | 0 | 152 | 5.09 |
| SGD | 16 | 1.20 | 0 | 0 |
| TND | 10 | 7.22 | 4 | 6.27 |
| USD | 819 | 1.67 | 302 | 7.18 |
| **Total** | **3,060** | | **2,557** | |
| Market value | 3,024 | | 2,410 | |

▷▷▷

## NOTE 23 Interest-bearing debt, *(cont.)*

### Bond loans at 31 December 2003

| Issued-mature | Loan description | Nominal | Interest | Currency | Book value, 31 Dec. 2003 | Maturity date | Market value |
|---|---|---|---|---|---|---|---|
| 1986–2006 | SCA Bond Loan – Retractable | 7 | 4.30% | SEK | 7 | 06-03-10 | 7 |
| 1998–2005 | Swedish Medium Term Note | 100 | 3 mos. STIBOR + 0.32% | SEK | 100 | 05-09-21 | 100 |
| 1999–2006 | Swedish Medium Term Note | 150 | 3 mos. STIBOR + 0.45% | SEK | 150 | 06-04-19 | 152 |
| 2002–2007 | 5.375% Notes due 2007 | 700 | 5.38% | EUR | 6,355 | 07-06-25 | 6,902 |
| 2003–2015 | 4.50% Notes Due 2015 | 450 | 4.50% | USD | 3,270 | 15-07-15 | 3,127 |
| **Total** | | | | | **9,882** | | **10,288** |

In July 2003, SCA issued a 12-year USD 450 M bond (SEK 3,270 M) mainly to American institutional investors.

### Convertible loans

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| 1998 SEK 296,933,616 at 0% Subordinated debenture loan which were converted to SCA Class B shares on 30 September 2003. Conversion price was SEK 255:80 | 0 | 291 | 282 |
| **Total loans issued by Parent Company** | **0** | **291** | **282** |
| Bond loan issued by SCA Group Holding B.V. 1989 ECU 101 M at 4.25% Subordinated bond loan convertible to SCA Class B shares between 25 April 1989 and 10 January 2004. Conversion price is SEK 122:70 | 1 | 1 | 1 |
| **Total loans issued by Group** | **1** | **292** | **283** |

Conversion of the 1998 debenture loan means that 1,127,792 Class B shares were issued. In addition, 1.5 warrants were issued for each convertible, which means that another 1,698,196 Class B shares were issued.

Conversion of outstanding portions of the 1989 ECU loan means that 9,155 B shares were issued in January 2004.

### Gross debt by currency

Taking into account currency swaps and other derivatives for hedging of foreign assets, SCA's gross debt is distributed among the following currencies:

| Currency, SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| EUR | 5,480 | 9,597 | 4,532 |
| GBP | 5,139 | 6,990 | 8,041 |
| SEK | 1,742 | −1,975 | −2,822 |
| DKK | 1,878 | 1,874 | 2,133 |
| USD | 9,310 | 10,094 | 14,263 |
| CHF | 321 | 348 | 411 |
| Other | 1,036 | 570 | 1,188 |
| **Total** | **24,906** | **27,498** | **27,746** |

### Interests

The Group should have an interest rate adjustment term of between three and fifteen months in each funding currency. SCA strives to achieve a favorable spread of its interest due dates to avoid having large volumes subject to interest reset at the same time.

A general increase in the interest level by one percentage point, at the current level of net debt, would result in an appreciation of the Group's net interest by about SEK 223 M annually with a lag depending on the selected fixed period within the possible interval of three to fifteen months.

In order to achieve the desired currency balance and interest rate adjustment term in accordance with the financial policy, SCA uses derivatives, mainly currency swaps, FRA's (Forward Rate Agreement) and interest swaps.

Loans, investments and derivatives in foreign currencies are valued at the year-end currency rate. The result of the currency revaluation is reported in the statement of earnings as Other financial items. Since SCA hedges against earnings effects that arise in revaluation of the Group's receivables and liabilities in foreign currency, no net result normally arises in consolidation. Interest on loans, investments and related derivative transactions that have affected the Group's net interest are annualized over the lifetime of the instruments. The unrealized market value for currency and interest derivatives amounted at 31 December 2003 to SEK 607 M, of which SEK 442 M affected the year's earnings.

| Outstanding derivatives 31 Dec. 2003 attributable to consolidated net debt, SEK M | Nominal | Marked to market |
|---|---|---|
| Currency derivatives | 26,938 | 251 |
| Interest derivatives | 15,720 | 356 |
| **Total** | **42,658** | **607** |

## NOTE 24 Other long-term liabilities

SEK 91 M (133) of other long-term liabilities falls due for payment later than within five years.

## NOTE 25 Other current liabilities

| SEK M | Group 2003 | Group 2002 | Group 2001 | Parent Company 2003 | Parent Company 2002 |
|---|---|---|---|---|---|
| Accrued expenses and prepaid income | 4,894 | 4,842 | 4,511 | 59 | 109 |
| Other operating liabilities | 2,617 | 2,777 | 2,529 | 5 | 37 |
| **Total other current liabilities** | **7,511** | **7,619** | **7,040** | **64** | **146** |

| SEK M | Group 2003 | Group 2002 | Group 2001 | Parent Company 2003 | Parent Company 2002 |
|---|---|---|---|---|---|
| Accrued social costs | 314 | 368 | 518 | 6 | 13 |
| Accrued vacation pay liability | 672 | 566 | 589 | 5 | 5 |
| Accrued financial expenses | 270 | 218 | 265 | 2 | 12 |
| Other items | 3,638 | 3,690 | 3,139 | 46 | 79 |
| **Total** | **4,894** | **4,842** | **4,511** | **59** | **109** |

Other items include liabilities to personnel pertaining to salaries and bonus of SEK 636 M (735) and bonuses, discounts to customers SEK 701 M in 2003.

## NOTE 26 Contingent liabilities

| SEK M | Group 2003 | Group 2002 | Group 2001 | Parent Company 2003 | Parent Company 2002 |
|---|---|---|---|---|---|
| Discounted bills | 3 | 1 | 1 | – | – |
| Guarantees for | | | | | |
| – employees | 4 | 6 | 5 | 3 | 3 |
| – associated companies | 63 | 81 | 50 | – | – |
| – customers and others | 33 | 33 | 27 | – | – |
| – subsidiaries | – | – | – | 18,990 | 21,056 |
| Other contingent liabilities | 59 | 26 | 41 | 8 | 10 |
| **Total** | **162** | **147** | **124** | **19,001** | **21,069** |

A so-called Control Agreement was established during 1997 between SCA, through its German holding company SCA Group Holding (Deutschland) GmbH, and PWA (name changed to SCA Hygiene Products AG) effective 1 January 1998. The agreement is valid until further notice with a mutual cancellation notice period of six months. The offer to the remaining shareholders to purchase their shares for DEM 281 per share still applies pending legal consideration of the underlying valuation, which may also affect the obligation to pay an annual dividend of DEM 17.15 per share to the remaining minority shareholders. The Control Agreement entails a liability for the German holding company to carry any losses that arise in SCA Hygiene Products AG during the period of the agreement. SCA has provided a surety for the German holding company's commitments pursuant to the Control Agreement.

SCA entered into lease-out/lease-in transactions during 1996 with American banks as counterparties pertaining to the two LWC plants in Ortviken, Sweden. The terms of the contracts were originally 32 and 36 years. However, SCA has the opportunity to cancel the transactions in 2014 and 2015, respectively, without incurring any financial consequences. At the time the transactions were effected, the net present value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 611 M. This amount, in accordance with the agreements, is partly deposited in accounts in banks with at least

▷▷▷

## NOTE 26 Contingent liabilities, *(cont.)*

AA rating, and partly in U.S. securities with an AAA rating. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. Moreover, SCA is liable to take such action if the depositary bank's rating falls below A. The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 1996 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfill, or cannot fulfill the leasing contracts, SCA is liable to compensate the counterparties for financial losses which may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 20% of the present value of the leasing amount. The agreements were composed and examined by legal experts in Sweden and the U.S. and are considered to follow the standard practice for lease-out/lease-in transactions.

During 2000, SCA entered into a leasing transaction with American banks as counterparties pertaining to the Östrand pulp mill in Timrå, Sweden. The term of the transaction was originally 30 years. However, SCA has the opportunity to cancel the transactions in 2017 without incurring any financial consequences. At the time the transactions were effected, the current value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 442 M. Of this amount, in accordance with the agreement, an amount corresponding to SEK 3.6 billion is partly deposited in accounts in banks with an AA rating, and partly in US securities with a AAA rating. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 2000 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfill, or cannot fulfill the leasing contracts, SCA is liable to compensate the counterparties for economic losses that may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 15% of the present value of the leasing amount. The agreements, as in the 1996 transactions, were composed and examined by legal experts in Sweden and the US and are considered to follow the standard practice for this type of transaction.

The three ships which are included in SCA's distribution system are owned and financed by three bank-controlled companies. The vessels are operated by Gorthon Lines AB under three so-called bare-boat charters and are placed at the disposal of SCA Transforest by Gorthon Lines AB under three time charters. In the event that Gorthon Lines AB does not fulfill its obligations to the owners, SCA Transforest is committed to assume the bare-boat charters on behalf of Gorthon Lines AB or acquire the vessels.

During 2001, certain subsidiaries in France, the UK and Germany entered into agreements with bank-controlled companies pertaining to the ongoing sale of certain accounts receivables through a so-called securitization program. Sold accounts receivable are reported in the consolidated accounts as a reduction in the accounts receivable line item. As a hedge against losses, the buying company receives a certain portion of the consideration for the accounts receivables. This amount is reported under other current receivables. The current costs for the program is reported as a financial expense. During the term of this program there is monthly settlement and the interest-rate adjustment term is less than 30 days. The total net proceeds amounted at the close of 2003 to SEK 1,269 M.

In raising certain credits, at the request of the lender, companies in the Group provided letters of comfort and other, similar support letters. To the extent that similar documents are not reported as contingent liabilities, the assessment was made that said documents cannot serve as a basis for payment obligations. In addition, a negative clause was included in certain loan agreements, with the consequence that the borrower cannot, without the approval of the lender, pledge collateral for other commitments during the credit period.

In the sale of companies and operations SCA has provided the customary seller guarantees.

## NOTE 27 Assets pledged

| | Group | | | | | | Parent Company | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| SEK M | Owed to credit institutions | Other interest-bearing debt | Other | Total 2003 | Total 2002 | Total 2001 | Owed to credit institutions | Other interest-bearing debt | Other | Total 2003 | Total 2002 |
| Real estate mortgages | 1,711 | 2 | 0 | 1,713 | 1,538 | 656 | 481 | – | – | 481 | 481 |
| Chattel mortgages | 24 | 29 | 8 | 61 | 119 | 95 | – | 20 | – | 20 | 20 |
| Other mortgages | 0 | 0 | 37 | 37 | 38 | 40 | – | – | 37 | 37 | 38 |
| **Total** | **1,735** | **31** | **45** | **1,811** | **1,695** | **791** | **481** | **20** | **37** | **538** | **539** |

Certain of these assets were pledged as collateral for debt amounting to SEK 163 M (272; 56) at year-end 2003. Outstanding real-estate mortgages include pledges for loans that are nearly fully amortized but the pledge renders with the counterparty until the loan is fully amortized.

## NOTE 28 Tax assessment values

Tax assessment values relate to assets in Sweden, as follows:

| | Group | | | Parent Company | |
|---|---|---|---|---|---|
| SEK M | 2003 | 2002 | 2001 | 2003 | 2002 |
| Buildings | 2,567 | 3,642 | 3,619 | 11 | 12 |
| Land and other property | 10,543 | 8,024 | 8,471 | 8,200 | 7,877 |
| **Total** | **13,110** | **11,666** | **12,090** | **8,211** | **7,889** |

The book value of buildings with tax assessment values in accordance with the above was SEK 1,690 M (1,556; 1,461) in the Group. The book value of land and other property with tax values in accordance with the above was SEK 7,791 M (6,097; 6,073) in the Group.

## NOTE 29 Value of forestland

| SEK M | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Book value | 9,325 | 5,870 | 5,851 | 5,037 | 4,702 |
| Tax assessment value, forestland | 2,530 | 1,654 | 2,096 | 1,598 | 1,034 |
| Taxed forestry value | 7,858 | 6,223 | 6,230 | 6,231 | 6,230 |
| **Tax value forest, total** | **10,388** | **7,877** | **8,326** | **7,829** | **7,264** |

The forestry value is the value of SCA forestland with growing forest. The value is calculated based on the land's production capability (site quality class), timber volume and felling costs.

The tax value of forestland is included in reported tax value of land and other property in Note 28.

## NOTE 30 Number of employees and wages, salaries and remuneration

| Average number of employees | 2003 | 2002 | 2001 |
|---|---|---|---|
| Parent Company | 78 | 77 | 71 |
| *of whom, women* | *50%* | *52%* | *49%* |
| Subsidiaries, Sweden | 6,184 | 6,127 | 6,205 |
| *of whom, women* | *22%* | *23%* | *24%* |
| Subsidiaries, other countries | 35,365 | 35,332 | 35,773 |
| *of whom, women* | *25%* | *24%* | *23%* |
| Joint-venture companies | 2,564 | 1,838 | – |
| *of whom, women* | *24%* | *27%* | – |
| **SCA Group total** | **44,191** | **43,374** | **42,049** |
| *of whom, women* | *24%* | *24%* | *23%* |
| Number of countries | 44 | 43 | 43 |

Women comprise 6% of the total number of Board members and senior executives.

▷▷▷

## NOTE 30 Number of employees and wages, salaries and remuneration, *(cont.)*

| Wages, salaries and remuneration, SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Parent Company** | | | |
| Board of Directors[1], President and Exec. VPs | 17 | 28 | 20 |
| *of which, variable salary* | *1* | *10* | *3* |
| Other employees | 53 | 59 | 46 |
| **Total, Parent Company** | **70** | **87** | **66** |
| **Subsidiaries** | | | |
| Board of Directors, President and Exec. VPs | 232 | 323 | 125 |
| *of which, variable salary* | *57* | *51* | *28* |
| Other employees | 12,866 | 12,313 | 12,605 |
| **Total, subsidiaries** | **13,098** | **12,636** | **12,730** |
| **Joint-venture companies** | | | |
| Boards of Directors, Presidents and Exec. VPs | 22 | 48 | – |
| *of which, variable salary* | – | *2* | – |
| Other employees | 288 | 282 | – |
| **Total Joint-venture companies** | **310** | **330** | **–** |
| **Group total** | **13,478** | **13,053** | **12,796** |
| *of which, Boards of Directors, Presidents and Exec. VPs* | *271* | *399* | *145* |
| *of which, variable salary* | *58* | *63* | *31* |

[1] Includes the Board fees decided by the Annual General Meeting of SEK 3.5 M (2.6; 2.6), which is distributed with SEK 1,050,000 to the Board Chairman and SEK 350,000 to each of the other Board members elected at the Annual General Meeting. In addition, SEK 50,000 is included in remuneration for committee work to each of the Board members in the salary committee and the committee for preparation and proposal regarding the election of auditors.

| Statutory and contractual payroll expenses, SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Parent Company | 53 | 66 | 49 |
| *of which, pension costs [1]* | *29* | *22* | *30* |
| Subsidiaries | 3,996 | 3,698 | 3,525 |
| *of which, pension costs* | *1,299* | *944* | *635* |
| Joint Venture companies | 70 | 51 | – |
| *of which, pension costs* | *20* | *33* | – |
| **Group total** | **4,119** | **3,815** | **3,574** |
| *of which, pension costs[2]* | *1,348* | *999* | *665* |

[1] *SEK 14 M (12;13) of Parent Company pension costs pertain to the Board, President and* Exec. VPs. Former Presidents, Exec. VPs and their survivors are included. The company's outstanding pension commitments to them amount to SEK 162 M (157; 119).

[2] SEK 46 M (40; 45) of pension costs pertain to the Boards, Presidents and Exec. VPs. Former Presidents, Exec. VPs and their survivors are included. The company's outstanding pension commitments to them amount to SEK 287 M (344; 293).

| Distribution of employees by age groups | 21–30 | 31–40 | 41–50 | 51–60 |
|---|---|---|---|---|
| | 18% | 32% | 29% | 18% |

Slightly less than 2% of SCA's employees are under the age of 20, and slightly less than 2% are older than 60.

During 2003, SCA invested approximately SEK 120 M in competence-enhancement measures, corresponding to slightly less than SEK 3,000 per employee.

The added-value per employee in 2003 amounted to SEK 535,000 (599,000).

The proportion of college-educated personnel amounts to slightly more than 10%. During 2003, 4,788 persons left SCA while 5,477 were added. The figures include voluntary severance as well as the effects of rationalization measures and layoffs. In addition, a significant portion relates to summer jobs for students and seasonal work within forest management, etc.

The total absence due to illness amounts in the Parent Company to 2% (women 2%; men 1%). Some 26% of women's absences are long-term (men 0%).

## NOTE 31 Remuneration to senior executives

### Principles

A fee is paid to the Board Chairman and other members elected by the Annual General Meeting in accordance with the decision of the Annual General Meeting. A separate fee is paid for work carried out in Board committees. Distribution of fees 2003 is presented in Note 30.

Remuneration to the CEO and other senior executives comprises a base salary, any variable remuneration, other benefits and pension. Other senior executives include vice presidents, business group presidents, head of central staff units, and heads of corporate staff units; see page 88–89 for composition of the groups.

The distribution between base salary and variable remuneration must be in proportion to the executive's responsibility and authority. For the CEO, as well as other senior executives, the variable remuneration is maximized at 50% of the base salary. The variable remuneration shall be based on the outcome in relation to established goals and, to the extent possible, be linked to the value development for the SCA share that accrues to the shareholders. With regard to the company's variable remuneration, see below under variable remuneration.

Pension benefits, variable remuneration and other benefits to the CEO and other senior executives comprise parts of the total remuneration.

### Remuneration and other benefits during the year

| SEK M | Base salary/ Board fees | Variable remuneration | Other remuneration | Pension benefit costs | Total |
|---|---|---|---|---|---|
| Board Chairman (formerly CEO) | 1,150,000 | – | 313,420 | 144,707 | 1,608,127 |
| CEO | 5,565,360 | 696,000 | 302,092 | 2,124,448 | 8,687,900 |
| Other senior executives (14 persons) | 40,871,577 | 6,426,195 | 3,451,618 | 15,744,071 | 66,493,461 |
| **Total** | **47,586,937** | **7,122,195** | **4,067,130** | **18,013,226** | **76,789,488** |

Comments to table

- In applying the company's earlier contract with him, the Chairman of the Board, who was previously CEO and Group President in SCA, from the date he left employment in 2002 and until he reaches age 65, he will in all significant respects remain at the remuneration level that is comparable to his previous employment benefits (excluding variable remuneration). In addition to contractual pension, he will accordingly receive an annual supplementary amount, which for 2003 amounted to SEK 1,766,664. As shown in the table above he also received fees for serving as Board Chairman and in its salary committee and the committee for preparation and proposal regarding election of the auditors, SEK 1,150,000. The CEO assumed his position in April 2002 and during 2002 received salary in this position under the remaining part of the year. A salary increase of 5.5% was decided for the CEO in 2003 and 3.5% for 2004.
- Variable remuneration covers fiscal 2003 but is paid during 2004. For information about how the variable remuneration is calculated, see below under Variable remuneration.
- Other benefits pertain to housing and a company car (excluding fuel).
- Most of the Group's senior executives have defined-benefit pension plans. Pension costs pertain to the costs that affected earnings for the year, excluding special salary tax. For additional information about pensions, see below under Pensions and severance pay.

▷▷▷

**NOTE 31 Remuneration to senior executives,** *(cont.)*

### Variable remuneration

SCA's variable remuneration program involves executives at the Group and business group level. The outcome for 2003 could amount to a maximum of 30% of the base salary, with the potential to reach an additional 20% if the set cash flow was exceeded by at least 15% and the value trend for SCA's series B share was at least as good as SCA's competitors, both in Sweden and abroad.

For 2004 and onwards, the program involves a cash flow and share-related component which, combined, can give a maximum remuneration amounting to 50% (60% for North American managers) of the annual base salary.

The cash flow-related component is based on an earnings period of one year. The outcome, which for 2004 and 2005 may amount to a maximum of 50% (60% for North American managers) of the base salary and from 2006 and onwards to a maximum of 25% (30% for North American managers), is dependent on whether or not the predetermined targets for operating cash flow are achieved. Any result is paid in cash after the close of each earnings period. The target for the CEO, Executive Vice Presidents and business group presidents is set annually by the Board of Directors Salary Committee. The targets for other executives are determined by the CEO.

Similarly, the share-related component is based on an earnings periods of one year, beginning in 2006, however. The result depends on how the value (referred to as real return) of SCA's series B share progresses over a three-year period in relation to the value trend among SCA's competitors in Sweden and abroad. Activation requires that the real return for SCA series B share exceeds the average real return among a comparative group. The maximum annual return is 25% (30% for North American executives) of the base salary during the particular earnings period. Any result is paid in cash.

For the CEO, the program for 2003 resulted in remuneration corresponding to 12% of the base salary, which will be paid in 2004.

For other senior executives, the program resulted in remuneration corresponding to 11–30% of the base salary, which will be paid during 2004.

### Financial instruments, etc.

| | Stock options | |
|---|---|---|
| Previous years' programs | 2001/2008 Amount | 2002/2009 Amount |
| Board Chairman (formerly CEO) | 40,000 | 40,000 |
| CEO | 20,000 | 35,000 |
| Other senior executives | 159,333 | 187,000 |
| **Total** | **219,333** | **262,000** |

Comments to table

- At 31 December 2003, senior executives held stock options from the 2001/2008 and 2002/2009 programs. For more detainee terms and conditions for these programs, refer below. Other programs from previous years have now terminated.
- During 2001 and 2002, about 200 senior executives received stock options at no cost at a value (theoretically calculated) which on the date did not exceed about 20% of the particular executive's base salary. The total number of stock options for both years allotted to the specific executives amounted to about 1,800,000. The lifetime of the options is seven years and one-third of them may be exercised after one year, one-third after two years and the remaining 1/3 after three years. When exercising the options, the employee must make payment corresponding to the average latest paid price for series B shares in SCA during a certain period prior to the allotment date. For options allotted in 2001, the exercise price was set at the average share price during ten-day period in May 2001, SEK 220.00. For the options allotted in 2002, the exercise price was set at the average share price during ten-day period in May 2002, SEK 347.50. The options have so many entitlement restrictions that they are considered to lack market value. A theoretical value has been calculated based on the Black & Scholes valuation model. Based on analysis of the historical volatility for the company's and comparable companies' market prices, the expected volatility during the lifetime of the options is calculated at 25%. The entitlement restrictions have a value-reducing effect which, among other factors, is calculated based on the company's expected personnel turnover and the probability of exercise before expiration. In total, the estimated value reduction corresponds to 30% in relation to the value calculated for the stock options in accordance with the Black & Scholes valuation model. The theoretical value of the options at 31 December 2003 has been calculated for the 2001 allotted options at about SEK 58 per option and the 2002 allotted options at about SEK 28 per option. The expenses for social fees at exercise of the stock options has been hedged with regard to increases in the price of the SCA share. The risk of a downturn in the share price is not hedged. A decline to a price of SEK 200 would result in a financial cost of about SEK 36 M. Hedging is conducted in share swaps at a nominal SEK 115 M. The market value at year-end was about SEK 2 M. The hedging transactions will be recognized in income in pace with exercise of the options and subsequently the social costs arise.
- During 2003, other senior executives exercised 11,000 options from the 2001/2008 program.

### Pensions and severance pay

The pension agreement for the CEO, who has a defined-benefit plan, is formulated so that the old-age pension (including general pension benefits) is paid from the age of 65 at 70% of salary at retirement (excluding variable remuneration). However, he is entitled to retire at 60, with 70% of salary at retirement (excluding variable remuneration) between the ages of 60 and 65 and subsequently with 50% of salary at retirement (excluding variable remuneration). In both cases, full pension is contingent upon employment being sustained in the Group during at least 20 years from the date the CEO reached 40 years of age. Upon termination of employment prior to age 65, a paid-up policy is received for pension payments from age 65 or 60. This is contingent upon employment being sustained in the Group during at least 3 years from the date the CEO reached 40 years of age. In addition, beneficiaries' pension amounts to about 50% of retirement pension.

The agreement with the CEO stipulates a period of notice of termination of two years if such notice is given by the company. The CEO has a corresponding right with a period of termination of one year. If notice is given by the company, the CEO is not obligated to serve during the period of notification. The agreement does not contain any stipulations with regard to severance pay.

In the case of most of the other senior executives in the Group there is a defined-benefit pension plan, which grants the executive the right at age 65 to receive a pension (including general pension benefits) at up to 70% of the salary (excluding variable salary). However, they are entitled to retire at 60 with 70% of the salary at retirement (excluding variable remuneration), between 60 and 65 and subsequently with 50% of the salary at retirement (excluding variable remuneration). Normally, full pension requires the executive having been employed in the Group for 20 years. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 65 or 60, under the condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. In addition, beneficiaries' pension amounts to about 50% of retirement pension.

In normal cases, a notification period of two years applies between the company and other senior executives at notice given by the company. The executive has a corresponding right with a period of notification of one year. In normal cases, the executive is expected to remain at the company's disposal during the period of termination. The agreement does not contain any stipulations with regard to severance pay.

### Preparation and decision processes

During the year, the Salary Committee submitted to the Board recommendations regarding the principles for remuneration of senior executives. The recommendation contained the proportions between fixed and variable remuneration and the size of any salary increases. In addition, the Salary Committee proposed criteria for assessing variable remuneration and pension terms.

The Board discussed the Salary Committee proposal and decided based on the committee's recommendations.

The remuneration to the Board Chairman and CEO for fiscal 2003 was decided by the Board based on the Salary Committee's recommendation. The Board Chairman and the CEO did not participate in remuneration matters pertaining to themselves. Remuneration to other senior executives was decided by the Salary Committee based on the recommendation of the CEO.

When it was deemed appropriate, the work of the Salary Committee was carried out with the support of external expertise. For information amount the composition of the Salary Committee, see page 10.

**NOTE 32 Part ownership and option program**

In 1998, employees in ten countries were offered the chance to invest in so-called options convertibles in order to become part-owners in SCA with a limited amount of risk. Subscription could occur in blocks of not less than SEK 9,756 (1 lot) and not more than SEK 487,800 (50 lots). In total, approximately 12,000 employees subscribed for options totaling SEK 296 M. The program extended for five years and was terminated in 2003. Each subscription lot consists of 36 convertibles and 54 options, each carrying the right for conversion/subscription to one Class B share in SCA. Conversion was effected during the period 2 June – 25 August 2003, while subscription through exercise of the warrants can be effected during the period 1 October 1998 – 25 August 2003. Conversion price/subscription price was set at SEK 271. After adjustment for new issues in 1999, each convertible carried rights to 1.06 shares and each warrant to subscribe for 1.06 shares. The adjusted conversion/exercise price was SEK 255.80 per share.

In 1999, senior executives in the Group were invited to participate in a five-year option program. Custos, Industrivärden and Skandia issued a total of 942,000 call options. The price of the options was established at SEK 20 per option, which was the market price. Each call option grants the right, from 26 April 2004 through 28 May 2004, to acquire one B share in SCA at a redemption price of SEK 283. After adjustment for the new issue in 1999, each call option carries rights to acquire 1.06 shares at an exercise price of SEK 266.79 per share. The exercise price will be adjusted if dividend growth deviates from the assumed level of 13% annually.

**Specification to Note 13**

**Parent Company shareholdings in subsidiaries 31 Dec. 2003**

| Company name | Reg. no. | Registered office | No. of shares | Capital % | Book value, SEK M |
|---|---|---|---|---|---|
| **Swedish subsidiaries:** | | | | | |
| AB SCA Finans | 556108-5688 | Stockholm | 420,750 | 100 | 4,650 |
| Fastighets- och Bostadsaktiebolaget FOBOF | 556047-8520 | Stockholm | 1,000 | 100 | 0 |
| SCA Försäkringsaktiebolag | 516401-8540 | Stockholm | 140,000 | 100 | 14 |
| SCA Kraftfastigheter AB | 556449-7237 | Stockholm | 1,000 | 100 | 0 |
| SCA Recovered Papers Holding AB | 556537-5739 | Stockholm | 1,000 | 100 | 0 |
| SCA Research AB | 556146-6300 | Stockholm | 1,000 | 100 | 0 |
| **Foreign subsidiaries:** | | | | | |
| SCA Group Holding B.V. | 33181970 | Amsterdam | 246,347 | 100 | 45,754 |
| SCA Reinsurance Ltd. | 168575 | Dublin | 5,000,000 | 100 | 116 |
| **Book value, subsidiaries** | | | | | **50,534** |

**Group holdings of shares and participations in associated companies, 31 Dec. 2003**

| Company name | Reg. no. | Registered office | No. of shares | Capital % | Book value, SEK M |
|---|---|---|---|---|---|
| SCA Weyerhaeuser Packaging Holding Co Asia Ltd | F8093 | Hong Kong | 158,720 | 50 | 23 |
| Staper Ltd | 1130403 | Aylesford | 100,000 | 50 | 5 |
| Lantero Carton SA | A-81907701 | Madrid | 10,000 | 25 | 257 |
| Saningen S.p.a | 02898540725 | Bari | 5,703 | 20 | 7 |
| Saniroll s.r.l | 04345820726 | Biletto | 190,718 | 19 | 3 |
| Cartografica Galeotti SPA | 1333330464 | Lucca | 16,666 | 33 | 10 |
| Herrera Holding Inc | A200100676 | Makati City | 12,832 | 40 | 2 |
| Tuscarora (Ireland) Ltd | 211813 | Navan Co Meath | 100 | 50 | 2 |
| Papyrus | FN124517p | Vienna | 1 | 32 | 16 |
| GAE Smith | 1075198 | Leicester | 44,300 | 50 | 62 |
| Sundsvallshamn AB | 556015-8072 | Sundsvall | 27,000 | 45 | 11 |
| Others | | | | | 14 |
| **Book value, associated companies** | | | | | **412** |

**Specification to Note 13,** *(cont.)*

Group holdings of shares and participations in major companies 31 Dec. 2003. The list of companies includes those with sales exceeding SEK 500 M in 2003.

| Company name | Reg. no. | Registered office | Capital % |
|---|---|---|---|
| **Subsidiaries** | | | |
| SCA Hygiene Products GmbH. Mannheim | HRB3248 | Mannheim | 100% |
| SCA Hygiene Products GmbH. Wiesbaden | HRB5301 | Wiesbaden | 100% |
| SCA Hygiene Products AG | 010.3.917.992-8 | Regensdorf | 100% |
| SCA Hygiene Products GmbH. Vienna | FN49537z | Vienna | 100% |
| SCA Hygiene Products SA-NV. Belgium | Verviers 038415 | Stembert | 100% |
| SCA Hygiene Products S,A,. France | 475581948 | Linselles | 100% |
| SCA Hygiene Products (Fluff) Ltd | 577116 | Dunstable | 100% |
| SCA Hygiene Products Nederland B,V, | 30135724 | Zeist | 100% |
| Uni-Charm Mölnlycke B,V, | 330631 | Hoogezand | 40% |
| SCA Hygiene Products Incontinence Care | 2603920121 | Milan | 100% |
| SCA Hygiene Products S,p,A, | 7607890154 | Italy | 100% |
| SCA Hygiene Paper Espana SL | B61534731 | Valls | 100% |
| SCA Hygiene Products spol,s,r,o, | 31723837 | Gemerská Horka | 100% |
| SCA Hygiene Products AB | 556007-2356 | Härryda | 100% |
| SCA Hygiene Products A/S. Denmark | 30877 | Alleröd | 100% |
| SCA Hygiene Products A/S. Norway | 915620019 | Tönsberg | 100% |
| SCA Hygiene Products Kft | 13-09-063186 | Budapest | 100% |
| OY SCA Hygiene Products AB | FI01650275 | Helsinki | 100% |
| SCA Incontinence Care Inc | 23-2832852 | Delaware | 100% |
| SCA Tissue North America LLC | 58-2494137 | Delaware | 100% |
| Tuscarora Inc | 25-1119372 | Pennsylvania | 100% |
| SCA Hygiene Products Inc | 421987 | Ontario | 100% |
| SCA Graphic Sundsvall AB | 556093-6733 | Sundsvall | 100% |
| SCA Timber AB | 556047-8512 | Sundsvall | 100% |
| SCA Skog AB | 556048-2852 | Sundsvall | 100% |
| SCA Transforest AB | 556431-6965 | Sundsvall | 100% |
| SCA Graphic Laakirchen AG | FN171841H | Laakirchen | 100% |
| SCA Emballage France SA | B352398796 | Cergy | 100% |
| Huges Nicolett SA | B662001171 | Neuilly sur Seine | 100% |
| SCA Packaging Belgium NV | 153373 | Gent | 100% |
| SCA Packaging Switzerland AG | 400.3.006.269-5 | Oftringen | 100% |
| SCA Packaging Ltd | 192236 | Aylesford | 100% |
| SCA Packaging Benelux BV | 8046917 | Eerbeek | 100% |
| SCA Packaging De Hoop BV | 8000416 | Eerbeek | 100% |
| SCA Packaging Deutschland AG & Co KG | HRA3009 | Mannheim | 100% |
| Verpackung + display GmbH & Co | HRA1127 | Fulda | 100% |
| SCA Packaging Containerboard Deutschland GmbH | HRB3097 | Traunstein | 100% |
| SCA Packaging Djursland AS | 32797 | Grenå | 100% |
| SCA Packaging Finland Oy | 8615544 | Tammerfors | 100% |
| SCA Packaging Obbola AB | 556147-1003 | Umeå | 100% |
| SCA Packaging Munksund AB | 556237-4859 | Piteå | 100% |
| SCA Packaging Sweden AB | 556036-8507 | Värnamo | 100% |
| SCA Packaging Fulda GmbH | HBR902 | Fulda | 100% |
| SCA Recycling Deutschland GmbH | HR B 12280 | Traunstein | 100% |
| SCA Recycling UK ltd | 214967 | Aylesford | 100% |
| **Joint ventures** | | | |
| Aylesford Newsprint Holdings Ltd | 2816412 | Aylesford | 50% |
| Sancela S,A, De CV | SAN-790424-8KI | Mexico City | 49% |
| Sancela (Holding) Pty Ltd | ANC 005442375 | Clayton | 50% |
| Productos Familia S,A,. Colombia | Sahrecertif. 1260 | Medellin | 50% |
| Central Package (Singapore) Private Ltd | 197200514H | Singapore | 65 % |

The complete statutory specifications are included in the Annual report submitted to the National Swedish Patent and Registration Office. This specification for the years 1999–2003 is available from SCA, Group Secretariat, Box 7827, SE-103 97 Stockholm, Sweden.

# Proposed disposition of earnings

As shown in the consolidated balance sheet, distributable shareholders' equity amounts to SEK 31,680 M.
Distributable shareholders' equity at the Parent Company:

| | |
|---|---|
| retained earnings | 11,587,227,067 |
| earnings for the year | 2,529,407,605 |
| **Total SEK** | **14,116,634,672** |

The Board of Directors and the President recommend:

| | |
|---|---|
| to be distributed to the shareholders, a dividend of SEK 10.50 per share | 2,449,832,973 [1] |
| retained earnings to be carried forward | 11,666,801,699 |
| **Total SEK** | **14,116,634,672** |

Stockholm, 20 February 2004

Sverker Martin-Löf
Chairman

Jörgen Andersson | Rolf Börjesson | Sören Gyll

Tom Hedelius | Bruno Lundgren | Anders Nyrén

Lars Ramqvist | Alf Söderlund | Indra Åsander

Jan Åström
President

Our audit report was submitted on 20 February 2004

Robert Barnden
Authorized Public Accountant

# Audit report

**To the general meeting of the shareholders of Svenska Cellulosa Aktiebolaget SCA (publ)**
**Reg. No: 556012-6293**

We have audited the Parent Company and the consolidated financial statements, the accounts and the administration of the Board of Directors and the President of Svenska Cellulosa Aktiebolaget SCA (publ) for 2003. These accounts and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the financial statements and the administration based on our audit.

We conducted our audit in accordance with Generally Accepted Auditing Standards in Sweden. Those Standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the financial statements. As a basis for our opinion, we examined significant decisions, actions taken and circumstances of the Company in order to be able to determine the possible liability to the Company of any Board member or the President. We have also examined whether any Board member or the President acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

In our opinion, the Parent Company and the consolidated financial statements have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the Group's results and financial position in accordance with Swedish Generally Accepted Accounting Principles.

We recommend that the General Meeting adopt the income statements and the balance sheets of the Parent Company and the Group, that the profit of the Parent Company be dealt with in accordance with the proposal in the Board of Directors' Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, 20 February 2004

PricewaterhouseCoopers AB

Robert Barnden
Authorized Public Accountant

# Quarterly data

## Business areas

| (SEK M) | Full year 2003 | 2003 IV | 2003 III | 2003 II | 2003 I | Full year 2002 | 2002 IV | 2002 III | 2002 II | 2002 I |
|---|---|---|---|---|---|---|---|---|---|---|
| **NET SALES** | | | | | | | | | | |
| Hygiene Products | 42,981 | 10,531 | 10,753 | 10,791 | 10,906 | 45,197 | 11,240 | 11,481 | 11,790 | 10,686 |
| *Consumer Tissue* | *14,824* | *3,759* | *3,618* | *3,630* | *3,817* | *15,194* | *4,024* | *3,916* | *4,029* | *3,225* |
| *Tissue for bulk consumers – AFH* | *11,389* | *2,628* | *2,928* | *2,920* | *2,913* | *12,280* | *2,899* | *3,088* | *3,207* | *3,086* |
| *Personal Care* | *16,768* | *4,144* | *4,207* | *4,241* | *4,176* | *17,723* | *4,317* | *4,477* | *4,554* | *4,375* |
| Packaging | 30,029 | 7,459 | 7,434 | 7,421 | 7,715 | 30,549 | 7,940 | 7,780 | 7,489 | 7,340 |
| Forest Products | 14,081 | 3,736 | 3,378 | 3,406 | 3,561 | 13,551 | 3,603 | 3,201 | 3,430 | 3,317 |
| *Publication papers* | *7,267* | *1,891* | *1,810* | *1,802* | *1,764* | *7,157* | *1,987* | *1,707* | *1,812* | *1,651* |
| *Pulp, Timber and Solid-wood products* | *6,814* | *1,845* | *1,568* | *1,604* | *1,797* | *6,394* | *1,616* | *1,494* | *1,618* | *1,666* |
| Other | 1,031 | 126 | 155 | 331 | 419 | 1,591 | 284 | 463 | 461 | 383 |
| Intra-Group deliveries | –2,784 | –699 | –656 | –718 | –711 | –2,842 | –638 | –678 | –815 | –711 |
| **Total net sales** | **85,338** | **21,153** | **21,064** | **21,231** | **21,890** | **88,046** | **22,429** | **22,247** | **22,355** | **21,015** |
| **OPERATING SURPLUS** | | | | | | | | | | |
| Hygiene Products | 7,280 | 1,747 | 1,824 | 1,814 | 1,895 | 7,966 | 2,002 | 2,051 | 2,054 | 1,859 |
| *Consumer Tissue* | *2,396* | *614* | *574* | *562* | *646* | *2,676* | *698* | *684* | *688* | *606* |
| *Tissue for bulk consumers – AFH* | *1,668* | *340* | *438* | *433* | *457* | *1,885* | *481* | *472* | *487* | *445* |
| *Personal Care* | *3,216* | *793* | *812* | *819* | *792* | *3,405* | *823* | *895* | *879* | *808* |
| Packaging | 4,124 | 965 | 1,036 | 1,023 | 1,100 | 4,646 | 1,195 | 1,240 | 1,081 | 1,130 |
| Forest Products | 2,744 | 763 | 644 | 634 | 703 | 3,009 | 798 | 677 | 748 | 786 |
| *Publication paper* | *1,501* | *420* | *339* | *316* | *426* | *1,806* | *509* | *380* | *449* | *468* |
| *Pulp, Timber and Solid-wood products* | *1,243* | *343* | *305* | *318* | *277* | *1,203* | *289* | *297* | *299* | *318* |
| Other | 97 | 127 | –69 | –78 | 117 | –287 | –104 | –67 | –62 | –54 |
| **Total operating surplus** | **14,245** | **3,602** | **3,435** | **3,393** | **3,815** | **15,334** | **3,891** | **3,901** | **3,821** | **3,721** |
| **OPERATING PROFIT** | | | | | | | | | | |
| Hygiene Products | 4,820 | 1,184 | 1,169 | 1,192 | 1,275 | 5,487 | 1,357 | 1,419 | 1,428 | 1,283 |
| *Consumer Tissue* | *1,416* | *402* | *308* | *311* | *395* | *1,686* | *431* | *435* | *414* | *406* |
| *Tissue for bulk consumers – AFH* | *1,001* | *178* | *264* | *271* | *288* | *1,213* | *318* | *304* | *325* | *266* |
| *Personal Care* | *2,403* | *604* | *597* | *610* | *592* | *2,588* | *608* | *680* | *689* | *611* |
| Packaging | 2,482 | 538 | 631 | 622 | 691 | 3,065 | 786 | 839 | 702 | 738 |
| Forest Products | 1,559 | 469 | 352 | 331 | 407 | 1,986 | 560 | 406 | 488 | 532 |
| *Publication paper* | *662* | *208* | *140* | *103* | *211* | *1,014* | *305* | *181* | *251* | *277* |
| *Pulp, Timber and Solid-wood products* | *897* | *261* | *212* | *228* | *196* | *972* | *255* | *225* | *237* | *255* |
| Other | 26 | 69 | –74 | –81 | 112 | –300 | –108 | –70 | –63 | –59 |
| **Operating profit before goodwill amortization** | **8,887** | **2,260** | **2,078** | **2,064** | **2,485** | **10,238** | **2,595** | **2,594** | **2,555** | **2,494** |
| Goodwill amortization * | –1,130 | –296 | –276 | –273 | –285 | –1,137 | –277 | –295 | –291 | –274 |
| **Total operating profit** | **7,757** | **1,964** | **1,802** | **1,791** | **2,200** | **9,101** | **2,318** | **2,299** | **2,264** | **2,220** |
| * Goodwill amortization: | | | | | | | | | | |
| Hygiene Products | –412 | –110 | –98 | –96 | –108 | –417 | –100 | –109 | –110 | –98 |
| Packaging | –377 | –97 | –93 | –94 | –93 | –379 | –91 | –100 | –96 | –92 |
| Cental | –341 | –89 | –85 | –83 | –84 | –341 | –86 | –86 | –85 | –84 |
| **Group** | **–1,130** | **–296** | **–276** | **–273** | **–285** | **–1,137** | **–277** | **–295** | **–291** | **–274** |
| **MARGINS** | | | | | | | | | | |
| **Operating surplus margin** | | | | | | | | | | |
| Hygiene Products | 17% | 17% | 17% | 17% | 17% | 18% | 18% | 18% | 17% | 17% |
| *Consumer Tissue* | *16%* | *16%* | *16%* | *15%* | *17%* | *18%* | *17%* | *17%* | *17%* | *19%* |
| *Tissue for bulk consumers – AFH* | *15%* | *13%* | *15%* | *15%* | *16%* | *15%* | *17%* | *15%* | *15%* | *14%* |
| *Personal Care* | *19%* | *19%* | *19%* | *19%* | *19%* | *19%* | *19%* | *20%* | *19%* | *18%* |
| Packaging | 14% | 13% | 14% | 14% | 14% | 15% | 15% | 16% | 14% | 15% |
| Forest Products | 19% | 20% | 19% | 19% | 20% | 22% | 22% | 21% | 22% | 24% |
| *Publication paper* | *21%* | *22%* | *19%* | *18%* | *24%* | *25%* | *26%* | *22%* | *25%* | *28%* |
| *Pulp, Timber and Solid-wood products* | *18%* | *19%* | *19%* | *20%* | *15%* | *19%* | *18%* | *20%* | *18%* | *19%* |
| **Operating margin excl. goodwill amortization** | | | | | | | | | | |
| Hygiene Products | 11% | 11% | 11% | 11% | 12% | 12% | 12% | 12% | 12% | 12% |
| *Consumer Tissue* | *10%* | *11%* | *9%* | *9%* | *10%* | *11%* | *11%* | *11%* | *10%* | *13%* |
| *Tissue for bulk consumers – AFH* | *9%* | *7%* | *9%* | *9%* | *10%* | *10%* | *11%* | *10%* | *10%* | *9%* |
| *Personal Care* | *14%* | *15%* | *14%* | *14%* | *14%* | *15%* | *14%* | *15%* | *15%* | *14%* |
| Packaging | 8% | 7% | 8% | 8% | 9% | 10% | 10% | 11% | 9% | 10% |
| Forest Products | 11% | 13% | 10% | 10% | 11% | 15% | 16% | 13% | 14% | 16% |
| *Publication papers* | *9%* | *11%* | *8%* | *6%* | *12%* | *14%* | *15%* | *11%* | *14%* | *17%* |
| *Pulp, Timber and Solid-wood products* | *13%* | *14%* | *14%* | *14%* | *11%* | *15%* | *16%* | *15%* | *15%* | *15%* |

## Group

| (SEK M) | Full year 2003 | 2003 IV | 2003 III | 2003 II | 2003 I | Full year 2002 | 2002 IV | 2002 III | 2002 II | 2002 I |
|---|---|---|---|---|---|---|---|---|---|---|
| **EARNINGS** | | | | | | | | | | |
| **Net sales** | **85,338** | **21,153** | **21,064** | **21,231** | **21,890** | **88,046** | **22,429** | **22,247** | **22,355** | **21,015** |
| **Operating surplus** | **14,245** | **3,602** | **3,435** | **3,393** | **3,815** | **15,334** | **3,891** | **3,901** | **3,821** | **3,721** |
| Depreciation and write-downs according to plan, fixed assets | –5,482 | –1,369 | –1,397 | –1,353 | –1,363 | –5,314 | –1,371 | –1,350 | –1,323 | –1,270 |
| Amortization according to plan, goodwill | –1,130 | –296 | –276 | –273 | –285 | –1,137 | –277 | –295 | –291 | –274 |
| Share in earnings of associated companies | 124 | 27 | 40 | 24 | 33 | 218 | 75 | 43 | 57 | 43 |
| **Operating profit** | **7,757** | **1,964** | **1,802** | **1,791** | **2,200** | **9,101** | **2,318** | **2,299** | **2,264** | **2,220** |
| Financial items | –790 | –178 | –199 | –187 | –226 | –1,023 | –265 | –267 | –238 | –253 |
| **Earnings after financial items** | **6,967** | **1,786** | **1,603** | **1,604** | **1,974** | **8,078** | **2,053** | **2,032** | **2,026** | **1,967** |
| Income taxes | –1,861 | –358 | –465 | –466 | –572 | –2,341 | –574 | –569 | –608 | –590 |
| Minority interest | –31 | –9 | –7 | –8 | –7 | –44 | –11 | –7 | –14 | –12 |
| **Net earnings after tax** | **5,075** | **1,419** | **1,131** | **1,130** | **1,395** | **5,693** | **1,468** | **1,456** | **1,404** | **1,365** |
| **Earnings per share, SEK** | **21.84** | **6.07** | **4.88** | **4.87** | **6.02** | **24.54** | **6.33** | **6.27** | **6.05** | **5.89** |
| **MARGINS** | | | | | | | | | | |
| Operating surplus margin | 16.7% | 17.0% | 16.3% | 16.0% | 17.4% | 17.4% | 17.3% | 17.5% | 17.1% | 17.7% |
| Operating margin, excl. goodwill amortization | 10.4% | 10.7% | 9.9% | 9.7% | 11.4% | 11.6% | 11.6% | 11.7% | 11.4% | 11.9% |
| Operating margin | 9.1% | 9.3% | 8.6% | 8.4% | 10.1% | 10.3% | 10.3% | 10.3% | 10.1% | 10.6% |
| Financial net margin | –0.9% | –0.9% | –0.9% | –0.8% | –1.1% | –1.1% | –1.1% | –1.2% | –1.0% | –1.2% |
| Profit margin | 8.2% | 8.4% | 7.7% | 7.6% | 9.0% | 9.2% | 9.2% | 9.1% | 9.1% | 9.4% |

# Group by country

| | Net sales | | | | Average no. of employees[1] | | | | Salaries[1] | |
|---|---|---|---|---|---|---|---|---|---|---|
| | SEK M 2003 | % | SEK M 2002 | % | 2003 | of whom, women % | 2002 | of whom, women % | SEK M 2003 | SEK M 2002 |
| **Sweden** | **6,890** | **8** | **7,284** | **8** | **6,262** | **22** | **6,204** | **23** | **2,154** | **2,112** |
| **EU excl. Sweden** | | | | | | | | | | |
| Germany | 12,664 | 15 | 12,514 | 14 | 5,750 | 18 | 5,985 | 19 | 2,108 | 1,592 |
| UK | 11,347 | 13 | 12,381 | 14 | 5,452 | 19 | 5,712 | 18 | 1,788 | 1,952 |
| France | 8,125 | 9 | 8,217 | 9 | 3,348 | 26 | 3,522 | 25 | 954 | 929 |
| Italy | 5,713 | 7 | 5,757 | 7 | 2,312 | 17 | 2,226 | 17 | 638 | 589 |
| The Netherlands | 4,426 | 5 | 4,251 | 5 | 2,295 | 13 | 2,328 | 11 | 903 | 868 |
| Spain | 3,181 | 4 | 3,008 | 3 | 759 | 24 | 723 | 23 | 194 | 162 |
| Denmark | 3,173 | 4 | 3,272 | 4 | 1,728 | 21 | 1,747 | 21 | 696 | 680 |
| Belgium | 2,455 | 3 | 2,562 | 3 | 1,139 | 21 | 1,093 | 22 | 420 | 412 |
| Austria | 1,785 | 2 | 1,891 | 2 | 1,499 | 15 | 1,448 | 16 | 568 | 454 |
| Finland | 1,291 | 1 | 1,366 | 2 | 454 | 31 | 417 | 31 | 125 | 147 |
| Greece | 973 | 1 | 1,034 | 1 | 508 | 14 | 549 | 16 | 98 | 96 |
| Portugal | 778 | 1 | 718 | 1 | 169 | 44 | 222 | 50 | 42 | 42 |
| Ireland | 688 | 1 | 642 | 1 | 94 | 18 | 95 | 34 | 21 | 22 |
| Luxembourg | 54 | 0 | 57 | 0 | 0 | – | – | – | – | – |
| **Total EU, excl. Sweden** | **56,653** | **66** | **57,670** | **66** | **25,507** | **19** | **26,067** | **19** | **8,555** | **7,945** |
| **Rest of Europe** | | | | | | | | | | |
| Norway | 1,508 | 2 | 1,740 | 2 | 102 | 30 | 170 | 47 | 71 | 77 |
| Switzerland | 1,044 | 1 | 988 | 1 | 400 | 27 | 410 | 29 | 173 | 175 |
| Hungary | 892 | 1 | 734 | 1 | 332 | 36 | 298 | 40 | 25 | 33 |
| Czech Republic | 703 | 1 | 689 | 1 | 1,006 | 52 | 1,009 | 51 | 61 | 57 |
| Poland | 697 | 1 | 657 | 1 | 379 | 29 | 288 | 39 | 49 | 50 |
| Slovakia | 184 | 0 | 151 | 0 | 425 | 25 | 428 | 26 | 24 | 21 |
| Lithuania | 154 | 0 | 145 | 0 | 143 | 38 | 144 | 40 | 9 | 9 |
| Estonia | 123 | 0 | 126 | 0 | 73 | 26 | 83 | 24 | 5 | 8 |
| Turkey | 107 | 0 | 71 | 0 | | | – | – | – | – |
| Latvia | 84 | 0 | 120 | 0 | 22 | 64 | 28 | 64 | 3 | 4 |
| Romania | 79 | 0 | 77 | 0 | | | – | – | – | – |
| Other | 446 | 1 | 390 | 0 | | | – | – | – | – |
| **Total rest of Europe** | **6,021** | **7** | **5,888** | **7** | **2,882** | **38** | **2,858** | **40** | **420** | **434** |
| **Rest of world** | | | | | | | | | | |
| US | 10,082 | 12 | 11,726 | 13 | 5,177 | 33 | 4,827 | 32 | 1,911 | 2,157 |
| Canada | 971 | 1 | 998 | 1 | 249 | 35 | 199 | 34 | 93 | 82 |
| Colombia | 593 | 1 | 785 | 1 | 1,011 | 27 | 837 | 29 | 124 | 123 |
| Russia | 630 | 1 | 633 | 1 | 947 | 47 | 996 | 45 | 48 | 46 |
| Mexico | 534 | 1 | 604 | 1 | 483 | 37 | 434 | 35 | 35 | 40 |
| Japan | 506 | 0 | 331 | 0 | 55 | 70 | 51 | 65 | 23 | 24 |
| Other | 2,458 | 3 | 2,127 | 2 | 1,618 | 39 | 901 | 26 | 115 | 90 |
| **Total rest of world** | **15,774** | **19** | **17,204** | **19** | **9,540** | **35** | **8,245** | **33** | **2,349** | **2,562** |
| **SCA GROUP** | **85,338** | **100** | **88,046** | **100** | **44,191** | **24** | **43,374** | **24** | **13,478** | **13,053** |

[1] Including SCA's share in joint-venture companies.

# Ten-year comparison

| SEK M | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 |
|---|---|---|---|---|---|---|---|---|---|---|
| **STATEMENT OF EARNINGS** | | | | | | | | | | |
| Net sales | 85,338 | 88,046 | 82,380 | 67,157 | 64,896 | 61,273 | 58,595 | 55,405 | 65,317 | 33,676 |
| **Operating profit[1]** | **7,757** | **9,101** | **9,492** | **10,534** | **6,733** | **6,428** | **5,568** | **4,581** | **7,350** | **1,810** |
| Hygiene Products | 4,820 | 5,487 | 4,473 | 2,909 | 2,613 | 2,463 | 2,611 | 2,277 | 1,254 | 676 |
| Packaging | 2,482 | 3,065 | 3,286 | 2,977 | 2,216 | 1,510 | 1,219 | 939 | 2,370 | 910 |
| Forest Products | 1,559 | 1,986 | 2,976 | 2,720 | 2,123 | 2,046 | 1,259 | 1,352 | 2,483 | – |
| Graphic Paper | – | – | – | – | – | – | – | – | – | 495 |
| Forest and Timber | – | – | – | – | – | – | – | – | – | 869 |
| Fine Paper | – | – | – | 644 | 491 | 528 | 438 | –235 | 739 | – |
| Other operations | 26 | –300 | –233 | –18 | –108 | 285 | 384 | 436 | 299 | 193 |
| Divested units | – | – | – | – | – | 3 | 29 | 100 | 210 | 175 |
| Goodwill amortization | –1,130 | –1,137 | –1,010 | –729 | –602 | –407 | –372 | –288 | –301 | –288 |
| Nonrecurring items [2] | – | – | – | 2,031 | – | – | – | – | 296 | –1,220 |
| Financial income | 331 | 409 | 380 | 531 | 322 | 280 | 280 | 319 | 296 | 252 |
| Financial expense | –1,121 | –1,432 | –1,782 | –1,738 | –1,534 | –1,539 | –1,391 | –1,327 | –1,915 | –1,002 |
| **Earnings after financial items** | **6,967** | **8,078** | **8,090** | **9,327** | **5,521** | **5,169** | **4,457** | **3,573** | **5,731** | **1,060** |
| Income taxes | –1,861 | –2,341 | –2,444 | –2,133 | –1,849 | –1,680 | –1,337 | –1,144 | –1,915 | –423 |
| Minority interest | –31 | –44 | –59 | –46 | –70 | –110 | –361 | –312 | –352 | –82 |
| **Net earnings for the year[3]** | **5,075** | **5,693** | **5,587** | **7,148** | **3,602** | **3,379** | **2,759** | **2,117** | **3,464** | **555** |
| **BALANCE SHEET** | | | | | | | | | | |
| Fixed assets (excl. financial receivables) | 77,885 | 75,462 | 76,967 | 60,962 | 61,065 | 55,147 | 50,351 | 48,599 | 46,822 | 31,336 |
| Receivables and inventories | 22,880 | 24,765 | 23,338 | 21,765 | 18,311 | 18,790 | 16,726 | 15,461 | 16,435 | 10,606 |
| Financial receivables | 4,146 | 6,151 | 3,888 | 3,497 | 1,278 | 1,485 | 1,370 | 1,072 | 1,128 | 131 |
| Short-term investments | 749 | 306 | 406 | 502 | 2,930 | 1,132 | 676 | 1,469 | 1,692 | 1,873 |
| Cash and bank balances | 1,696 | 2,520 | 2,189 | 1,440 | 1,630 | 1,819 | 1,582 | 1,393 | 2,053 | 982 |
| **Total assets** | **107,356** | **109,204** | **106,788** | **88,166** | **85,214** | **78,373** | **70,705** | **67,994** | **68,130** | **44,928** |
| Shareholders' equity | 49,754 | 47,983 | 45,983 | 39,898 | 34,133 | 28,404 | 24,653 | 22,906 | 22,024 | 19,590 |
| Minority interests | 751 | 687 | 736 | 612 | 587 | 1,386 | 1,496 | 3,331 | 3,493 | 853 |
| Provisions[4] | 13,620 | 14,773 | 14,870 | 13,242 | 8,632 | 10,906 | 10,452 | 9,441 | – | – |
| Interest-bearing debt | 25,266 | 27,498 | 27,746 | 18,694 | 28,881 | 25,806 | 22,647 | 21,396 | 22,439 | 13,559 |
| Operating and other interest-free liabilities | 17,965 | 18,263 | 17,453 | 15,720 | 12,981 | 11,871 | 11,457 | 10,920 | 20,174 | 10,926 |
| **Total shareholders' equity and liabilities** | **107,356** | **109,204** | **106,788** | **88,166** | **85,214** | **78,373** | **70,705** | **67,994** | **68,130** | **44,928** |
| Capital employed [5] | 71,687 | 71,863 | 67,878 | 57,501 | 54,616 | 47,400 | 44,840 | 43,311 | 47,408 | 31,780 |
| Net debt, incl. pension provisions | 22,306 | 23,899 | 23,861 | 15,880 | 24,073 | 24,756 | 22,254 | 20,615 | 20,363 | – |
| Net debt, excl. pension provisions | – | – | – | – | – | – | – | – | – | 10,573 |
| **CASH FLOW** | | | | | | | | | | |
| Operating cash flow | 10,102 | 12,421 | 14,206 | 9,005 | 8,707 | 6,678 | 6,631 | 5,959 | 6,533 | 2,422 |
| Cash flow from current operations | 8,134 | 8,620 | 11,249 | 6,652 | 6,740 | 3,875 | 4,850 | 4,210 | 4,772 | 1,174 |
| Cash flow before dividend | 901 | –855 | –4,254 | 10,609 | –3,760 | 345 | 482 | 2,006 | –3,673 | 504 |
| Current capital expenditures | –3,902 | –3,523 | –3,479 | –2,245 | –2,046 | –2,058 | –2,207 | –2,489 | –2,927 | –1,377 |
| Strategic capital expenditures | –2,949 | –2,823 | –1,469 | –1,121 | –2,615 | –2,248 | –983 | –1,126 | –1,849 | –1,599 |
| Acquisitions | –4,808 | –6,483 | –13,286 | –2,349 | –10,400 | –2,793 | –3,431 | –1,558 | –7,698 | –821 |
| **KEY RATIOS[6]** | | | | | | | | | | |
| Equity/assets, % | 47 | 45 | 44 | 46 | 41 | 38 | 37 | 39 | 37 | 46 |
| Interest coverage, multiple | 9.8 | 8.9 | 6.8 | 8.7 | 5.6 | 5.1 | 5.0 | 4.5 | 4.5 | 2.4 |
| Debt payment capacity, incl. pension provisions, % | 54 | 47 | 51 | 49 | 33 | 32 | 33 | 30 | 31 | – |
| Debt/equity ratio, incl. pension provisions, multiple | 0.44 | 0.49 | 0.51 | 0.39 | 0.69 | 0.83 | 0.85 | 0.79 | 0.80 | – |
| Debt/equity ratio, excl. pension provisions, multiple | – | – | – | – | – | – | – | – | – | 0.52 |
| Return on capital employed, % | 11 | 13 | 14 | 18 | 12 | 14 | 12 | 11 | 16 | 6 |
| Return on shareholders' equity, % | 10 | 12 | 13 | 20 | 12 | 13 | 12 | 10 | 17 | 3 |
| Operating margin, % | 9 | 10 | 12 | 16 | 10 | 11 | 10 | 8 | 11 | 5 |
| Net margin, % | 6 | 6 | 7 | 11 | 6 | 6 | 5 | 4 | 5 | 2 |
| Capital turnover rate, multiple | 1.19 | 1.23 | 1.21 | 1.17 | 1.19 | 1.29 | 1.31 | 1.28 | 1.38 | 1.06 |
| Operating cash flow per share, SEK | 34.98 | 37.12 | 48.38 | 28.49 | 31.23 | 18.36 | 23.01 | 19.97 | 23.45 | 5.57 |
| Earnings per share, SEK | 21.84 | 24.54 | 24.05 | 30.64 | 16.73 | 16.03 | 13.11 | 10.05 | 16.45 | 2.76 |
| Dividend, SEK per share | 10.50[7] | 9.60 | 8.75 | 7.75 | 6.80 | 6.14 | 5.43 | 4.96 | 4.48 | 3.54 |

[1] Operating profit has been distributed (pro forma) for 1995–1999.

[2] Not reported separately in 1994, 1995 and 2000.

[3] Earnings in Sweden were charged with 28% deferred tax in 1994–2003.

[4] The provisions are included in operating- and other interest-free liabilities in 1994–1995.

[5] Calculation of average return on capital employed and shareholders' equity is based on five measurements.

[6] Key ratios are defined on page 84.

[7] Board proposal.

# Comments to 10-year comparison

**STATEMENT OF EARNINGS**

**Sales**

SCA's sales nearly doubled in 1995 as a result of the PWA acquisition. The following year was affected adversely by divestments aimed at streamlining SCA/PWA and mainly by negative currency movements. Through to 2000, sales rose by about 5% annually per year and increased in 2001 by slightly more than 20% as a result of the acquisitions in North America. In 2002, SCA continued to acquire companies and sales rose by 7%. In 2003, the Group's sales declined 3%, among other factors due to the weakening of the USD. During the ten-year period, the Group's sales rose by 10% annually.

**Operating profit**

Operating profit nearly doubled during 1995 for Hygiene Products, which is mostly attributable to the acquisition of PWA. In addition, it can be noted that Packaging's operating profit developed favorably, partly due to the PWA acquisition and partly to a sharp rise in the volume and price trend in the existing business. Forest Products also developed well as a result of higher volumes and prices for publication papers.

In 1996, the Group's operating surplus fell 38%, despite an 82% rise in profit for Hygiene Products. Lower prices and the weakening of the SEK resulted in operating profit for Packaging and Forest Products falling by 50%. The fine paper operations were also hit by lower prices and operating profit declined 76% and the business area reported a loss. Hygiene Products increased operating profit, due among other factors to the acquisition of the tissue mill in Prudhoe and the sale of the unprofitable baby diaper operations in France.

During the next four years the development for Hygiene Products was positive and operating profit rose about 10% annually, with the exception of 1998 when operating profit declined. Packaging also developed favorably during he 1997–2000 period and operating profit increased by an average of 33% annually, which was mainly due to acquisitions. Forest Products increased operating profit during the same period by an average of 19% annually. In addition, the capital gain from the sale of the fine paper operations is added to operating profit in 2000. As a result of this gain, combined with the strong operating profit from the other business areas, the Group reported record high operating profit.

Operating profit rose 54% in 2001 for Hygiene Products, which is partly attributable to the acquisition of Georgia-Pacific Tissue. Packaging and Forest Products also continued to develop positively during 2001, which meant a new record-high operating profit, adjusted for non-recurring effects, could be reported.

The increase for Hygiene Products continued during 2002 and amounted to 23%, which is attributable to the acquisition of CartoInvest and lower raw material and production costs. Operating profit for Packaging and Forest Products declined due to lower prices.

**CASH-FLOW STATEMENT**

A total of SEK 74 billion has been invested in expansion during the ten-year period, of which SEK 55 billion is attributable to company acquisitions. Maintenance investments amounted to SEK 26 billion and have been at a steady level, about 4%, in relation to sales.

**KEY RATIOS**

During the ten-year period, the Group's dividend rose from SEK 3.54 to SEK 10.50, an average increase of 13% annually. The Group's earnings per share rose by an average 28% annually.

# Definitions and key ratios*

## CAPITAL DEFINITIONS

### Capital employed
The Group's and business areas' capital employed is calculated as an average of the fixed assets according to the balance sheet and net working capital reduced by provisions for other purposes than pensions.

Goodwill is not included in capital employed in the business areas, but is reported as a consolidated asset.

### Shareholders' equity
The shareholders' equity reported in the consolidated balance sheet consists of taxed shareholders' equity increased by the equity portion of the Group's untaxed reserves. (Deferred tax liability in untaxed reserves has been calculated at a 28% rate for Swedish companies and at the applicable tax rate for foreign companies in each country outside Sweden.)

### Net debt
Net debt is the sum of consolidated interest-bearing liabilities, including pension liabilities and accrued interest less liquid funds and interest-bearing short-term and long-term receivables and capital investment shares.

## FINANCIAL MEASUREMENTS

### Equity/assets ratio
The equity/assets ratio corresponds to shareholders' equity plus minority interest expressed as a percentage of total assets.

### Debt/equity ratio
The debt/equity is expressed as net debt in relation to shareholders' equity, including minority interests.

### Interest coverage ratio
Interest coverage is calculated in conformity with the net method according to which operating profit is divided by financial items.

### Cash earnings
Cash earnings are calculated as earnings before tax, with a reversal of depreciation of tangible and intangible assets, share in earnings of associated companies and nonrecurring items, reduced by tax payments.

### Debt payment capacity
Debt payment capacity is expressed as cash earnings in relation to average net debt.

### Operating surplus
Operating surplus is expressed as operating profit before depreciation/amortization of tangible and intangible fixed assets and share in earnings of associated companies.

### Operating cash flow
Operating cash flow includes the total of operating cash surplus, change in working capital, with deduction for current capital expenditures in property and plant and restructuring costs.

### Cash flow from current operations
Cash flow from current operations comprises operating cash flow less net financial items and tax payments and taking into account other financial cash flow.

### Strategic investments
Strategic investments increase the company's future cash flow through acquisitions of companies, capital expenditures to expand facilities, or new technologies that boost SCA's competitiveness.

### Current capital expenditures
Current capital expenditures are investments to maintain competitiveness, such as maintenance, rationalization and replacement measures or investments of an environmental nature.

## MARGINS, ETC.

### Gross margin
Operating surplus as a percentage of net sales.

### Operating margin
Operating profit as a percentage of net sales.

### Net margin
Net earnings as a percentage of net sales.

### Capital turnover
Net sales divided by average capital employed.

## RATES OF RETURN

### Return on capital employed
Return on capital employed is calculated for the Group as operating profit as a percentage of average capital employed. Goodwill is excluded for the business areas.

### Return on shareholders' equity
Return on shareholders' equity is calculated for the Group as net earnings after tax as a percentage of average shareholders' equity.

## OTHER MEASUREMENTS

### Value added per employee
Operating profit plus salaries, wages and payroll expenses divided by the average number of employees.

### Earnings per share in SEK
Earnings per share is calculated after tax and dilution as shown below:

| SEK M | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net earnings for year | 5,075.0 | 5,693.0 | 5,587.0 |
| Reversal of interest expense, after tax, on option and convertible loans | 4,6 | 6.0 | 6.0 |
| **Total** | **5,079.6** | **5,699.0** | **5,593.0** |
| Average no. of shares after dilution, millions | 232.5 | 232.2 | 232.5 |
| Earnings per share after taxes and dilution, SEK | 21:84 | 24.54 | 24.05 |

* Calculation of key ratios are based mainly on the recommendations issued by the Swedish Society of Financial Analysts. Averages are calculated based on five measuring points.

# Glossary

## HYGIENE PRODUCTS

**AFH** – Away From Home. Tissue sold to bulk consumers such as hotels, restaurants, industry, offices and healthcare facilities.

**Fluff** – Pulp based on wood fiber, used to absorb fluid. Used in incontinence and feminine hygiene products, diapers, etc.

**Tissue** – Creped soft paper which is the basis for hygiene products such as napkins, toilet paper and towels, and household towels and wiping products for institutions, hotels, etc.

**TAD** (Through-Air-Dried) – Hot air is blown into the tissue to improve its properties.

## PACKAGING

**Fluting** – The rippled middle layer in corrugated board, produced from semi-chemical pulp or recycled fiber.

**Heavy duty** – Very durable packaging with several layers of paperboard, often used for heavy goods such as auto parts.

**Integrated packaging plant** – Produces corrugated board and converts it into finished packaging (boxes and trays) with color-printed text and graphics.

**Converting plant** – Produces finished packaging from corrugated board sheets supplied by a corrugated board plant or an integrated packaging plant.

**Liner** – The surface layer of corrugated board. Available in various grades, such as kraftliner (based on fresh wood fiber) and testliner (based on recycled fiber).

**Microflute** – Very thin corrugated board used for high-quality packaging with print.

**Corrugated board** – Two outer layers of paper with an intermediate layer of fluting/folded paper (see liner and fluting).

**Corrugated board plant** (also called sheet feeder) – Produces corrugated board in sheet form that is then converted into finished packaging at another plant.

**Containerboard** – The collective name for liner and fluting.

## FOREST PRODUCTS

**Coating** – A surface treatment applied to paper or corrugated board packaging. Provides a smooth surface with good printing properties.

**LWC paper** – Light Weight Coated paper is a coated supercalendered (SC) paper with a high mechanical pulp content. Used for periodicals and advertising materials with demanding color-printing requirements.

**Mechanical pulp** – Debarked wood that is ground or chipped for mechanical refining to separate the fibers to form pulp.

**SC paper** – Supercalendered publication paper with a high gloss surface and with a high content of mechanical and/or recycled pulp. Mainly used for periodicals and advertising materials.

**Solid wood products** – Wood sawn into various dimensions/sizes: planks, joists, etc.

**TCF pulp** – Pulp that is bleached without using chlorine in any form.

**Newsprint** – Paper for newspapers produced from mechanical pulp based on fresh wood fiber or recycled fiber.

## OTHER

**CTMP** (Chemithermomechanical pulp) – A high-yield pulp (90–95% yield from the wood) produced through the mechanical defibration in a refiner of preheated, chemically pretreated softwood.

**Deinking** – Removal of ink from recovered paper. Facilitates increased use of recycled fiber in finished products.

**EMAS** – EU's system for environmental management and auditing of forestry.

**FSC** – Forest Stewardship Council, an international organization working to ensure responsible forest management. FSC has developed principles for responsible forestry that can be applied for certifying forest management and which facilitates FSC labeling of wood products from FSC certified forest.

**Market pulp** – Pulp that is dried and sold on the open market.

**Productive forest land** – Land with a productive capacity that exceeds one cubic meter of forest per hectare annually.

**Recycled fiber** – Fiber based on recovered paper.

**Wood fiber** – Wood fiber from felled trees (fresh wood fiber) or from used paper or corrugated board products (recycled fiber).

# Production capacities

(excluding fluff products)

Capacities are shown in thousand metric tons unless specified otherwise.

| | Mill | Country | Tissue | Corrugated board | Kraftliner | Testliner | Newsprint | SC and LWC paper | Market pulp | CTMP pulp | **Total pulp and paper** | Solid wood products 000s m³ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Hygiene Products** | Ortmann * | Austria | 119 | | | | | | | | 119 | |
| | Stembert * | Belgium | 66 | | | | | | | | 66 | |
| | Medellin[1] | Colombia | 39 | | | | | | | | 39 | |
| | Pisa[1] | Chile | 40 | | | | | | | | 40 | |
| | Latacunga[1] | Ecuador | 21 | | | | | | | | 21 | |
| | Le Theil * | France | 59 | | | | | | | | 59 | |
| | Roanne | France | 34 | | | | | | | | 34 | |
| | Mannheim * | Germany | 270 | | | | | | | | 270 | |
| | Mainz-Kostheim * | Germany | 109 | | | | | | | | 109 | |
| | Lucca1 | Italy | 140 | | | | | | | | 140 | |
| | Rovereto | Italy | 60 | | | | | | | | 60 | |
| | Collodi | Italy | 35 | | | | | | | | 35 | |
| | Lucca4 | Italy | 25 | | | | | | | | 25 | |
| | Pratovecchio | Italy | 20 | | | | | | | | 20 | |
| | Tilburg | Netherlands | 32 | | | | | | | | 32 | |
| | Friesland[2]* | Netherlands | 8 | | | | | | | | 8 | |
| | Cavite | Philippines | 8 | | | | | | | | 8 | |
| | Benavente | Portugal | 9 | | | | | | | | 9 | |
| | Svetogorsk | Russia | 34 | | | | | | | | 34 | |
| | *Mediona* * | *Spain* | 39 | | | | | | | | 39 | |
| | La Riba * | Spain | 25 | | | | | | | | 25 | |
| | Lilla Edet * | Sweden | 95 | | | | | | | | 95 | |
| | Prudhoe | UK | 86 | | | | | | | | 86 | |
| | Oakenholt | UK | 65 | | | | | | | | 65 | |
| | Chesterfield | UK | 32 | | | | | | | | 32 | |
| | Skelmersdale | UK | 30 | | | | | | | | 30 | |
| | Menasha | US | 205 | | | | | | | | 205 | |
| | South Glens Falls | US | 79 | | | | | | | | 79 | |
| | Alsip | US | 56 | | | | | | | | 56 | |
| | Flagstaff | US | 48 | | | | | | | | 48 | |
| | Gary | US | 29 | | | | | | | | 29 | |
| **Total** | | | **1,917** | | | | | | | | **1,917** | |
| **Packaging** | | Asia[3] | | 200 | | | | | | | 200 | |
| | | Austria | | 50 | | | | | | | 50 | |
| | | Belgium | | 137 | | | | | | | 137 | |
| | | *Czech Republic* | | 50 | | | | | | | 50 | |
| | | Denmark | | 120 | | | | | | | 120 | |
| | | Estonia | | 17 | | | | | | | 17 | |
| | | Finland | | 60 | | | | | | | 60 | |
| | | France | | 205 | | | | | | | 205 | |
| | | Germany | | 450 | | | | | | | 450 | |
| | | Greece | | 60 | | | | | | | 60 | |
| | | Hungary | | 35 | | | | | | | 35 | |
| | | Ireland[4] | | 8 | | | | | | | 8 | |
| | | Italy | | 460 | | | | | | | 460 | |
| | | *Lithuania* | | 35 | | | | | | | 35 | |
| | | Netherlands | | 150 | | | | | | | 150 | |
| | | Norway[4] | | 5 | | | | | | | 5 | |
| | | Poland | | 35 | | | | | | | 35 | |
| | | Russia | | 52 | | | | | | | 52 | |
| | | Slovakia[4] | | 2 | | | | | | | 2 | |
| | | Spain | | 170 | | | | | | | 170 | |
| | | Sweden | | 135 | | | | | | | 135 | |
| | | Switzerland | | 40 | | | | | | | 40 | |
| | | Turkey | | 57 | | | | | | | 57 | |
| | | UK | | 400 | | | | | | | 400 | |
| ***Liner mills*** | Djursland * | Denmark | | | | 215 | | | | | 215 | |
| | Witzenhausen * | Germany | | | | 325 | | | | | 325 | |
| | *Aschaffenburg* * | *Germany* | | | | 300 | | | | | 300 | |
| | Lucca * | Italy | | | | 330 | | | | | 330 | |
| | Castelfranco * | Italy | | | | 70 | | | | | 70 | |
| | De Hoop * | Netherlands | | | | 350 | | | | | 350 | |
| | Munksund * | Sweden | | | 340 | | | | | | 340 | |
| | Obbola * | Sweden | | | 300 | 125 | | | | | 425 | |
| | Argovia* | Switzerland | | | | 100 | | | | | 100 | |
| | New Hythe* | UK | | | | 240 | | | | | 240 | |
| **Total** | | | | **2,933** | **640** | **2,055** | | | | | **5,628** | |
| **Forest Products** | Laakirchen * | Austria | | | | | | 500 | | | 500 | |
| | Ortviken * | Sweden | | | | | 360 | 440 | | | 800 | |
| | Östrand * | Sweden | | | | | | | 400 | 70 | 470 | |
| | Bollsta | Sweden | | | | | | | | | | 350 |
| | Munksund * | Sweden | | | | | | | | | | 330 |
| | Tunadal * | Sweden | | | | | | | | | | 310 |
| | Rundvik | Sweden | | | | | | | | | | 225 |
| | *Vilhelmina* | Sweden | | | | | | | | | | 95 |
| | Holmsund * | Sweden | | | | | | | | | | 90 |
| | Graningebruk | Sweden | | | | | | | | | | 30 |
| | Aylesford [1] * | UK | | | | | 410 | | | | 410 | |
| **Total** | | | | | | | **770** | **940** | **400** | **70** | **2,180** | **1,430** |
| **Total** | | | **1,917** | **2,933** | **640** | **2,055** | **770** | **940** | **400** | **70** | **9,725** | **1,430** |

Fluff products are produced at the following facilities: Australia (Melbourne JV), *Chile (Santiago)*, Colombia (Cauca JV, Rio Negro JV), Philippines (Cavite), France (Linselles, Mâcon), Canada (Drummondville), Mexico (Ecatepec JV), Netherlands (Gennep*), Hoogezand*), Slovakia (Gemerska Horka*), Sweden (Falkenberg*, Mölnlycke*), South Africa (Johannesburg JV), Tunisia (Ksibet el Mediouni JV) and the US (Bowling Green).

* Certified in accordance with ISO 14001 and/or EMAS certified (EU system for environmental management and auditing.)

[1] Capacity data corresponds to the mill's full production, while SCA's ownership is only 50%.

[2] Non-woven production.

[3] Capacity data corresponds to the full production at the plant, while SCA's ownership interest is 65% in Cenpak and 50% in SCA Weyerhaeuser Asia.

[4] Only converting plants.

# Board of Directors and Auditors


Sverker Martin-Löf


Rolf Börjesson


Sören Gyll


Tom Hedelius


Anders Nyrén


Lars Ramqvist


Indra Åsander


Jan Åström


Jörgen Andersson


Bruno Lundgren


Alf Söderlund

**Elected by the Annual General Meeting**
**Sverker Martin-Löf** *(1943)*
*Doctor of Technology*
Chairman since 2002, formerly President and CEO, Board member since 1986.
Board Chairman of SSAB and Skanska, Board member of Ericsson, Handelsbanken and Industrivärden, Vice Chairman of Confederation of Swedish Enterprise.
A shares: 1,000
B shares: 25,941
Options: 80,000

**Rolf Börjesson** *(1942)*
*MSc Eng*
President and CEO of Rexam PLC. Board member since 2003. Board member of Rexam and Copenhagen Airports.
Shares: 0

**Sören Gyll** *(1940)*
*Executive*
Board member since 1997. Board member of Fenix Outdoor, PROBI, SKF, Skanska, Topeja Holding and in foreign company Medicover Holding. Chairman of Confederation of Swedish Enterprise (until 26 May 2004) and member of the Royal Academy of Engineering Sciences (IVA).
B shares: 1,119

**Tom Hedelius** *(1939)*
*Honorary PhD Economics*
Board member since 1985. Board Chairman of Bergman & Beving, Svenska Le Carbone, Industrivärden and Anders Sandrews Foundation. Vice Chairman of Addtech and Lagercrantz Group. Board member of Volvo. Honorary Chairman, Handelsbanken.
B shares: 1,940

**Anders Nyrén** *(1954)*
*MSc Econ, MBA*
President and CEO of Industrivärden.
Board member since 2001. Board Chairman of Indutrade, Vice Chairman of Handelsbanken. Board member of Ernströmgruppen, SSAB, Sandvik and Skanska. Board member of SNS (Center for Business and Policy Studies).
B shares: 400

**Lars Ramqvist** *(1938)*
*PhD, Hon PhD, Hon PhD Technology*
Board member since 1994. Board Chairman Volvo. Honorary Chairman of Ericsson. Board member of EQT II. Member of the Royal Academy of Engineering Sciences (IVA) and Royal Swedish Academy of Sciences (KVA).
B shares: 1,000

**Indra Åsander** *(1956)*
*MSc Eng.*
Senior Vice President, TeliaSonera Sweden, Responsible for Consumer Segment. Board member since 2003. Board Chairman of STF Ingenjörsutbildning, Member of IFL's Trustee Council.
B shares: 400

**Jan Åström** *(1956)*
*MSc Eng*
President and CEO of Svenska Cellulosa Aktiebolaget SCA. Board member since 2002. Formerly Executive Vice President and Deputy CEO. Board member of Strålfors.
B shares: 5,659
Options: 55,000

**Honorary Chairman**
**Bo Rydin,** *MSc Econ, Hon PhD Econ, Hon PhD Technology*

**BOARD SECRETARY**
**Michael Bertorp** *(1949)*
*Master of Law*
Executive Vice President, head of Secretariat.
B Shares: 3,464
Options: 40,000

**ELECTED BY THE EMPLOYEES**
**Jörgen Andersson** *(1964)*
Electrician, SCA Hygiene Products, Edet Mill.
Board member since 1997.
B shares: 147

**Bruno Lundgren** *(1941)*
Plant Supervisor, SCA Packaging Munksund.
Board member since 1989.
B shares: 834

**Alf Söderlund** *(1943)*
Instrument Maker, SCA Graphic Sundsvall, Ortviken Paper Mill.
Board member since 1985.
B shares: 110

**DEPUTY MEMBERS**
**Evert Nilsson** *(1943)*
Laboratory Assistant. SCA Graphic Sundsvall, Östrand pulp mill.
Board member since 2001.
B shares: 1,112

**Harriet Sjöberg** *(1946)*
Chairman, SIF local union, SCA Hygiene Products, Göteborg.
Board member since 2001.
B shares: 580

**Per Ågren** *(1941)*
Repairman, SCA Packaging Järfälla.
Board member since 1998.
B shares: 60

**AUDITORS**
PricewaterhouseCoopers AB
Senior auditor: **Robert Barnden**
Authorized Public Accountant

Information as of 31 December 2003.
One option corresponds to one share.

# Senior Management

**President**



Jan Åström

**Executive Vice Presidents**



Michael Bertorp



Lennart Persson

**Jan Åström,** *(1956)*
*President and CEO, SCA.*
MSc Eng
SCA employee since 2000.
Earlier employment: President, Modo Paper. SCA 1993–2000.
B shares: 5,659
Options: 55,000 (55,000)

**Michael Bertorp,** *(1949)*
*Executive Vice President, Secretariat.*
Master of Law.
SCA employee since 1984.
Earlier employment: Judge in Swedish court system and positions in the Ministry of Justice.
B shares: 3,464
Options: 40,000 (40,000)

**Lennart Persson,** *(1947)*
*Executive Vice President, Finance.*
ASc Econ.
SCA employee since 1987.
Earlier employment: Vice President, SCA Finans.
B shares: 3,155
Options: 42,000 (42,600)

**Business group presidents**



Kenneth Eriksson



Gunnar Johansson



Scott R. Jungles



Rob Jan Renders



Rijk Schipper



Ole Terland



Colin J. Williams

**Kenneth Eriksson,** *(1944)*
*President, SCA Forest Products.*
Mechanical Engineer.
SCA employee since 1979.
Earlier employment: President, Sunds Defibrator.
B shares: 5,791
Options: 40,000 (40,000)

**Scott R. Jungles,** *(1959)*
*President, SCA Hygiene Growth Markets.*
MBA
SCA employee since 1993.
Earlier employment: Scott Paper Company, US.
B shares: 1,828
Options: 24,000 (24,000)

**Rijk Schipper,** *(1952)*
*President, SCA AFH Tissue Europe.*
Business College, HEAO-CE
SCA employee since 1980.
Earlier employment: Fetim-Bekol, The Netherlands.
B shares: 0
Options: 21,000 (21,000)

**Gunnar Johansson,** *(1956)*
*President, SCA Personal Care.*
MBA
SCA employee since 1981.
Earlier employment: President Consumer Products, SCA.
B shares: 2,062
Options: 24,000 (24,000)

**Rob Jan Renders,** *(1953)*
*President, SCA Packaging Europe.*
Degree in Mechanical Engineering.
SCA employee since 1990.
Earlier employment: President SCA Packaging De Hoop.
B shares: 6,214
Options: 30,000 (30,000)

**Ole Terland,** *(1958)*
*President, SCA Consumer Tissue.*
Tech. Lic.
SCA employee since 1987.
Earlier employment: STFI, Sweden.
B shares: 4,527
Options: 54,000 (55,800)

**Colin J. Williams,** *(1942)*
*President, SCA North America, SCA Packaging Growth Markets.*
Master of Physical Chemistry and MBA.
SCA employee since 1988.
Earlier employment: Johnson&Johnson.
B shares: 13,998
Options: 40,000 (40,000)

Information as of 31 December 2003. Figures within parentheses indicate corresponding number of shares.

# Organization

**Heads of staff**



Karin Eliasson



Anders Nyberg



Peter Nyquist



Carl-Axel Olson



Thomas Wulkan

**Karin Eliasson,** *(1961)*
*Senior Vice President, Human Resources.*
BSc Human Resources & Labor Relations.
SCA employee since 2003.
Earlier employment: President Novare Humankapital.
Shares: 0
Options: 0

**Peter Nyquist,** *(1965)*
*Senior Vice President, Communications and Investor Relations.*
BSc Business Adm. and Economics.
SCA employee since 2000.
Earlier employment: Vice President, Communications and Investor Relations, Modo Paper.
SCA 1995–2000.
Shares: 0
Options: 7,333 (7,333)

**Thomas Wulkan,** *(1961)*
*Senior Vice President, IT and Strategic Control.*
BSc Business Adm. and Economics.
SCA employee since 2000.
Earlier employment: Vice President Finance, Modo Paper. SCA 1992–2000.
Shares: 0

**Anders Nyberg,** *(1951)*
*General Counsel.*
Master of Law.
SCA employee since 1988.
Earlier employment: Judge in Swedish court system and positions in the Ministry of Communication.
B shares: 2,132
Options: 24,000 (24,000)

**Carl-Axel Olson,** *(1948)*
*Senior Vice President, Treasury.*
BSc Business Adm. and Economics.
SCA employee since 1975.
Earlier employment: Executive Vice President, SCA Finans.
B shares: 3,501
Options: 37,000 (37,780)

**President and CEO**
**Jan Åström**

CORPORATE STAFFS

**Finance**
Lennart Persson

**Secretariat**
Michael Bertorp

**IT and Strategic Control**
Thomas Wulkan

**Communications and Investor Relations**
Peter Nyquist

**Treasury**
Carl-Axel Olson

**Human Resources**
Karin Eliasson

BUSINESS AREAS
*Reporting structure*

**HYGIENE PRODUCTS** | **PACKAGING** | **FOREST PRODUCTS**

BUSINESS GROUPS
*Operating units*

**SCA Consumer Tissue**
Ole Terland, Business Group President
Patrick Cagnioncle, Finance
Peter Irish, Sales and Marketing
Walter Himer, Technology

**SCA North America**
Colin J. Williams, Business Group President
Ron Leach, High Visibility Packaging
David O'Leary, Protective Packaging
Joe Raccuia, Tissue North America
Jeff Scott, Finance

**SCA AFH Tissue Europe**
Rijk Schipper, Business Group President
Peter Czekirda, Finance
Bertil Edberg, Supply Chain
Annika Nordin, Products and Marketing
Michael Widera, Sales and Marketing

**SCA Packaging Growth Markets**
Colin J. Williams, Business Group President
David Hwang, Packaging Asia

**SCA Personal Care**
Gunnar Johansson, Business Group President
Mats Berencreutz, Technology
Martin Källström, Category Manager
Thomas Melander, Finance
Håkan Molin, Health Care Europe
Charles St-Maurice, North America
Johan Verhage, Retail Europe

**SCA Packaging Europe**
Rob Jan Renders, Business Group President
Phil Almond, Middle Europe
Amelio Cecchini, Southern Europe
Arnaud Feist, Finance
Wim van Lokhurst, Nordic Region
Francois Nicol, Western Europe
Seppo Puotinen, Containerboard
John Williams, UK/Ireland

**SCA Hygiene Growth Markets**
Scott R. Jungles, Business Group President
Ingolf Braun, Asia
Alfredo Carrera, Finance
Jan Schiavone, Latin America
Ola Springfors, Africa, Australia and others

**SCA Forest Products**
Kenneth Eriksson, Business Group President
Alvar Andersson, Production
Anders Färnqvist, Finance
Ola Hildingsson, Marketing
Jerker Karlsson, SCA Skog
Ulf Larsson, SCA Timber
Mark Lunabba, Mill Manager, Laakirchen

# SCA 75 years

*SCA was founded 75 years ago this year. What was originally a merger of several forestry companies has developed into an international industrial group with annual sales of SEK 85 billion and operations in some 40 countries.*

SCA's roots are in the companies that started exploiting forests and hydropower for industrial purposes as early as the 17th century. In 1929, SCA was founded as a holding company for about ten forestry companies that produced sawn timber and pulp in northern Sweden. Ivar Kreuger, the Swedish financier, was one of the founders.

In the aftermath of the Kreuger Crash and the onset of the international depression in the early 1930s, Handelsbanken entered as an owner of SCA. Some years later, Handelsbanken transferred its shares to AB Industrivärden, a holding company that subsequently became SCA's largest shareholder. SCA's shares were introduced on the Stockholm Stock Exchange in 1950.

Market pulp was the totally dominant product in SCA's operations until the end of the 1950s, when two paper mills were built, one for publication paper in Ortviken and one for kraftliner in Munksund. These investments marked the beginning of SCA's large-scale production of refined products with higher value added.

During the 1960s, production of liner was integrated with corrugated board when SCA acquired and built a number of mills in Sweden, Denmark, France, Spain and Germany.

SCA expanded its corrugated board operations during the 1970s through jointly owned companies in Germany, Great Britain and Ireland. SCA also increased its production of kraftliner through Obbola Linerboard AB in Sweden.

In 1975, SCA acquired Mölnlycke AB, which marked the beginning of SCA's expansion within fluff and tissue. Mölnlycke was one of Western Europe's leading producers of hygiene products based mainly on pulp and paper as the raw materials.

The rebuilding and expansion of the pulp mill in Östrand was completed in 1982.

Toward the end of the 1980s, SCA conducted a strategy review that resulted in the targeting of packaging operations as a priority growth area. The strategy was adopted in conjunction with the acquisition of Italcarta in 1988, which gave SCA a position of market leadership in corrugated board and containerboard in Italy. In the same year, SCA also acquired a majority shareholding in Laakirchen, the

**From forestry company in northern Sweden to international group with refined consumer products.**






AKTIEBREV
SVENSKA CELLULOSA AKTIEBOLAGET
2000



**1929** SCA founded. Ivar Kreuger was one of the founders.

**1950** SCA was introduced on the Stockholm Stock Exchange.

**1975** Acquisition of Mölnlycke starts expansion in fluff and tissue.

Austrian producer of publication paper and tissue.

The acquisition of Reedpack in the UK in 1990 was the next major packaging acquisition that further strengthened the Group's position in the sector comprising corrugated board transport packaging. In parallel, SCA gained access to technology for the production of return fiber-based newsprint, and became Europe's second-largest user and collector of recovered paper. Today, SCA is the largest company in Europe in this area.

The next milestone in the Group's expansion within hygiene products was the acquisition of 75% of the German company PWA in 1995. PWA complemented SCA's full range of operations, both in terms of product offering and geographically, and the acquisition provided the Group with a leading position in the European market for tissue. Additional shares in PWA have since been acquired, and SCA's ownership share in 2003 was 97%.

During the period 1990–1996, Group operations were expanded to include production of recycled paper-based newsprint at the UK mill in Aylesford. In Sundsvall, Sweden, two machines were built for the production of LWC paper. A completely new marine shipping system for transports of paper products to the Continent was also introduced.

In 1997, SCA's strategy was clarified and a decision was made to concentrate the Group's expansion within hygiene products and packaging. SCA formulated a cash flow model to evaluate profitability and acquisitions. Since then, SCA has implemented acquisitions and investments for more than SEK 50 billion.

Most acquisitions have been made in Europe and North America, but Group operations have also been expanded in Asia and South America. SCA has acquired part or total ownership of companies in countries such as Austria, the Czech Republic, Chile, China, Colombia, Denmark, Ecuador, Finland, France, Germany, Italy, Japan, the Philippines, Portugal, Russia, Singapore, Spain, Switzerland, Taiwan, the UK and the US.

During 1999, SCA and MoDo (now Holmen) merged their respective fine paper and merchanting operations in a new jointly owned company, Modo Paper, which was sold in the following year, after which SCA no longer had any business interests in fine paper.

During 2000, SCA acquired the incontinence product operations of the American hygiene company Johnson & Johnson and Metsä-Serla's corrugated board division.

The acquisitions in 2001 of Georgia-Pacific Tissue and the Tuscarora protective packaging company represented a breakthrough in the North American market, and SCA became North America's third-largest player in Away-From-Home tissue. SCA has since acquired several other American protective packaging companies. The construction of a plant for converting, paper production and distribution of tissue in Alabama, in the US, will be completed during 2004.


Old Parr
Superior





**1988** Strategy review and acquisitions focused on packaging.

**1995** German PWA acquired.

**2001** Breakthrough in North America through acquisition of Georgia-Pacific Tissue and Tuscarora.

**2004**

SCA

# Annual General Meeting and Nomination Committee

The Annual General Meeting of SCA will be held at 3.00 p.m. on Thursday, 1 April 2004 in Aula Magna, Stockholm University, Frescati, Stockholm, Sweden.

Directions from central Stockholm:
- Underground "röda linjen" ("the red line") towards Mörby Centrum, the "Universitetet" station.
- Bus 40, 540 or 670, the "Universitetet" stop.
- Parking by "Södra huset".
- Taxi set-down and collection point (Stockholm University No. 6) at Aula Magna's taxi entrance on level two. The address is Frescativägen 6.

**Notification**

Shareholders who wish to attend the Annual General Meeting must
- be shown on the printout of the shareholders' register produced by VPC AB (Swedish Securities Register Centre) Monday, 22 March 2004, and
- not later than 4 p.m. on Friday, 26 March 2004 give notice of their intention to attend the Annual General Meeting.

**Notification may be given in the following ways:**
- telephone + 46 8 788 51 39
- telefax + 46 8 788 53 31
- www.sca.com
- post to Svenska Cellulosa Aktiebolaget SCA, Secretariat, Box 7827, SE-103 97 Stockholm, Sweden

Shareholders with custodian-registered shares must register these in their own name in order to be entitled to attend the Annual General Meeting. Temporary registration of ownership, so called voting rights registration, should be effected well in advance of Monday, 22 March 2004.

Name, personal or organisation identification number, address and telephone number should be stated when notification is given. The information will only be used to prepare voting lists and to issue admission/voting cards.

**Dividend**

It is proposed that Tuesday, 6 April 2004 shall be the record date in respect of the right to receive dividend, which should make it possible to effect payment through VPC AB (Swedish Securities Register Centre) on Tuesday, 13 April 2004.

The Board of Directors and the President propose that the Annual General Meeting declare a dividend for the financial year 2003 of SEK 10.50 per share.

**Nomination Committee**

Sverker Martin-Löf, Chairman
Carl-Olof By, Industrivärden
Thomas Halvorsen, Fjärde AP-fonden
Curt Källströmer, Handelsbankens Pensionsstiftelser
Björn Lind, SEB Fonder
Tor Marthin, AMF Pension

The Nomination Committee prepares proposals for the election of members of the Board of Directors.

# Addresses

**Headquarters**

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Box 7827
SE-103 97 STOCKHOLM
Sweden
Visitors: Stureplan 3
Tel +46-8 788 51 00
Fax +46-8 660 74 30
www.sca.com

**Business groups**

**Consumer Tissue, AFH Tissue Europe and Personal Care**

München Airport Center
Postfach 241540
DE-85336 MÜNCHEN FLUGHAFEN
Germany
Visitors: Terminalstrasse Mitte 18
Tel +49-89 9 70 06-0
Fax +49-89 9 70 06-204

**Packaging Europe**

Excelsiorlaan 81
BE-1930 ZAVENTEM
Belgium
Tel +32-2 718 3711
Fax +32-2 725 5953

**Forest Products**

SE-851 88 SUNDSVALL
Sweden
Visitors: Skepparplatsen 1
Tel +46-60 19 30 00
Fax +46-60 19 33 21

**North America, Hygiene Growth Markets and Packaging Growth Markets**

500 Baldwin Tower
EDDYSTONE, PA 19022
USA
Tel +1 610 499 3700
Fax +1 610 499 3391

**Coordination Center Asia**

SCA Asia house
1958 Chenhang Road
Chenhang Town, Minhang district
SHANGHAI 201114
China

**Other companies**

AB SCA FINANS
Box 7827
SE-103 97 STOCKHOLM
Sweden
Visitors: Stureplan 3
Tel +46-8 788 51 00
Fax +46-8 788 53 21
*Carl-Axel Olson, President*

SCA FÖRSÄKRINGSAKTIEBOLAG
Box 7827
SE-103 97 STOCKHOLM
Sweden
Visitors: Stureplan 3
Tel +46-8 788 51 00
Fax +46-8 788 53 39
*Per R Larsson*

**FINANCIAL INFORMATION REPORT DATES**

Year-end and interim reports are published in the SCA Investor Report magazine and on SCA's Website on the Internet: www.sca.com
SCA Investor Report and the Annual Report are sent automatically to shareholders who have indicated that they wish to receive this information.

**1 April 2004** Annual General Meeting

**27 April 2004** Interim report for three months ended 31 March 2004

**21 July 2004** Interim report for six months ended 30 June 2004

**26 October 2004** Interim report for nine months ended 30 September 2004

**27 January 2005** Year-end report on 2004 operations

**March 2005** Annual Report for 2004

These reports, which are available in Swedish and English, may be ordered directly from:

Svenska Cellulosa Aktiebolaget SCA
Communications and Investor Relations
Box 7827, SE-103 97 Stockholm, Sweden
Tel +46-8 788 51 00 / Fax +46-8 678 81 30
or via SCA's Internet Website: www.sca.com

The Annual Report is published in Swedish and English. In the event of differences between the English translation and the Swedish original, the Swedish Annual Report shall prevail.

**INVESTOR RELATIONS**

**Peter Nyquist,**
Senior Vice President,
Communications and
Investor Relations,
Telephone: +46-8 788 52 34,
e-mail: peter.nyquist@sca.com

**Andreas Koch,**
Business Analyst
Telephone: +46-8 788 51 30,
e-mail: andreas.koch@sca.com

**Anders Luthbom,**
Vice President, Business Intelligence
Telephone: +46-8 788 51 56,
e-mail: anders.luthbom@sca.com

This Annual Report is produced by SCA in cooperation with n3prenör.
Photography: Dan Coleman, Gunnar Nydrén and other. Printed by Strokirk-Landströms, Sweden, 2004.

*essentials*
*for everyday life*™

**SVENSKA CELLULOSA**
**AKTIEBOLAGET SCA** (publ)
P.O. Box 7827, SE-103 97 Stockholm, Sweden
Tel +46-8-788 51 00, fax +46-8-660 74 30
Corp. reg. no: 556012-6293

SCA